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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6K dated June 27th 2006

TELENT PLC
(Exact name of Registrant as specified in its Charter)

New Century Park
PO Box 53
Coventry
CV3 1HJ
(Address of Registered Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), telent plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

PART TWO OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your telent Shares, please send this document together with the accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Recommended Cash Acquisition by

Holmar Holdings Limited,

a company formed at the direction of Fortress Investment Group LLC,

of

telent plc

to be implemented by means of a scheme of arrangement

under section 425 of the Companies Act 1985

Your attention is drawn to the letter from the Chairman of telent plc in Part One of this document, which contains the unanimous recommendation of the telent Directors that you vote in favour of the Scheme at the Court Meeting and the special resolution to be proposed at the EGM. A letter from Morgan Stanley and Lazard explaining the Scheme appears in Part Two of this document.

ACTION TO BE TAKEN

Notices of the Court Meeting and the EGM, each of which will be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on 21 July 2006, are set out on pages 88 to 92 of this document. The Court Meeting will start at 10.00 a.m. on that date and the EGM at 10.15 a.m. or as soon thereafter as the Court Meeting is concluded or adjourned.

A blue Form of Proxy or, if you are beneficially interested in telent Shares held by Computershare Company Nominees Limited, a white Form of Direction for use in connection with the Court Meeting and a yellow Form of Proxy or, if you are beneficially interested in telent Shares held by Computershare Company Nominees Limited, a pink Form of Direction for use in connection with the EGM are enclosed with this document. Whether or not you intend to attend the Meetings in person, please complete and sign both the enclosed Forms of Proxy, if applicable, in accordance with the instructions printed thereon and return them to the Registrar, Computershare Investor Services PLC, using the pre-paid envelope provided with this document (for use in the UK only) or otherwise by post addressed to Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA as soon as possible and, in any event, so as to be received at least 48 hours before the time appointed for the relevant Meeting. telent Shareholders who hold telent Shares in CREST may also appoint a proxy using CREST by following the instructions set out on pages 4 and 5 of this document. If the blue Form of Proxy for the Court Meeting is not returned by the above time, it may be handed to the Chairman of the Court Meeting before the start of that Meeting. However, in the case of the EGM, unless the yellow Form of Proxy is returned by the time mentioned in the instructions printed on it, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the EGM, if you so wish and are so entitled. If you are beneficially interested in telent Shares held by Computershare Company Nominees Limited, please complete and sign both the enclosed Forms of Direction in accordance with the instructions printed thereon and return them to the Registrar, as described above, so as to be received at least 72 hours before the time appointed for the relevant Meeting. Unless a Form of Direction is returned by the time mentioned in the instructions printed on it, it will be invalid. The action to be taken by telent Shareholders is further described on pages 12 and 13 of this document.

If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Morgan Stanley, Lazard and JPMorgan Cazenove are acting for telent and no one else in connection with the Acquisition and will not be responsible to anyone other than telent for providing the protections afforded to the respective clients of Morgan Stanley, Lazard or JPMorgan Cazenove nor for providing advice in relation to the Acquisition.

Goldman Sachs, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Investment Group and Holmar and no one else in connection with the Acquisition and will not be responsible to anyone other than Fortress Investment Group and Holmar for providing the protections afforded to the clients of Goldman Sachs nor for providing advice in relation to the Acquisition.

IMPORTANT NOTICE

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this document or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This document has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside England.

The statements contained in this document are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth in this document since such date. Nothing contained in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of telent or the telent Group or of Holmar or Fortress Investment Group except where otherwise stated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains "forward-looking statements" about telent, the telent Group, Holmar, Fortress Investment Group and the proposed transaction. These statements include the expected timetable, statements regarding plans, objectives and expectations with respect to future operations, and statements regarding future performance, events or trends. Words such as "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the telent Group or Holmar or Fortress Investment Group, and may cause the actual results, performance or achievements of the telent Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) delays in satisfying, or failure to satisfy the conditions to the proposed transaction (as described in Part Three of this document); (2) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed transaction; (3) the ability to manage regulatory, tax and legal matters and changes in the regulatory environment; and (4) adverse changes in the markets for telent's services. Important risks, uncertainties and considerations are also discussed in the telent Circular and telent's Annual Report on Form 20-F for the year ended 31 March 2005 and in other telent filings with the SEC. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to telent's and Holmar's judgement as of the date on which they are made. Any such forward-looking statements are not intended to give any assurance as to future results. Neither telent nor Holmar undertakes to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of telent, all "dealings" in any "relevant securities" of telent (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the Effective Date or until the date on which the Scheme lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or, if Holmar elects to effect the Acquisition by way of a takeover offer, until the date on which such offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of telent, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of telent by Holmar or telent, or by any of their respective "associates", must be disclosed by no later than 12:00 noon (London time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or date
Latest time for lodging Forms of Direction for the:
Court Meeting (white form)	10.00 a.m. on 18 July 2006(1)
EGM (pink form)	10.15 a.m. on 18 July 2006(1)
Latest time for lodging Forms of Proxy for the:
Court Meeting (blue form)	10.00 a.m. on 19 July 2006(1)
EGM (yellow form)	10.15 a.m. on 19 July 2006(1)
Voting Record Time	6.00 p.m. on 19 July 2006(2)
Court Meeting	10.00 a.m. on 21 July 2006
EGM	10.15 a.m. on 21 July 2006(3)
The following dates are indicative only and are subject to change; please see note (4) below.
Court Hearing to sanction the Scheme and confirm the Capital Reduction	10 August 2006
Last day of dealings in, and for registration of transfers of, telent Shares and Warrants	10 August 2006(4)
Scheme Record Time	6.00 p.m. on 10 August 2006(4)
Effective Date of the Scheme	11 August 2006(4)
Cancellation of listing of telent Shares and Warrants	11 August 2006(4)
Latest date for despatch of cheques and settlement through CREST	Within 14 days after the Effective Date(4)

Notes:

(1)
Please see "Action to be taken" on the next page.

(2)
If either the Court Meeting or the EGM is adjourned, the Voting Record Time for the relevant adjourned meeting will be 6.00 p.m. on the day prior to the day immediately before the adjourned meeting.

(3)
Or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(4)
These dates are indicative only and will depend, among other things, on the date upon which the Court sanctions the Scheme and confirms the Capital Reduction.

All references in this document to times are to London time unless otherwise stated.

The Court Meeting and the EGM will both be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on 21 July 2006.

ACTION TO BE TAKEN

Detailed instructions on the actions to be taken are set out in paragraph 11 of Part One of this document and are summarised below.

Voting at the Court Meeting and the Extraordinary General Meeting

The Scheme will require approval at a meeting of telent Shareholders convened by order of the Court to be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB at 10.00 a.m. on 21 July 2006. Implementation of the Scheme will also require approval of telent Shareholders at the EGM to be held at 10.15 a.m. on 21 July 2006 (or as soon thereafter as the Court Meeting is concluded or adjourned) at the same venue.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of telent Shareholder opinion. You are therefore strongly urged to sign and return your Forms of Proxy (or Forms of Direction) in accordance with the instructions thereon, or to appoint a proxy electronically in accordance with the instructions set out below, as soon as possible and in any event so that any proxy appointments are received by the Registrar, Computershare Investor Services PLC, by the following times and dates:

white Forms of Direction for the Court Meeting 10.00 a.m. on 18 July 2006

pink Forms of Direction for the EGM 10.15 a.m. on 18 July 2006

blue Forms of Proxy for the Court Meeting 10.00 a.m. on 19 July 2006

yellow Forms of Proxy for the EGM 10.15 a.m. on 19 July 2006

Postal Forms of Proxy (or Forms of Direction) should be sent to the Registrar using the pre-paid envelope provided with this document (for use in the UK only) or otherwise addressed to Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA.

Note:

Alternatively, blue Forms of Proxy (but NOT yellow Forms of Proxy or white or pink Forms of Direction) may be handed to the Chairman of the Court Meeting before the start of the Court Meeting on 21 July 2006 and will still be valid.

Electronic appointment of proxies by telent Shareholders holdings shares through CREST telent Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies for the Meetings or any adjournment(s) by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must in order to be valid, be transmitted so as to be received by the Registrar (ID 3RA50) at least 48 hours prior to the Court Meeting or EGM, as applicable. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his

CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsor or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in the Regulations.

If you have any queries in relation to the action to be taken please contact the telent Shareholder Helpline on 0870 702 0118 (between 8.30 a.m. and 5.30 p.m. (London time) on any Business Day), or if telephoning from outside the UK, on +44 870 702 0118.

PART EIGHT: ADDITIONAL INFORMATION ON TELENT AND HOLMAR	67
PART NINE: DEFINITIONS	82
PART TEN: NOTICE OF COURT MEETING	88
PART ELEVEN: NOTICE OF EXTRAORDINARY GENERAL MEETING	90

PART ONE:

LETTER FROM THE CHAIRMAN OF TELENT

telent plc
New Century Park
Coventry
CV3 1HJ
United Kingdom

Registered in England and Wales
No. 67307

www.telent.com

26 June 2006

To the holders of telent Shares and, for information only, to holders of options or awards under the telent Share Option Schemes

Dear telent Shareholder

RECOMMENDED CASH ACQUISITION OF TELENT BY HOLMAR

1.     Introduction

On 25 May 2006 the Boards of telent and Holmar, a company formed at the direction of Fortress Investment Group, announced that they had reached agreement in principle on the terms of a possible recommended cash acquisition by Holmar of telent. On 20 June 2006 the Board of Holmar announced that it was proceeding with the Acquisition. I am writing to you today, on behalf of the Board of telent, to set out the terms of the Acquisition, to explain the background to and reasons for our recommendation of the Acquisition and to seek your support and approval for the Acquisition.

This letter sets out the background to the Acquisition and the reasons why your directors consider the terms of the Acquisition to be fair and reasonable and are unanimously recommending that you vote in favour of the Scheme at the Court Meeting and in favour of the resolution required to effect the Acquisition to be proposed at the EGM as they have irrevocably undertaken to do in respect of their own beneficial holdings of telent Shares. I draw your attention to the letter from Morgan Stanley and Lazard set out in Part Two of this document which gives details about the Acquisition and to the additional information set out in Part Eight of this document.

In order to approve the terms of the Acquisition, Independent Scheme Shareholders will need to vote in favour of the Scheme at the Court Meeting and telent Shareholders will need to vote in favour of the resolution to be proposed at the EGM, each of which is to be held on 21 July 2006. Details of the actions you should take, and the recommendation of the telent Directors, are set out in paragraphs 11 and 14 respectively of this letter.

2.     Summary of the terms of the Acquisition

The Acquisition will be implemented by means of a scheme of arrangement of telent Shareholders under section 425 of the Companies Act.

Under the terms of the Acquisition, telent Shareholders will receive:

for each Scheme Share                   529.5 pence in cash

The terms of the Acquisition value the Diluted Share Capital of telent at approximately £346 million as at 19 June 2006, being the last Business Day prior to the announcement that Holmar was proceeding with the Acquisition. This represents a premium of approximately 13 per cent. over the closing price of 467.5 pence per telent Share on 24 May 2006, being the last Business Day prior to the announcement of the possible acquisition. The price also represents a premium of approximately 23 per cent. over the average closing price of 430.5 pence per telent Share in the period from the announcement by telent of the disposal of its equipment and international services businesses to Ericsson on 25 October 2005 to 24 May 2006, the last Business Day prior to the announcement of the possible acquisition.

It is expected that, subject to receipt of the appropriate regulatory approvals, the Hearing will be held on 10 August 2006 and that the Effective Date will be 11 August 2006.

If the Scheme becomes effective, it will be binding on all telent Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the EGM. Further details of the Scheme are set out in Part Two of this document.

Application will be made to the UK Listing Authority for the listing of the telent Shares and Warrants on the Official List to be cancelled and to the London Stock Exchange for the telent Shares and Warrants to cease to be admitted to trading on its market for listed securities, in each case as of the Effective Date.

If the Scheme becomes effective in accordance with its terms, cheques in respect of the cash consideration will be despatched by the Registrar on behalf of Holmar to Scheme Shareholders (or the cash consideration will be settled through CREST, as the case may be) as soon as practicable and in any event within 14 days after the Effective Date.

3.     Background to and reasons for recommending the Acquisition

Since the financial restructuring of the Company in 2003 (the Company has been known as telent since January 2006), the telent Board has delivered significant value to the stakeholders of its business:

•
Management initially focussed on improving the operating performance of the business, the reduction of the Company's debt burden and returning the business to profitability.

•
The disposal of its equipment and international services businesses to Ericsson resulted in:

  •
  £185 million being contributed to the UK Pension Plan and £490 million being set aside in escrow for the potential benefit of the UK Pension Plan, totalling £675 million. Assets in escrow are payable to the UK Pension Plan as part of any funding plan agreed between telent and the Trustee to meet a deficit on an IAS 19 or Pension Protection Fund basis and in certain other circumstances. These arrangements have significantly improved the funding status of the UK Pension Plan and protected members' entitlements; and

  •
  £590 million or 275 pence per share (pre the 2 for 7 share consolidation of 27 March 2006) being returned to telent Shareholders.

The Acquisition, at 529.5 pence per telent Share, values the Diluted Share Capital of telent at approximately a further £346 million. For the financial year ended 31 March 2006, telent generated from continuing operations total sales of approximately £312 million, a profit from operations before restructuring items and pension and litigation settlements of approximately £20 million and a total profit from operations (after restructuring items and pension and litigation settlements) of approximately £31 million. Net assets (after retirement benefit scheme obligations) were £590 million as at 31 March 2006. Net cash (excluding restricted cash balances of £568 million of which the pension fund escrow accounts for £490 million) was £171 million as at 31 March 2006. With regards to net cash:

•
telent expects a cash outflow relating to long-term provisions, legacy pension items and the unwind of retained creditors (retained from the transaction with Ericsson) of approximately £80 million for the current financial year ending 31 March 2007; and

•
telent has retained its unfunded German pension plan with a deficit of £69 million on a IAS 19 basis as at 31 March 2006.

The Board of telent has, since the disposal of its equipment and international services businesses to Ericsson, been reviewing the most appropriate corporate structure for the Company given the relative size of its operations and the UK Pension Plan. The UK Pension Plan was in a £6 million surplus on an IAS 19 basis (after receiving the £185 million) as at 31 March 2006. Assets in escrow can be released from the escrow to telent if, in the future, the UK Pension Plan achieves a funding level of 105 per cent. on a buy-out basis. During the course of the Ericsson transaction the Board of telent received indicative advice that the buy-out deficit (before taking account of the £675 million) was approximately £1.2 billion. In addition, the joint application for clearance in respect of the Acquisition that was submitted to the Pensions Regulator by telent and Fortress Investment Group included an estimate of the buy-out deficit in the UK Pension Plan under section 75 of the Pensions Act 1995 as at 20 April 2006 of approximately £1,042 million (without taking into account the escrow of £490 million). The £675 million was an agreed sum with which the Trustee expected, in the long term, to pay benefits from the UK Pension Plan, after allowing for projections in mortality improvement.

The Company has held discussions with a wide range of existing participants and potential entrants to the secondary buyout market for pension fund assets and liabilities. From these discussions, the Board of telent has concluded that there is no short or medium term prospect of telent being able to dispose of the UK Pension Plan to the secondary market on terms that would create value for telent shareholders.

Discussions with a number of third parties, including Fortress Investment Group, about a potential acquisition of telent started as part of this review process. The Board of telent believes the Acquisition represents the most compelling option available to telent Shareholders today and gives telent Shareholders the opportunity to realise their investment at an attractive price. The Board of telent believes the Acquisition price of 529.5 pence per telent Share represents fair value to telent Shareholders taking into account both the future prospects of the operational business and the position of the UK Pension Plan as described above.

4.     Information on telent

telent supplies a broad range of communications support services to telecommunications operators, as well as to large enterprises and government agencies in the UK and Germany, leveraging its accumulated knowledge of customers' networks, its expert field force, its scale and reputation for quality.

Comprising the UK and German services businesses which were retained by the Company after the sale of its telecommunications equipment and international services businesses to Ericsson, the Company was renamed telent on 24 January 2006.

5.     Information on Fortress Investment Group and Holmar

Fortress Investment Group is a global alternative investment and asset management firm founded in 1998 with approximately $21 billion in discretionary equity capital under management. Fortress Investment Group employs 400 people, is headquartered in New York City and its affiliates have offices in London, Rome, Frankfurt, Geneva, Toronto, Dallas, San Diego, Hong Kong and Sydney. Fortress Investment Group's private equity business is focused on making long term investments in cash generating businesses in the United States and Western Europe and building them in partnership with management.

Fortress Investment Group has grown to become a leading private equity firm by acquiring attractive businesses and building them in partnership with management. The private equity funds focus on acquiring cash generating asset-backed businesses that offer (i) downside protection in the form of tangible collateral and diversified cash flows combined with (ii) significant upside potential from improvements to the operations, capitalisation, and growth and strategic development of the underlying businesses. Sectors in which Fortress Investment Group's private equity funds have been active investors include media/telecommunications, financial services, residential and commercial real estate, senior living, transportation and energy and power.

The principals of Fortress Investment Group's private equity funds include Wesley Edens, Robert Kauffman and Randal Nardone, who have been investing together since 1987 and who founded Fortress Investment Group in 1998. The principals and their team draw upon specialised expertise in structured finance, real estate, corporate mergers and acquisitions and restructuring to pursue investment opportunities that are often outside the focus of other investment managers.

This current investment will be made by private equity funds comprised of Fortress Investment Group's Investment Fund IV and certain co-investors. Investors in Fortress Investment Group's Investment Fund IV include some of the largest and most respected US and European pension funds and university endowments and many of the top 20 university endowments in the US. These pension funds and university endowments represent over 70 per cent. of the capital managed by Fortress Investment Group's private equity funds. The committed funds available for investments by Fortress Investment Group's Investment

Fund IV total in excess of $3 billion. Fortress Investment Group's private equity funds, including those comprised in Fortress Investment Group's Investment Fund IV, are managed and advised by Fortress Investment Group LLC. Fortress Investment Group LLC is a Delaware limited liability company whose principal place of business is at 1345 Avenue of the Americas, New York, NY 10105, US.

Fortress Investment Group has experience in the telecommunications business through its investment in Global Signal Inc. Global Signal Inc. is one of the largest public independent tower operators in the United States with over 11,000 wireless communication sites. Other investments by members of Fortress Investment Group include the 2004 acquisition of Germany's fourth largest residential housing company, GAGFAH, from the German government's social security and pension agency and a 55 per cent. interest in Mapeley Limited, which is listed on the London Stock Exchange and currently manages approximately 2.2 million square metres of real estate in the United Kingdom. In addition, members of Fortress Investment Group have interests in two Italian loan servicing businesses (specialising in non-performing loans), Italfondiario SpA and Castello Gestione Crediti Srl.

Holmar is a private limited company newly incorporated in England and Wales and is indirectly owned by a private equity fund advised by Fortress Investment Group. Holmar has not traded prior to the date of this document (except for entering into transactions relating to the Acquisition and the Warrant Proposal) and has not entered into any obligations other than in connection with the Acquisition. The directors of Holmar are Robert Kauffman, Jon Ashley and Greg Share.

As at the date of this document, members of Fortress Investment Group beneficially own 857,140 telent Shares representing approximately 1.4 per cent. of the telent Shares in issue. Any telent Shares which Holmar owns as at the Scheme Record Time will be excluded from the Scheme. As at the date of this document, Holmar owns no telent Shares but it is proposed that Holmar acquire telent Shares prior to the Hearing.

6.     Plans for telent

Holmar recognises the strong contribution made by telent's management and employees and views them as being important to the future success of telent. On completion of the Acquisition, it is Holmar's expectation that the telent Directors will resign. Holmar intends that the current management team led by Mark Plato will remain to drive telent's communications support services business forward. Following completion of the Acquisition, Holmar will work with the management team on implementation and further development of the management's existing business plan with a view to grow the business and develop its customer relationships. This will include a review of the location of telent's places of business.

The telent Directors believe that the statements made by Holmar in relation to Holmar's plans for telent, which are set out above, and for its employees, which are set out in paragraph 8 of this letter, are a reasonable reflection at the date of this document of the likely effects of the implementation of the Acquisition.

7.     Current trading and prospects

Approximately 75 per cent. of the revenues telent has forecasted for the financial year 2007 will come through orders already booked at 31 March 2006 or from existing frame contracts.

telent's main contracts include: a four-year Cable Services frame contract with BT ending in June 2008; the Tube Lines Upgrade and Maintenance contract continuing until 2018; a multi-year frame contract with Network Rail ending in 2009; the O2 airwave GBNR contract for which the implementation element completes in 2007; the TollCollect contract in Germany, which continues until 2010; and a new Installation and Commissioning frame contract with Ericsson.

telent has experienced a significant increase in bidding activity for new opportunities across all Enterprise sectors, particularly in Emergency Services and Transportation.

Management is also positioning telent to play a key role in the 2012 Olympic Infrastructure development and believe that telent has a strong competitive advantage both from a geographical and capabilities perspective.

From a cost perspective, actions have already been taken since the launch of telent to downsize the remaining cost base to a structure suitable for supporting the continuing business.

At 31 March 2006, telent had long-term provisions of £89 million relating mainly to litigation, environmental issues and restructuring as well as £76 million of tax liabilities. Management estimates the cash cost relating to these items, legacy pension issues and the unwind of retained creditors in the current financial year ending 31 March 2007 to be approximately £80 million. At 31 March 2006, telent recognised £50 million of its total £444 million of deferred tax assets on the balance sheet (£394 million not recognised). These tax assets are available to cover most of telent's profits for the foreseeable future.

8.     Employees and telent Share Option Schemes

Employees

The Board of Holmar has given assurances to telent that following the Scheme becoming effective, telent and its subsidiaries will continue to observe the existing employment rights, including pension rights, of all their respective employees as required by applicable law and the relevant employment contracts.

telent Share Option Schemes

Participants in the telent Share Option Schemes are being written to separately regarding the impact of the Acquisition upon the telent Share Option Schemes. The effect of the Scheme in relation to telent Share Option Schemes is described in paragraph 11 of the letter from Morgan Stanley and Lazard in Part Two of this document.

9.     Fee

telent has agreed to pay to Holmar Acquisition, the immediate holding company of Holmar, a fee of £2,416,749 (together with amounts in respect of any VAT which is fully recoverable by telent) in the following circumstances:

•
the telent Directors withdraw (or modify or qualify in a manner adverse to Holmar) their recommendation of the Acquisition or approve the announcement of, or recommend, a Takeover Proposal and the Scheme is not implemented or does not become effective; or

•
prior to the Scheme becoming effective a Takeover Proposal is announced which becomes or is declared wholly unconditional or otherwise becomes effective or is completed; or

•
the Scheme is not implemented or does not become effective as a result of certain actions of telent or the telent Directors relating to the implementation of the Scheme; or

•
the Scheme is not implemented or does not become effective in circumstances where the Merger Agreement has been terminated by Holmar as a result of a material breach by telent of certain of its obligations under the Merger Agreement.

Further details of the Merger Agreement, which contains, amongst other terms, the agreement on the part of telent to pay this fee, are set out in paragraph 8.1(M) of Part Eight of this document.

10.   United Kingdom taxation

Your attention is drawn to Part Five of this document. If you are in any doubt about your tax position, or you are subject to taxation in any jurisdiction other than the UK, you are strongly advised to consult a professional independent financial adviser immediately.

11.   Action to be taken

The Scheme and the Acquisition are subject to the satisfaction or waiver of the Conditions set out in Part Three of this document.

In order to become effective, the Scheme must be approved by a simple majority in number representing 75 per cent. or more in value of the Independent Scheme Shares held by the Independent Scheme Shareholders present and voting in person or proxy at the Court Meeting and, in addition, a special resolution is required to implement the Scheme which must be passed at the EGM. Under the Act, the Scheme is also subject to the approval of the Court at the Hearing, which is expected to be held on 10 August 2006. If the Scheme becomes effective, it will be binding on all telent Shareholders, including those who did not vote to approve the Scheme.

Enclosed with this document are:

•
a blue Form of Proxy or, if you are beneficially interested in telent Shares held by Computershare Company Nominees Limited, a white Form of Direction; and

•
a yellow Form of Proxy or, if you are beneficially interested in telent Shares held by Computershare Company Nominees Limited, a pink Form of Direction.

Whether or not you intend to attend the Meetings in person, please complete and sign both the enclosed Forms of Proxy in accordance with the instructions printed thereon and return them to the Registrar, Computershare Investor Services PLC, using the pre-paid envelope provided with this document (for use in the UK only) or otherwise by post addressed to Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA as soon as possible and, in any event, so as to be received at least 48 hours before the time appointed for the relevant Meeting.

If you hold your shares through CREST, you may also appoint a proxy using CREST by following the instructions set out on pages 4 and 5 of this document ("Action to be taken"). Such appointments and instructions must be made and received by the Registrar at least 48 hours prior to the relevant Meeting.

If the blue Form of Proxy relating to the Court Meeting is not lodged by the above time, it may be handed to the Chairman of the Court Meeting before the start of the Court Meeting. However, in the case of the EGM, unless the yellow Form of Proxy is returned at least 48 hours before the EGM and in accordance with the instructions printed on it, it will be invalid. The completion and return of a Form of Proxy, or the making of such appointment electronically in accordance with the foregoing procedures, will not preclude you from attending and voting in person at either the Court Meeting or the EGM, if you so wish and are so entitled.

If you are beneficially interested in telent Shares held by Computershare Company Nominees Limited, please complete and sign both the enclosed Forms of Direction in accordance with the instructions printed thereon and return them to the Registrar, as described above, so as to be received at least 72 hours before the time appointed for the relevant Meeting. Unless a Form of Direction is returned by the time mentioned in the instructions printed on it, it will be invalid.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of telent Shareholder opinion. You are therefore strongly urged to complete and return your Forms of Proxy (or Forms of Direction), or, if you hold your shares through CREST, make such appointment by using the CREST electronic proxy appointment service, as soon as possible.

Voting at the Court Meeting and the EGM will be by poll. Therefore, each Independent Scheme Shareholder, at the Court Meeting, and each telent Shareholder, at the EGM, present in person or by proxy will be entitled to one vote for each Independent Scheme Share or telent Share held, as appropriate.

Apart from completing, signing and returning the Forms of Proxy (or Forms of Direction) you need take no further action at this stage.

Notices convening the Court Meeting and the EGM are set out in Parts Ten and Eleven of this document respectively.

If you have any questions about this document, the Acquisition or are in doubt as to how to complete the Forms of Proxy (or Forms of Direction), you may call the telent Shareholder Helpline between 8.30 a.m. and 5.30 p.m. (London time) on any Business Day on 0870 702 0118 from within the UK and +44 870 702 0118 from outside the UK. Calls will be charged at national or international rates as the case may be. Please note that the telent helpline cannot provide financial advice or advice on the merits of the Scheme.

12.   Overseas shareholders

The implications of the Scheme and Acquisition for Overseas Persons may be affected by the laws of the relevant jurisdictions. Overseas Persons should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Person to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with any other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction. This document has been prepared for the purposes of complying with English law, the

City Code and the Listing Rules and information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any other jurisdiction.

Overseas Persons should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme.

13.   Irrevocable undertakings

The telent Directors have irrevocably undertaken to vote, or procure the vote, in favour of the Scheme at the Court Meeting and in favour of the resolution required to effect the Acquisition to be proposed at the Extraordinary General Meeting, in respect of their own beneficial holdings, which on 22 June 2006 (the latest practicable date before the publication of this document) amounted in aggregate to 4,191 telent Shares, representing approximately 0.0068 per cent. of the telent Shares in issue.

The irrevocable undertakings given by the telent Directors referred to above will remain binding in the event of a competing offer being announced for telent and also oblige each of the telent Directors to accept an Offer announced by Holmar on terms no less favourable than the Scheme, provided that the latest date for such offer to become unconditional as to acceptances is no later than the latest date on which the Scheme could become effective.

14.   Recommendation

The telent Directors, who have been so advised by Morgan Stanley and Lazard, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Board of telent, Morgan Stanley and Lazard have taken into account the commercial assessments of the telent Directors.

Accordingly, the telent Directors unanimously recommend that telent Shareholders vote in favour of the Scheme at the Court Meeting and in favour of the resolution required to effect the Acquisition to be proposed at the EGM as they have irrevocably undertaken to do in respect of their own respective beneficial holdings.

Yours sincerely,

J F Devaney
Chairman
 telent plc

PART TWO: EXPLANATORY STATEMENT

EXPLANATORY STATEMENT
(In compliance with section 426 of the Companies Act)

Morgan Stanley & Co. Limited 25 Cabot Square Canary Wharf London E14 4QA Registered in England No. 02164628	Lazard & Co., Limited 50 Stratton Street London W1J 8LL Registered in England No. 00162175 26 June 2006

To the holders of telent Shares and, for information only to holders of options or awards under the telent Share Option Schemes

Dear telent Shareholder

RECOMMENDED CASH ACQUISITION OF TELENT BY HOLMAR

1.     Introduction

On 25 May 2006 the Boards of telent and Holmar, a company formed at the direction of Fortress Investment Group, announced that they had reached agreement in principle on the terms of a possible recommended cash acquisition by Holmar of telent. On 20 June 2006 the Board of Holmar announced that it was proceeding with the Acquisition. The Acquisition is to be effected by means of a scheme of arrangement under section 425 of the Act and requires the approval of telent Shareholders and the sanction of the Court.

The telent Directors have been advised by Morgan Stanley and Lazard in connection with the Acquisition and the Scheme. We have been authorised by the telent Directors to write to you, on behalf of the telent Directors, to explain the terms of the Acquisition and the Scheme and to provide you with other relevant information.

Your attention is drawn to the letter from J F Devaney, the Chairman of telent, set out in Part One of this document, which forms part of this Explanatory Statement. That letter contains, among other things, (a) information on the background to and reasons for the telent Directors recommending the Acquisition and (b) the unanimous recommendation by the telent Directors to Independent Scheme Shareholders to vote in favour of the Scheme at the Court Meeting and to telent Shareholders to vote in favour of the resolution required to effect the Acquisition to be proposed at the EGM, as they have irrevocably undertaken to do in respect of their own respective beneficial holdings.

The Scheme is set out in full in Part Four of this document. Your attention is also drawn to the other Parts of this document, which all form part of this Explanatory Statement.

2.     Summary of the terms of the Acquisition and the Scheme

The Acquisition

The Acquisition is to be effected by way of a scheme of arrangement between telent and its shareholders under section 425 of the Act. The Scheme is subject to the satisfaction (or waiver) of the Conditions as described below in this paragraph 2. Following the Scheme becoming effective, the entire issued share capital of telent will be held by Holmar.

Under the terms of the Scheme, Scheme Shareholders will receive:

for each Scheme Share	529.5 pence in cash

The terms of the Acquisition value the Diluted Share Capital of telent at approximately £346 million as at 19 June 2006, being the last Business Day prior to the announcement that Holmar was proceeding with the Acquisition. This represents a premium of:

•
approximately 13 per cent. over the closing price of 467.5 pence per telent Share on 24 May 2006, being the last Business Day prior to the announcement of the possible acquisition; and

•
approximately 23 per cent. over the average closing price of 430.5 pence per telent Share in the period from the announcement by telent of the disposal of its equipment and international services businesses to Ericsson on 25 October 2005 to 24 May 2006, the last Business Day prior to the announcement of the possible acquisition.

The Acquisition has received clearance from the Pensions Regulator and the application for such clearance received the support of the Trustee of the UK Pension Plan.

Conditions

The Acquisition and, accordingly, the Scheme is subject to a number of Conditions as set out in full in Part Three of this document, including, amongst other things, certain approvals from telent Shareholders and the sanction of the Scheme by the Court. Regulatory clearance from the European Commission will also need to be obtained.

The Scheme

The Acquisition is to be effected by means of a scheme of arrangement between telent and its shareholders under section 425 of the Act. The provisions of the Scheme are set out in full in Part Four of this document. The purpose of the Scheme is to provide for Holmar to become the owner of the whole of the issued share capital of telent. This is to be achieved under the Scheme by the Scheme Shares held by telent Shareholders being cancelled and the reserve arising from such cancellation being applied to pay up in full an equal number of New telent Shares, which will be issued to Holmar and/or its nominee(s). Scheme Shareholders will then receive cash on the basis set out above.

To become effective, the Scheme requires, amongst other things, the approval of a majority in number of those Independent Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting, representing 75 per cent. or more in value of all Independent Scheme Shares held by such Independent Scheme Shareholders. The Scheme also requires the sanction of the Court and the passing of a special resolution to implement the Scheme at the EGM, as well as satisfaction or waiver of the other Conditions set out in Part Three of this document. The Scheme will only become effective upon delivery to the Registrar of Companies in England and Wales of an office copy of the Order to, and the registration of the Order by, the Registrar of Companies in England and Wales. Upon the Scheme becoming effective in accordance with its terms, it will be binding on all telent Shareholders, irrespective of whether or not they attended or voted in favour of the Scheme at the Court Meeting or in favour of the special resolution at the EGM.

The last day of dealings in, and for registration of transfers of, telent Shares and Warrants is expected to be 10 August 2006, following which all telent Shares and Warrants will be suspended from the Official List and from the London Stock Exchange's market for listed securities.

Prior to the Scheme becoming effective, applications will be made to the UK Listing Authority for the listing of telent Shares and Warrants to be cancelled and to the London Stock Exchange for the telent Shares and Warrants to cease to be admitted to trading on the London Stock Exchange's market for listed securities, in each case as of the Effective Date.

On the Effective Date, telent will become a wholly owned subsidiary of Holmar and share certificates in respect of Scheme Shares will cease to be valid documents of title and should be destroyed. In addition, on the Effective Date, entitlements to Scheme Shares held within CREST will be cancelled.

Under the Act, the Scheme requires the sanction of the Court. The Hearing by the Court to sanction the Scheme and to confirm the Capital Reduction comprised in the Scheme is expected to be held on 10 August 2006. Holmar has confirmed that it will be represented by counsel at the Hearing so as to consent to the Scheme and to undertake to the Court to be bound thereby.

If the Scheme does not become effective by 30 September 2006 (or such later date (if any) as Holmar and telent may agree and (if required) the Court may allow) the Scheme will not become effective and the Acquisition will not proceed.

Modifications to the Scheme

The Scheme contains a provision for telent and Holmar jointly to consent on behalf of all persons concerned to any modification of or addition to the Scheme or to any condition which the Court may approve or impose. The Court would be unlikely to approve any modifications of, or additions to, or impose a condition to the Scheme which might be material to the interests of Scheme Shareholders unless Scheme Shareholders were informed of any such modification, addition or condition. It would be a matter for the Court to decide, in its discretion, whether or not a further meeting of Scheme Shareholders should be held in these circumstances. Similarly, if a modification, addition or condition is put forward which, in the opinion of the telent Directors, is of such a nature or importance that it requires the consent of Scheme Shareholders at a further meeting, the telent Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

Amendments to telent's articles of association

As part of the special resolution to be proposed at the EGM relating to the Scheme, an amendment to telent's articles of association will be proposed to ensure that any telent Shares issued under the telent Share Option Schemes, on exercise of subscription rights in respect of the Warrants or otherwise between the Voting Record Time and 6.00 p.m. on the day before the Hearing Date will be subject to the Scheme. To avoid any person (other than Holmar or its nominee(s)) being left with telent Shares after dealings in such shares have ceased on the London Stock Exchange (which will occur at the close of business on the Business Day before the Effective Date), it is also proposed to amend telent's articles of association so that any telent Shares issued to any person other than Holmar or its nominee(s) at or after 6.00 p.m. on the day before the Hearing Date will be automatically transferred to Holmar or its nominee(s) for cash consideration.

The consideration payable by Holmar for the transfer to it or its nominee(s) of such telent Shares will be 529.5 pence per telent Share for any telent Shares issued within six months of the Effective Date. The proposed amendments to telent's articles of association will entitle persons to whom telent Shares may be issued more than six months after the Effective Date to request a valuation of telent Shares by telent's auditors. Only one such valuation may be requested in any six-month period. Any telent Shares issued more than six months after the Effective Date will be automatically transferred to Holmar or its nominees at the valuation price or, pending any such valuation, at 529.5 pence per telent Share.

The proposed amendments to telent's articles of association are set out in the notice of EGM set out in Part Eleven of this document.

The Merger Agreement

telent and Holmar have entered into the Merger Agreement which provides, inter alia, for the implementation of the Scheme (or, if applicable, the Offer) and contains certain assurances and confirmations between the parties, including with respect to the implementation of the Scheme and regarding the conduct of the business of the telent Group in the period prior to the Effective Date. telent has also undertaken not to solicit any other potential offerors.

Under the Merger Agreement, telent has agreed to pay Holmar Acquisition, the immediate holding company of Holmar, a fee of £2,416,749 (together with amounts in respect of any VAT which is fully recoverable by telent) in the following circumstances:

•
the telent Directors withdraw (or modify or qualify in a manner adverse to Holmar) their recommendation of the Acquisition or approve the announcement of, or recommend, a Takeover Proposal and the Scheme is not implemented or does not become effective; or

•
prior to the Scheme becoming effective a Takeover Proposal is announced which becomes or is declared wholly unconditional or otherwise becomes effective or is completed; or

•
the Scheme is not implemented or does not become effective as a result of certain actions of telent or the telent Directors relating to the implementation of the Scheme; or

•
the Scheme is not implemented or does not become effective in circumstances where the Merger Agreement has been terminated by Holmar as a result of a material breach by telent of certain of its obligations under the Merger Agreement.

The Merger Agreement may, subject to compliance with the City Code and the requirements of the Panel, be terminated in certain circumstances, including:

•
by Holmar or telent, if the Effective Date has not occurred on or before 30 September 2006 (or such later date as Holmar, telent and the Court may agree); or

•
by either Holmar or telent, if any Condition is not satisfied or becomes incapable of satisfaction; or

•
by either Holmar or telent, if at any time prior to the Effective Date the telent Directors withdraw (or modify in a manner adverse to Holmar) their approval or recommendation of the Acquisition or approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal; or

•
by Holmar, if telent is in material breach of certain of its obligations under the Merger Agreement.

Under the terms of a letter agreement between Fortress Investment Group and telent dated 28 February 2006, telent agreed to pay Fortress Investment Group £1 million in consideration of Fortress Investment Group undertaking due diligence investigations in connection with the Acquisition.

3.     Meetings

The Scheme will require the approval of Independent Scheme Shareholders at the Court Meeting and the passing of the resolution necessary to implement the Scheme at the separate EGM, both of which will be held on 21 July 2006. The Court Meeting is being held at the direction of the Court to seek the approval of Independent Scheme Shareholders for the Scheme. The EGM is being convened to enable the telent Directors to implement the Scheme and to amend the articles of association of telent as described in paragraph 2 above.

Notices of both the Court Meeting and the EGM are set out in Parts Ten and Eleven, respectively, of this document. Entitlement to attend and vote at these meetings and the number of votes which may be cast thereat will be determined by reference to the register of members of telent at the Voting Record Time.

Court Meeting

The Court Meeting has been convened for 21 July 2006 to enable the Independent Scheme Shareholders to consider and, if thought fit, approve the Scheme. At the Court Meeting, voting will be by poll and each Independent Scheme Shareholder present in person or by proxy will be entitled to one vote for each Independent Scheme Share held. The approval required at the Court Meeting is a simple majority in number representing 75 per cent. or more in value of the Independent Scheme Shares held by those Independent Scheme Shareholders present and voting in person or by proxy at the Court Meeting.

Independent Scheme Shareholders have the right to raise any objections they may have to the Scheme at the Court Meeting.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of telent Shareholder opinion. You are therefore strongly urged to complete and return your Forms of Proxy (or Forms of Direction), or, if you hold your shares through CREST, make such appointment by using the CREST electronic proxy appointment service, as soon as possible.

EGM

In addition, the EGM has been convened for the same date (to be held immediately after the Court Meeting) to consider and, if thought fit, pass a special resolution (which requires a vote in favour of not less than 75 per cent. of the votes cast) to:

(A)
approve the cancellation of the Scheme Shares in accordance with the Scheme;

(B)
approve a reduction of telent's share capital equal to the nominal value of the Scheme Shares and the subsequent issue of New telent Shares to Holmar;

(C)
approve the giving of authority to the telent Directors pursuant to Section 80 of the Act to allot securities in telent; and

(D)
amend the articles of association of telent in the manner described in paragraph 2 above.

Voting on the special resolution will be by a poll and accordingly each telent Shareholder present in person or by proxy will be entitled to one vote for every telent Share held. All telent Shareholders will be entitled to vote on the special resolution.

Forms of Proxy for the Court Meeting and the EGM should be returned, in the pre-paid envelope (provided for use in the UK only), to the Registrar, Computershare Investor Services PLC, or otherwise by post to Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, as soon as possible and, in any event, so as to be received not less than 48 hours before the time appointed for the relevant Meeting. If the blue Form of Proxy for use at the Court Meeting is not returned by the above time, it may be handed to the Chairman of the Court Meeting before the start of that Meeting. However, in the case of the EGM, unless the yellow Form of Proxy is returned by the time mentioned in the instructions printed on it, it will be invalid. telent Shareholders who hold telent Shares in CREST may also appoint a proxy using CREST by following the instructions set out on pages 4 and 5 of this document ("Action to be taken"). The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the EGM, if you so wish and are so entitled. Forms of Direction should be returned to the Registrar, as described above, so as to be received at least 72 hours before the time appointed for the relevant Meeting. Unless a Form of Direction is returned by the time mentioned in the instructions printed on it, it will be invalid. Persons beneficially interested in telent Shares held by Computershare Company Nominees Limited are able to attend both the Court Meeting and the EGM whether or not they complete and return a Form of Direction.

4.     The telent Directors and the effect of the Scheme on their interests

The names of the telent Directors and details of their interests are set out in paragraphs 2.1 and 3.1 respectively of Part Eight of this document. Particulars of the service contracts and letters of appointment of the telent Directors are set out in paragraphs 6.1 and 6.2 of Part Eight of this document.

In common with the other participants in the telent Share Option Schemes, the telent Directors will benefit from the arrangements in respect of the telent Share Option Schemes as noted in paragraph 11 of this letter.

Messrs. Devaney, Parton and Binning have each agreed with the Company that they will resign as directors and employees with effect from the Effective Date. They have executed compromise agreements with the Company and details of the payments which will be made to them are set out in paragraph 6 of Part Eight of this document.

Save as set out above, the effect of the Scheme on the interests of telent Directors does not differ from its effect on the like interests of any other telent Shareholder.

The telent Directors have irrevocably undertaken to vote or procure the vote, in favour of the Scheme at the Court Meeting and in favour of the resolution required to effect the Acquisition to be proposed at the Extraordinary General Meeting, in respect of their own beneficial holdings, which on 22 June 2006 (the latest practicable date before the publication of this document) amounted in aggregate to 4,191 telent Shares, representing approximately 0.0068 per cent. of the telent Shares in issue.

The irrevocable undertakings given by the telent Directors referred to above will remain binding in the event of a competing offer being announced for telent and also oblige each of the telent Directors to accept an Offer announced by Holmar on terms no less favourable than the Scheme, provided that the latest date for such offer to become unconditional as to acceptances is no later than the latest date on which the Scheme could become effective.

5.     Information on telent

telent supplies a broad range of communications support services to telecommunications operators, as well as to large enterprises and government agencies in the UK and Germany, leveraging its accumulated knowledge of customers' networks, its expert field force, its scale and reputation for quality.

Comprising the UK and German services businesses which were retained by the Company after the sale of its telecommunications equipment and international services businesses to Ericsson, the Company was renamed telent on 24 January 2006.

6.     Information on Fortress Investment Group and Holmar

Fortress Investment Group is a global alternative investment and asset management firm founded in 1998 with approximately $21 billion in discretionary equity capital under management. Fortress Investment Group employs over 400 people, is headquartered in New York City and its affiliates have offices in London, Rome, Frankfurt, Geneva, Toronto, Dallas, San Diego, Hong Kong and Sydney. Fortress Investment Group's private equity business is focused on making long term investments in cash generating businesses in the United States and Western Europe.

Fortress Investment Group has grown to become a leading private equity firm by acquiring attractive businesses and building them in partnership with management. The private equity funds focus on acquiring cash generating asset-backed businesses that offer (i) downside protection in the form of tangible collateral and diversified cash flows combined with (ii) significant upside potential from improvements to the operations, capitalisation, and growth and strategic development of the underlying businesses. Sectors in which Fortress Investment Group's private equity funds have been active investors include media/telecommunications, financial services, residential and commercial real estate, senior living, transportation and energy and power.

The principals of Fortress Investment Group's private equity funds include Wesley Edens, Robert Kauffman and Randal Nardone, who have been investing together since 1987 and who founded Fortress Investment Group in 1998. The principals and their team draw upon specialised expertise in structured finance, real estate, corporate mergers and acquisitions and restructuring to pursue investment opportunities that are often outside the focus of other investment managers.

This current investment will be made by private equity funds comprised of Fortress Investment Group's Investment Fund IV and certain co-investors. Investors in Fortress Investment Group's Investment Fund IV include some of the largest and most respected US and European pension funds and university endowments and many of the top 20 university endowments in the US. These pension funds and university endowments represent over 70 per cent. of the capital managed by Fortress Investment Group's private equity funds. The committed funds available for investments by Fortress Investment Group's Investment Fund IV total in excess of $3 billion. Fortress Investment Group's private equity funds, including those comprised in Fortress Investment Group's Investment Fund IV, are managed and advised by Fortress Investment Group LLC. Fortress Investment Group LLC is a Delaware limited liability company whose principal place of business is at 1345 Avenue of the Americas, New York, NY 10105, US.

Fortress Investment Group has experience in the telecommunications business through its investment in Global Signal Inc. Global Signal Inc. is one of the largest public independent tower operators in the United States with over 11,000 wireless communication sites. Other investments by members of Fortress Investment Group include the 2004 acquisition of Germany's fourth largest residential housing company, GAGFAH, from the German government's social security and pension agency and a 55 per cent. interest in Mapeley Limited, which is listed on the London Stock Exchange and currently manages approximately 2.2 million square metres of real estate in the United Kingdom. In addition, members of Fortress Investment Group have interests in two Italian loan servicing businesses (specialising in non-performing loans), Italfondiario SpA and Castello Gestione Crediti Srl.

Holmar is a private limited company newly incorporated in England and Wales and is indirectly owned by a private equity fund advised by Fortress Investment Group. Holmar has not traded prior to the date of this document (except for entering into transactions relating to the Acquisition and the Warrant Proposal) and has not entered into any obligations other than in connection with the Acquisition. The directors of Holmar are Robert Kauffman, Jon Ashley and Greg Share.

As at the date of this document, members of Fortress Investment Group beneficially own 857,140 telent Shares, representing approximately 1.4 per cent. of the telent Shares in issue. Any telent Shares which Holmar owns as at the Scheme Record Time will be excluded from the Scheme. As at the date of this document, Holmar owns no telent Shares but it is proposed that Holmar acquire telent Shares prior to the Hearing.

7.     Plans for telent

Holmar recognises the strong contribution made by telent's management and employees and views them as being important to the future success of telent. On completion of the Acquisition, it is Holmar's expectation that the telent Directors will resign. Holmar intends that the current management team led by Mark Plato will remain to drive telent's communications support services business forward. Following completion of the Acquisition, Holmar will work with the management team on implementation and further development of the management's existing business plan with a view to grow the business and develop its customer relationships. This will include a review of the location of telent's places of business.

The Board of Holmar has given assurances to telent that following the Scheme becoming effective, telent and its subsidiaries will continue to observe the existing employment rights, including pension rights, of all their respective employees as required by applicable law and the relevant employment contracts.

The telent Directors believe that the statements made by Holmar in relation to Holmar's plans for telent and for its employees, which are set out above, are a reasonable reflection at the date of this document of the likely effects of the implementation of the Acquisition.

8.     Financing

The consideration payable by Holmar to telent Shareholders under the terms of the Scheme will be financed out of cash resources being made available to Holmar pursuant to investments to be made by private equity funds advised by Fortress Investment Group.

Goldman Sachs is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to telent Shareholders under the terms of the Acquisition.

9.     Settlement, de-listing, re-registration and SEC de-registration

Settlement

Subject to the Scheme becoming effective, settlement of the consideration will be effected within 14 days of the Effective Date in the manner set out below.

Except with the consent of the Panel, settlement of the consideration to which any Scheme Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme free of any lien, right of set-off, counterclaim or other analogous right to which Holmar may otherwise be, or claim to be, entitled against such shareholder.

Consideration where Scheme Shares are held in uncertificated form (that is, in CREST)

On the Effective Date, Scheme Shares held within CREST will be cancelled. Scheme Shareholders who hold Scheme Shares in uncertificated form will receive any consideration to which they are entitled through CREST by Holmar procuring the creation of an assured payment obligation in favour of the appropriate CREST account through which the relevant Scheme Shareholder holds such uncertificated shares in respect of the consideration due to him.

As from the Effective Date, each holding of Scheme Shares credited to any stock account in CREST will be disabled and all Scheme Shares will be removed from CREST in due course thereafter.

Holmar reserves the right to pay all or any part of the consideration referred to above to all or any Scheme Shareholder(s) who hold(s) Scheme Shares in uncertificated form at the Scheme Record Time in the manner referred to in the sub-paragraph below if, for any reason, it wishes to do so.

Consideration where Scheme Shares are held in certificated form

On the Effective Date, Scheme Shares held in certificated form will be cancelled and share certificates for such Scheme Shares will cease to be valid and should be destroyed.

Settlement of consideration due under the Scheme in respect of Scheme Shares held in certificated form (or through the nominee service operated by Computershare Company Nominees Limited) will be despatched:

(A)
by first class post, by cheque drawn on a branch of a UK clearing bank; or

(B)
by such other method as may be approved by the Panel.

All such payments will be made in pounds sterling. Payments made by cheque shall be payable to the Scheme Shareholder concerned or, in the case of joint holders, to the holder whose name stands first in the register of members of telent in respect of the joint holding concerned. Cheques will be despatched as soon as practicable after the Effective Date and in any event within 14 days after the Effective Date.

De-listing from the Official List and the London Stock Exchange and re-registration as a private limited company

The last day of dealings in, and for registration of transfers of, telent Shares and Warrants will be the day of the Hearing, which is expected to be on 10 August 2006, following which telent Shares and Warrants will be suspended from the Official List and from the London Stock Exchange's market for listed securities.

Prior to the Scheme becoming effective, it is intended that applications will be made to the UK Listing Authority for the listing of the telent Shares and the Warrants to be cancelled and to the London Stock Exchange for the telent Shares and the Warrants to cease to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that such cancellation and cessation will take place on the Effective Date. Accordingly, if the Court sanctions the Scheme and confirms the Capital Reduction on 10 August 2006, the delisting will become effective on 11 August 2006.

Holmar has informed telent that, as soon as practicable after the Effective Date, Holmar intends to re-register telent as a private limited company.

De-registration from the SEC

telent Shares are currently registered with the SEC. Consequently, telent is subject to reporting obligations under the Exchange Act. telent presently files with the SEC an annual report on Form 20-F and submits to the SEC certain reports on Form 6-K in compliance with these reporting obligations. telent will continue to file with and submit to the SEC these same reports, unless and until its obligations to do so are suspended or cease.

As previously disclosed by telent, telent is currently taking steps to terminate its reporting obligations under the Exchange Act by deregistering from the SEC. The effect of de-registration is that telent would no longer be subject to the periodic reporting requirements of the Exchange Act. If telent has not de-registered from the SEC before the Effective Date, it is intended that telent will do so immediately thereafter.

General

All documents and remittances sent to or from Scheme Shareholders through the post will be sent at their own risk.

All mandates relating to the payment of dividends and other instructions given to telent by telent Shareholders in force at the Scheme Record Time relating to holdings of telent Shares will cease to be valid as from the Effective Date.

10.   United Kingdom taxation

Your attention is drawn to Part Five of this document which contains information regarding certain aspects of the UK tax treatment of the Scheme.

telent Shareholders who are in any doubt about their taxation position, or who are subject to taxation in a jurisdiction outside the United Kingdom, are strongly advised to contact a professional independent financial adviser immediately.

11.   telent Share Option Schemes

A number of options under the Marconi Corporation plc Senior Management Share Option Plan and Marconi Corporation plc Employee Share Option Plan are already exercisable as the relevant performance targets have been satisfied. If the Scheme becomes effective, then a proportion of all the outstanding options will also become exercisable taking into account the market capitalisation on the change of control as evidenced by the value of the consideration, the timing of the change of control, and the return of cash arising from the transaction with Ericsson.

In addition, all options under the Marconi Corporation plc Sharesave Plan will also become exercisable (but only to the extent of the related savings contract proceeds at the relevant time).

Holmar will write to the participants in the telent Share Option Schemes in due course to inform them of the effect of the Acquisition on their rights under the telent Share Option Schemes and to set out appropriate proposals to be made to the holders of such options. In particular:

(i)
all outstanding unvested options under the Marconi Corporation plc Senior Management Share Option Plan and the Marconi Corporation plc Employee Share Option Plan will, on the Scheme becoming effective, vest to the extent that the financial performance target applicable on a change of control is satisfied. Optionholders whose awards vest, or whose options become exercisable will be able to have the resulting telent Shares acquired by Holmar on the same terms as are available to telent Shareholders under the Scheme; and

(ii)
options under the Marconi Corporation plc Sharesave Plan will be exercisable for a period of six months following the Effective Date. Optionholders may exercise their options at any time during that period to the extent of their savings in the related savings contract and will be able to have their resulting telent Shares acquired by Holmar on the same terms as are available to telent Shareholders under the Scheme.

Under the Merger Agreement Holmar has agreed that participants in the Marconi Corporation plc Employee Share Option Plan and the Marconi Corporation plc Sharesave Plan will be offered a cash payment equal to the gain (being the excess of the consideration payable under the terms of the Scheme for each telent Share over the option exercise price) on any options which are (or become) exercisable in exchange for the surrender of their options.

The proposed amendment to telent's articles of association described in paragraph 2 above will extend to telent Shares that are issued after the Effective Date pursuant to an exercise of options. The effect of this amendment will be that any telent Shares so issued will be automatically transferred to Holmar or its nominee(s) in consideration for the payment of an amount per share equal to the consideration payable under the Scheme for each telent Share.

12.   Warrantholders

The Scheme will (subject to the passing of the special resolution to, amongst other things, amend telent's articles of association) extend to any telent Shares issued upon exercise of subscription rights under the Warrants at or before 6.00 p.m. on the day preceding the Hearing Date. The Scheme will not extend to telent Shares issued upon exercise of subscription rights under the Warrants after that time. However, the proposed amendment to telent's articles of association described in paragraph 2 above will extend to telent Shares that are issued after that time pursuant to the exercise of subscription rights under the Warrants.

The Warrant Proposal (which is subject to the Scheme becoming effective) is being put to Warrantholders separately. Neither the Acquisition nor the Scheme is conditional in any way on the approval of the Warrant Resolution.

13.   Overseas shareholders

The implications of the Scheme and the Acquisition for Overseas Persons may be affected by the laws of the relevant jurisdictions. Overseas Persons should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Person to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with any other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This document has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed herein may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any other jurisdiction.

This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in any jurisdiction in which such offer or solicitation is unlawful.

Overseas Persons should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme.

14.   Action to be taken

Your attention is drawn to paragraph 11 of the letter from J F Devaney, the Chairman of telent, set out in Part One of this document, which explains the actions you should take in relation to the Scheme

15.   Further information

The terms of the Scheme are set out in full in Part Four of this document. Your attention is also drawn to the further information contained in this document which forms part of this explanatory statement.

Yours faithfully,

for and on behalf of Morgan Stanley & Co. Limited Philip Apostilides Managing Director	for and on behalf of Lazard & Co., Limited Peter Warner Managing Director

PART THREE:

CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE ACQUISITION

The Acquisition will be conditional upon the Scheme becoming unconditional and effective, subject to the City Code, by not later than 30 September 2006 or such later date (if any) as Holmar, telent and the Court may agree. The Scheme will comply with the rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. The Scheme will not become effective unless the following conditions are satisfied or, where appropriate, waived:

(a)
the approval of the Scheme by a majority in number representing three-fourths or more in value of the Independent Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting, or any adjournment thereof;

(b)
the resolution(s) required to implement the Scheme being duly passed by the requisite majority at the Extraordinary General Meeting, or at any adjournment thereof;

(c)
the sanction (with or without modification, on terms agreed by telent and Holmar) of the Scheme and confirmation of the reduction of capital involved therein by the Court and an office copy of the Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and, in relation to the reduction of capital, being registered by the Registrar of Companies in England and Wales;

(d)
the European Commission having issued a decision under Article 6(1)(b) or 8(1) or 8(2) of Council Regulation (EC) 139/2004 (or having been deemed to have done so under Article 10(6) of Council Regulation (EC) 139/2004) declaring the Acquisition compatible with the EC Common Market;

(e)
no Third Party having intervened in any way or announced, instituted, implemented or threatened any action, proceeding, investigation, enquiry, suit or reference, or enacted, made or proposed any statute, regulation, decision or order which would or might reasonably be expected (in any case to an extent which is material in the context of the Wider Holmar Group or the Wider telent Group, as the case may be, in each case, taken as a whole) to:

(i)
make the Acquisition or its implementation or the acquisition or proposed acquisition by Holmar or any other member of the Wider Holmar Group of any shares or other securities in, or control or management of, telent or any other member of the Wider telent Group, void, unenforceable and/or illegal in any jurisdiction or otherwise directly or indirectly restrain, restrict, prohibit, prevent, delay or otherwise interfere therewith or with the implementation thereof, or impose additional conditions or obligations with respect thereto, or require amendment to the terms of the Acquisition or the proposed acquisition of any shares or securities in telent, or the acquisition of control of telent by Holmar;

(ii)
require, prevent, or delay the divestiture, or alter the terms of any proposed divestiture by Holmar or any other member of the Wider Holmar Group or by telent or any other member of the Wider telent Group of all or any part of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any material part thereof;

(iii)
limit or delay the ability of any member of the Wider Holmar Group or any member of the Wider telent Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or loans or securities convertible into shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Wider Holmar Group or any member of the Wider telent Group;

(iv)
require any member of the Wider Holmar Group or of the Wider telent Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party (other than in the implementation of the Acquisition);

(v)
require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider Holmar Group of any shares or other securities (or the equivalent) in telent;

(vi)
limit the ability of any member of the Wider Holmar Group or of the Wider telent Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Holmar Group or of the Wider telent Group;

  (vii)
  result in any member of the Wider telent Group ceasing to be able to carry on business under any name under which it presently does so; or

  (viii)
  otherwise adversely affect the business, assets, profits, financial or trading position of any member of the Wider telent Group or of the Wider Holmar Group,

  and all applicable waiting and other time periods during which any Third Party could institute, implement or threaten any action, proceeding, investigation, enquiry, suit or reference or any other step under the laws of any relevant jurisdiction in respect of the Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control of, telent or any other member of the Wider telent Group by Holmar or any other member of the Wider Holmar Group, having expired, lapsed or terminated;

(f)
all necessary notifications and filings having been made, all applicable regulatory and statutory obligations in any relevant jurisdiction having been complied with, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) having expired, lapsed or been terminated, in each case in respect of the Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control of, telent or any other member of the Wider telent Group by Holmar or any other member of the Wider Holmar Group or the carrying on by any member of the Wider telent Group of its business except where the failure to make any such notification or filing, or comply with any such obligation, or the fact that any such period has not expired, lapsed or been terminated, individually or in the aggregate, would not be reasonably likely to have a materially adverse effect on the Wider Holmar Group taken as a whole;

(g)
all authorisations and determinations necessary or reasonably considered to be appropriate by Holmar in any relevant jurisdiction for or in respect of the Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control of, telent or any other member of the Wider telent Group by any member of the Wider Holmar Group or in relation to the continuation of the business of any member of the Wider telent Group having been obtained, in terms and in a form reasonably satisfactory to Holmar, from all relevant Third Parties or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Wider telent Group has entered into contractual arrangements that are material in the context of the Wider telent Group taken as a whole (in each case, where the failure to obtain such authorisations and determinations is likely to have a materially adverse effect on the Wider telent Group taken as a whole) and such authorisations and determinations, together with all authorisations and determinations necessary or reasonably considered to be appropriate by Holmar for any member of the Wider telent Group to carry on its business (where the absence of any such authorisations and determinations is likely to have a materially adverse effect on the Wider telent Group taken as a whole), remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not renew any of the same in any such case in so far as is material in the context of the Wider Holmar Group or the Wider telent Group, as the case may be, in each case, taken as a whole;

(h)
except as publicly announced by telent, or as fairly disclosed to Fortress Investment Group or Holmar by or on behalf of telent in connection with the Acquisition, in each case prior to 20 June 2006, there being no provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the Wider telent Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Acquisition or the proposed acquisition of any shares or other securities in, or change in the control of or management of, telent or any other member of the Wider telent Group by any member of the Wider Holmar Group or otherwise, would or might reasonably be expected to result in, (in any case to an extent that is or would be material in the context of the Wider telent Group taken as a whole):

(i)
any monies borrowed by, or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any such member being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

  (ii)
  any such agreement, arrangement, licence, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider telent Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

  (iii)
  the rights, liabilities, obligations or interests of any member of the Wider telent Group under any such agreement, arrangement, licence or instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected;

  (iv)
  any member of the Wider telent Group ceasing to be able to carry on its business under any name under which it presently does so;

  (v)
  any asset or interest of any member of the Wider telent Group being or failing to be disposed of or charged or ceasing to be available to any member of the Wider telent Group or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider telent Group;

  (vi)
  the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider telent Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

  (vii)
  the creation of any liability (actual or contingent) by any member of the Wider telent Group; or

  (viii)
  the financial or trading position of any member of the Wider telent Group being prejudiced or adversely affected,

  and no event having occurred which, under any provision of any agreement, arrangement, licence, or other instrument to which any member of the Wider telent Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (h) to an extent which is material in the context of the Wider telent Group taken as a whole;

(i)
save as publicly announced by telent, or as fairly disclosed to Holmar or Fortress Investment Group by or on behalf of telent in connection with the Acquisition in each case prior to 20 June 2006, no member of the Wider telent Group having, since 31 March 2005:

(i)
(save as between telent and, on a pre-emptive basis, any member of the Wider telent Group or upon the exercise of rights to subscribe for telent Shares pursuant to the exercise of options granted under the telent Share Option Schemes or under the Warrants) issued or agreed to issue or authorised or proposed the issue of additional shares or securities of any class, or of securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities, or redeemed, purchased or repaid any of its own shares or other securities or reduced or authorised or made any other change to any part of its share capital (other than pursuant to the implementation of the Scheme);

(ii)
recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise (other than to telent or a wholly-owned subsidiary of telent);

(iii)
save for transactions between members of the telent Group, acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any rights, title or interest in any asset (including shares and trade investments), which, in each case, is material in the context of the Wider telent Group taken as a whole, or merged with or demerged any body corporate or authorised or proposed or announced any intention to propose any such merger, demerger, acquisition, disposal, transfer, mortgage, charge or security interest (other than in the ordinary course of business);

(iv)
save for transactions between members of the telent Group, made or authorised or proposed or announced an intention to propose any change in its loan capital or issued, authorised or proposed the issue of any debentures which is material in the context of the Wider telent Group taken as a whole;

  (v)
  (save in the ordinary course of business or for transactions between members of the telent Group) incurred or increased any indebtedness or liability (actual or contingent) which is material in the context of the Wider telent Group taken as a whole;

  (vi)
  entered into or varied or authorised, proposed or announced its intention to enter into or vary any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term, onerous or unusual nature or magnitude or which involves or might reasonably be expected to involve an obligation of such a nature or magnitude, or restricts or would be restrictive on the business of any member of the Wider telent Group or the Wider Holmar Group and in any case which is material in the context of the Wider telent Group taken as a whole;

  (vii)
  entered into or varied the terms of any contract, agreement or arrangement with any of the telent Directors or, to an extent that is material to the Wider telent Group taken as a whole, any other director or senior executive of any member of the Wider telent Group;

  (viii)
  waived or compromised any claim other than in the ordinary course of business in any case in a manner or on terms that are material in the context of the Wider telent Group taken as a whole;

  (ix)
  taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made, in each case for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person or analogous person appointed, in each case which is material in the context of the Wider telent Group taken as a whole;

  (x)
  been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

  (xi)
  made any alteration to the memorandum or articles of association (or equivalent constitutional documents) of telent or any of telent's subsidiaries, save as required to implement the Scheme;

  (xii)
  purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

  (xiii)
  save for the Scheme, implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement which is material in the context of the Acquisition or of the Wider telent Group taken as a whole;

  (xiv)
  entered into any contract, transaction or arrangement which is or could be restrictive to a material extent on the business of any member of the Wider telent Group or the Wider Holmar Group other than to a nature and extent which is normal in the context of the business concerned;

  (xv)
  proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider telent Group in a manner which is material in the context of the Acquisition or of the Wider telent Group taken as a whole;

  (xvi)
  made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for the directors or employees (or their dependants) of any member of the Wider telent Group or the benefits which accrue, or to the pensions which are payable thereunder for all members or category of members, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined for all members or category of members or to the basis on which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees including the appointment of a trust corporation, in each case in a manner which is material in the context of the Wider telent Group taken as a whole; or

  (xvii)
  entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to, or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition (i);

(j)
since 31 March 2005, and save as publicly announced by telent, or as fairly disclosed by or on behalf of telent to Fortress Investment Group or Holmar in connection with the Acquisition in each case prior to 20 June 2006:

(i)
no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of telent or any other member of the Wider telent Group that is material in the context of the Wider telent Group taken as a whole;

(ii)
no litigation or arbitration proceedings, prosecution or other legal proceedings having been instituted, announced, implemented or threatened in writing by or against or remaining outstanding against or in respect of any member of the Wider telent Group or to which any member of the Wider telent Group is or may become a party (whether as plaintiff, defendant or otherwise) which in any such case might be reasonably expected adversely and materially to affect the Wider telent Group taken as a whole;

(iii)
(other than as a result of the Acquisition) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened in writing, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider telent Group which in any such case is material in the context of the Wider telent Group taken as a whole;

(iv)
no contingent or other liability of any member of the Wider telent Group having arisen or become apparent to Holmar or increased which in any case is material in the context of the Wider telent Group taken as a whole; and

(v)
no steps having been taken which would be reasonably likely to result in the withdrawal, cancellation, termination or material modification of any licence held by any member of the Wider telent Group which is material in the context of the Wider telent Group taken as a whole;

(k)
save as publicly announced by telent, or fairly disclosed by or on behalf of telent to Fortress Investment Group or Holmar in connection with the Acquisition prior to 20 June 2006, Holmar not having discovered:

(i)
that any financial, business or other information concerning telent or the Wider telent Group that has been disclosed at any time by or on behalf of any member of the Wider telent Group whether publicly, or to any member of the Wider Holmar Group, is misleading, contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading, in each case, to an extent which is material in the context of the Acquisition, and which was not corrected prior to 20 June 2006 either publicly or otherwise fairly disclosed to Fortress Investment Group or Holmar; or

(ii)
that any member of the Wider telent Group is subject to any liability (actual or contingent) that has not been publicly announced and which is material in the context of the Acquisition; or

(iii)
any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider telent Group and which is material in the context of the Wider telent Group taken as a whole;

(l)
Holmar not having discovered that, save as publicly announced by telent or fairly disclosed to Fortress Investment Group or Holmar by and on behalf of telent prior to 20 June 2006:

(i)
any past or present member of the Wider telent Group has not complied with any and/or all applicable legislation or regulations of any jurisdiction or authorisations with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, carriage, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, carriage, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider telent Group which in any case is material in the context of the Wider telent Group taken as a whole;

  (ii)
  there is, or is likely to be, any liability (whether actual or contingent) to make good, repair, reinstate or clean up any property or controlled waters now or previously owned, occupied or made use of, or controlled by or on behalf of any past or present member of the Wider telent Group, or in which any such member may now or previously have had or be deemed to have or have had an interest, or any other property or any controlled waters under any environmental legislation, regulation, notice, circular or order or other lawful requirement of any relevant authority or Third Party or otherwise which in any case is material in the context of the Wider telent Group taken as a whole; or

  (iii)
  that circumstances exist whereby a person or a class of person would be likely to have a claim in respect of any supply, product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider telent Group which is or is reasonably likely to be material in the context of the Wider telent Group taken as a whole;

(m)
save as publicly announced by telent, or as fairly disclosed to Holmar or Fortress Investment Group by or on behalf of telent in connection with the Acquisition in each case prior to 20 June 2006, since 31 March 2005:

(i)
no member of the telent Group having altered the nature or scope of its business in any way that is material in the context of the telent Group taken as a whole or the implementation of the Acquisition;

(ii)
no member of the telent Group having made any acquisitions or disposals outside the ordinary course of business consistent with past practice by any means (including, without limitation, by lease or licence), of any asset or assets with an aggregate value of £3,000,000 or more (based on lower of market and net book value), save for transactions to be implemented pursuant to the MOA;

(iii)
no transfers having been made by any means of any or all of the shares in any subsidiary of telent (other than intra-group transfers of the shares of any such subsidiary), save for transactions to be implemented pursuant to the MOA;

(iv)
no member of the telent Group having given any guarantee, indemnity or security, or entered into any agreement or arrangement having a similar effect or assumed, otherwise than by operation of law, any liability, whether actual or contingent, in respect of any obligation of any person, in each case, to an extent that is material in the context of the telent Group taken as a whole;

(v)
no member of the telent Group having entered into any agreement or binding commitment to do any of the actions described in sub-paragraphs (i) to (iv) above; or

(n)
no event or circumstance shall have occurred or arisen before the Effective Date that could reasonably be expected to result in either of the clearance statements issued by the Pensions Regulator on 21 October 2005 and 23 May 2006 in relation to the UK Pension Plan in respect of any member of the Wider telent Group and/or any member of the Wider Holmar Group and/or any persons who are or may become their respective associates or connected persons (as defined in sections 249 and 435 of the Insolvency Act 1986) being varied, amended, revoked, ceasing to bind the Pensions Regulator or otherwise ceasing to remain in full force and effect and the Pensions Regulator shall not have taken any action that would or might reasonably be expected to have a similar effect, in each case where such circumstance would or might reasonably be expected to have a materially adverse effect on the Wider telent Group or the Wider Holmar Group (in each case taken as a whole).

For the purposes of these conditions:

(a)
"Third Party" means any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

(b)
a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement, or threaten any action, proceeding, suit, investigation or enquiry or reference, or made, enacted or proposed any statute, regulation, decision or order, or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly;

(c)
"authorisations" means authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, permissions, exemptions and approvals;

(d)
"publicly announced" means disclosed in (i) the annual report and accounts of telent for the year ended 31 March 2005, or (ii) the interim accounts of telent for the six months ended 30 September 2005; or (iii) telent's annual report on Form 20-F for the year ended 31 March 2005 filed with the SEC; or (iv) the circular sent to certain creditors of telent and to certain creditors of Marconi plc dated 31 March 2003 setting out proposals in relation to, inter alia, a scheme of arrangement between telent and certain of its creditors pursuant to section 425 of the Companies Act and the associated listing particulars issued by telent and dated 31 March 2003; or (v) the telent Circular; or (vi) the announcement on 25 May 2006 of telent's unaudited results for the financial year ended 31 March 2006; or (vii) otherwise announced on or before 20 June 2006 by telent by the delivery of an announcement to a Regulatory Information Service;

(e)
"the Wider telent Group" means telent and its subsidiary undertakings, associated undertakings and any other undertakings in which telent and such undertakings (aggregating their interests) have a substantial interest, the "telent Group" means telent and its subsidiaries, subsidiary undertakings and holding companies and the subsidiaries and subsidiary undertakings of any such holding company and "the Wider Holmar Group" means Holmar and its subsidiary undertakings, associated undertakings and any other undertaking in which Holmar and such undertakings (aggregating their interests) have a substantial interest and, for these purposes, "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act) and "substantial interest" means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking;

(f)
"MOA" means the Memorandum of Agreement dated 25 October 2005 and entered into by telent and Ericsson; and

(g)
"Encumbrance" means any charge, mortgage, lien, hypothecation, judgment, encumbrance, easement, security, title retention, preferential right, trust arrangement, or any other security interest or any other agreement or arrangement having a commercial effect analogous to the conferring of security or similar right in favour of any person.

Subject to the requirements of the Panel, Holmar reserves the right to waive all or any of the above Conditions, in whole or in part, except Conditions (a), (b) and (c). The Acquisition will lapse and the Scheme will not proceed unless all the above Conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by Holmar to have been satisfied or to remain satisfied prior to the Scheme being sanctioned by the Court. Holmar shall be under no obligation to waive or treat as fulfilled any of Conditions (d) to (n) above inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

Holmar reserves the right to elect to implement the Acquisition by way of a takeover offer (as defined in section 428 of the Companies Act). In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the shares to which such offer relates (but capable of waiver in accordance with Rule 10 of the City Code) and such other amendments as Holmar may deem necessary or desirable in order to not make such offer directly, or indirectly, in or into Australia, Canada, Japan or the United States and to comply with applicable securities laws), so far as applicable, as those which would apply to the Scheme.

If Holmar is required by the Panel to make an offer for telent Shares under the provisions of Rule 9 of the City Code, Holmar may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

The Scheme will not proceed if the European Commission initiates proceedings under Article 6(1)(c) of Council Regulation (EC) 139/2004 or the Acquisition is referred to the Competition Commission before the date of the Court Meeting.

The Acquisition and the Scheme are governed by English law and are subject to the jurisdiction of the English courts, to the conditions set out above and the further terms set out in this document and the Forms of Proxy.

PART FOUR:

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 4300 of 2006

IN THE MATTER of TELENT PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT
 (under section 425 of the Companies Act 1985)

between

TELENT PLC

AND

THE HOLDERS OF THE SCHEME SHARES
(as hereinafter defined)

PRELIMINARY

(A)
In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

"Acquisition"	the proposed acquisition by Holmar of telent by means of the Scheme;
"Act"	the Companies Act 1985, as amended;
"Affiliate"
in relation to a party, any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the party, and for these purposes a party shall be deemed to control a person if such person owns, directly or indirectly, 50 per cent. or more of the voting rights of such person;
"Business Day"	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in the City of London;
"certificated form" or "in certificated form"	a share or other security which is not in uncertificated form (that is, not in CREST);
"Court"	the High Court of Justice in England and Wales;
"Court Meeting"
the meeting of Independent Scheme Shareholders convened by direction of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve this Scheme (with or without amendment), including any adjournment or postponement thereof;
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);
"CRESTCo"	CRESTCo Limited;

"Effective Date"	the date on which this Scheme becomes effective in accordance with its terms;
"Excluded Shares"	any telent Shares registered in the name of, or beneficially owned by, Holmar;
"Fortress Investment Group"	Fortress Investment Group LLC, a Delaware Limited Liability Company whose principal place of business is at 1345 Avenue of the Americas, New York, NY 10105, US and its Affiliates;
"Hearing"	the hearing by the Court of the petition to sanction this Scheme and to confirm the reduction of telent's share capital involved therein under section 137 of the Act;
"holder"	a registered holder and includes any person(s) entitled by transmission;
"Holmar"	Holmar Holdings Limited, a private company limited by shares incorporated in England and Wales with registered number 05806195;
"Independent Scheme Shareholders"	the holders of the Independent Scheme Shares;
"Independent Scheme Shares"
the Scheme Shares other than those Scheme Shares registered in the names of FIF III Holmar A Ltd., FIF III Holmar B Ltd., FIF III Holmar C Ltd., FIF III Holmar D Ltd. and FIF III Holmar E Ltd. or otherwise registered in the name of, or beneficially owned by, any other member of Fortress Investment Group;
"New telent Shares"	the ordinary shares of 87.5 pence each in the capital of telent to be issued credited as fully paid up to Holmar pursuant to the Scheme;
"Order"	the order of the Court sanctioning this Scheme under section 425 of the Act and confirming the reduction of capital involved therein under section 137 of the Act;
"Order Date"	the date on which the Order is made or, if later, the date on which the Order is expressed to take effect;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755);
"Relevant Holders"	holders of Scheme Shares whose names appear in the register of members of telent at the Scheme Record Time;
"Scheme"	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;
"Scheme Record Time"	6.00 p.m. on the Business Day before the Effective Date;
"Scheme Shares"	(i) the telent Shares in issue at the date of this document;
(ii) any telent Shares issued after the date of this document and prior to the Voting Record Time; and

(iii) any telent Shares issued at or after the Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof shall be bound by the Scheme or shall by such time have agreed in writing to be bound by the Scheme, in each case including the telent Shares registered in the names of FIF III Holmar A Ltd., FIF III Holmar B Ltd., FIF III Holmar C Ltd., FIF III Holmar D Ltd. and FIF III Holmar E Ltd. or otherwise registered in the name of, or beneficially owned by, any other member of Fortress Investment Group but excluding the Excluded Shares;
"Shareholder"	a holder of Scheme Shares;
"telent"	telent plc, a public limited company incorporated in England and Wales with registered number 67307;
"telent Shares"	ordinary shares of 87.5 pence each in the capital of telent;
"uncertificated form" or "in uncertificated form"	a share or other security recorded on the relevant register as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST; and
"Voting Record Time"	6.00 p.m. on the day prior to the day immediately before the Court Meeting or any adjournment thereof (as the case may be),

and references to clauses and sub-clauses are to clauses and sub-clauses of this scheme.

(B)
The authorised share capital of telent at the date of this Scheme is £156,687,462.75 divided into 179,071,386 ordinary shares of 87.5 pence each. As at the close of business on 22 June 2006, 61,443,783 ordinary shares have been issued and are credited as fully paid up and the remainder are unissued.

(C)
As at the date of this Scheme, members of Fortress Investment Group beneficially own 857,140 telent Shares.

(D)
Holmar was incorporated on 4 May 2006. As at the date of this Scheme, the authorised share capital of Holmar is £1,000 divided into 1,000 ordinary shares of £1 each, of which one ordinary share has been issued and is fully paid up, or credited as paid up, and the remainder are unissued.

(E)
As at the date of this Scheme, Holmar does not own any telent Shares. It is proposed that Holmar acquire telent Shares prior to the Hearing.

(F)
Holmar has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to submit to be bound by, and to undertake to the Court to be bound by, the provisions of this Scheme and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

1.     Cancellation of Scheme Shares

(A)
The share capital of telent shall be reduced by cancelling and extinguishing the Scheme Shares.

(B)
Forthwith and contingently upon the reduction of capital referred to in sub-clause (A) of this clause 1 taking effect:

(i)
the authorised share capital of telent shall be increased to its former amount by the creation of such number of New telent Shares as shall be equal to the number of Scheme Shares cancelled as aforesaid and having the same rights as the Scheme Shares so cancelled; and

(ii)
the reserve arising in the books of account of telent as a result of the cancellation of the Scheme Shares shall be capitalised and applied in paying up in full at par the New telent Shares created pursuant to sub-clause (B)(i) of this clause 1, which shall be allotted and issued credited as fully paid to Holmar and/or its nominee(s) in consideration for the sums to be paid by Holmar as set out in clause 2 below.

2.     Consideration for the cancellation of Scheme Shares

In consideration for the cancellation of the Scheme Shares and the allotment and issue of the New telent Shares to Holmar and/or its nominee(s) referred to in sub-clause 1(B), Holmar shall, subject as hereinafter provided, pay or procure that there shall be paid to or for the account of each Relevant Holder:

    for each Scheme Share                        529.5 pence in cash

3.     Share certificates

(A)
With effect from and including the Effective Date, all certificates representing Scheme Shares shall cease to have effect as documents of title to the Scheme Shares comprised therein and every holder of Scheme Shares shall be bound at the request of telent to deliver up the same to telent or as it may direct or to destroy the same.

(B)
With effect from and including the Effective Date, CRESTCo shall be instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form. As regards uncertificated Scheme Shares, appropriate entries will be made in the register of members of telent with effect from the Effective Date to reflect their cancellation.

4.     Despatch of consideration

(A)
As soon as practicable after the Effective Date and in any event not more than 14 days thereafter, Holmar shall:

(i)
in the case of Scheme Shares, which at the Scheme Record Time were in certificated form, despatch or procure the despatch to the persons entitled thereto, or as they may direct, in accordance with the provisions of sub-clause 4(B), cheques for the sums payable to them respectively in accordance with clause 2; and

(ii)
in the case of Scheme Shares which at the Scheme Record Time were in uncertificated form, ensure that an assured payment obligation in respect of the sums payable to the persons entitled thereto is created in accordance with the CREST assured payment arrangements PROVIDED that Holmar reserves the right to make payment of the said consideration by cheque as aforesaid if, for any reason, it wishes to do so.

(B)
All deliveries of cheques or certificates required to be made pursuant to this Scheme shall be effected by sending the same by first class post in prepaid envelopes addressed to the persons entitled thereto at their respective registered addresses as appearing in the register of members of telent at the Scheme Record Time (or, in the case of joint holders, at the registered address of that one of the joint holders whose name stands first in the said register in respect of such joint holding at such time) or in accordance with any special instructions regarding communications, and neither telent nor Holmar shall be responsible for any loss or delay in the transmission of any cheques or certificates sent in accordance with this sub-clause 4(B), which shall be sent at the risk of the persons entitled thereto.

(C)
All cheques shall be made payable to the person to whom in accordance with the foregoing provisions of this clause 4 the envelope containing the same is addressed and the encashment of any such cheque shall be a complete discharge to Holmar for the monies represented thereby.

(D)
In respect of payments made through CREST, Holmar shall ensure that an assured payment obligation is created in accordance with the CREST assured payment arrangements. The creation of such an assured payment obligation shall be a complete discharge of Holmar's obligation under this Scheme with reference to payments made through CREST.

(E)
Neither Holmar nor telent nor their respective nominees shall be responsible for any loss or delay in the transmission of cheques sent in accordance with this Scheme which shall be sent at the risk of the addressee.

(F)
The preceding paragraphs of this clause 4 shall take effect subject to any prohibition or condition imposed by law.

5.     Mandated payments

Each mandate relating to the payment of dividends on any Scheme Shares and other instructions given to telent by Relevant Holders in force at the Scheme Record Time shall as from the Effective Date cease to be valid.

6.     Operation of this Scheme

(A)
This Scheme shall become effective in accordance with its terms as soon as an office copy of the Order under section 425 of the Act and confirming under section 137 of the Act the reduction of capital provided for by this Scheme shall have been duly delivered by telent to the Registrar of Companies in England and Wales for registration and, in the case of the reduction of capital, registered by the Registrar of Companies in England and Wales.

(B)
Unless this Scheme shall become effective on or before 30 September 2006, or such later date, if any, as telent and Holmar may agree and the Court may allow, this Scheme shall never become effective.

(C)
telent and Holmar may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

Dated 26 June 2006

PART FIVE

UNITED KINGDOM TAXATION

The following comments are intended as a general guide to the position under current law and HM Revenue and Customs' published practice in the UK. They relate only to certain limited aspects of the UK tax treatment of telent Shareholders who are resident or ordinarily resident in the UK, who hold their telent Shares beneficially as investments (otherwise than through a personal equity plan or individual savings account) and who did not acquire (and are not deemed to have acquired) their telent Shares by virtue of an office or employment.

If you are in any doubt as to your tax position, or are subject to taxation in a jurisdiction other than the UK, it is recommended that you consult an appropriate professional adviser without delay.

(A)
Tax on Chargeable Gains

  Liability to tax on chargeable gains will depend on each telent Shareholder's own circumstances. The cancellation of telent Shares in consideration for a cash payment will constitute a disposal of those shares for tax on chargeable gains purposes. Such a disposal may give rise to a liability to tax on chargeable gains, depending on the telent Shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses) and, in particular, the shareholder's base cost in his holding of telent Shares.

  For telent Shareholders who are subject to corporation tax, indexation allowance on the acquisition cost of the telent Shares should be available until the date of disposal. Indexation allowance increases the acquisition cost of an asset for tax purposes in line with the rise in the retail prices index and thus reduces the amount of the chargeable gain on disposal of the asset, although it cannot create or increase a loss. telent Shareholders who are individuals may benefit from taper relief to reduce the amount of chargeable gain on which tax on chargeable gains is charged depending on how long, measured in whole years, the telent Shares have been held and whether the telent Shares constitute "business assets" or "non-business assets" for the purposes of taper relief in their hands.

(B)
Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

  No stamp duty or SDRT will be payable by holders of telent Shares as a result of the Scheme.

PART SIX

FINANCIAL INFORMATION ON THE TELENT GROUP

The text of the announcement of telent's unaudited preliminary results for the financial year ended 31 March 2006 which was released on 25 May 2006 is set out below without material adjustment.

The financial information contained in this Part Six does not constitute statutory accounts within the meaning of section 240 of the Act for any of the periods presented. Statutory accounts of telent for the financial year ended 31 March 2005 have been delivered to the Registrar of Companies in England and Wales. The auditors of telent have made a report on these statutory accounts which was unqualified as defined by section 235 of the Act and which did not contain any statements made under section 237(2) or (3) of the Act.

Consolidated Income Statement

		Year ended
	Note	31 March 2006		31 March 2005
		£ million
Continuing Operations
Revenue	2	312		331
Profit from Operations
Excluding restructuring items and pension & litigation settlements	4	20		3
Restructuring items and pension & litigation settlements	5a	11		—
Total profit from Operations	4	31		3
Share of results of joint ventures	6	6		—
Investment income	7	160		146
Finance costs	8	(143)		(169)
Disposal of available for sale investments	20c	4		—
Profit on ordinary activities before taxation
Excluding restructuring items and pension & litigation settlements		47		(20)
Restructuring items and pension & litigation settlements		11		—
		58		(20)
Taxation	9a	50		20

Profit for the period from Continuing Operations		108		—
Profit for the period from Discontinued Operations	10	663		119

Profit for the period		771		119

Attributable to:
Equity holders of the parent company		769		119
Minority interest		2		—

		771		119

Earnings per share:
Continuing Operations
Basic profit per share	11	51.6	p	Nil	p

Diluted profit per share	11	50.3	p	Nil	p

Discontinued Operations
Basic profit per share	11	316.8	p	58.2	p

Diluted profit per share	11	309.0	p	54.9	p

Group
Basic profit per share	11	368.4	p	58.2	p

Diluted profit per share	11	359.3	p	54.9	p

Consolidated Balance Sheet

	Note	31 March 2006	31 March 2005
		£ million
Non-current assets
Goodwill		42	390
Other intangible assets		—	9
Property, plant and equipment		18	116
Interests in associates		—	3
Interests in joint ventures		6	—
Available for sale investments		—	5
Trade and other receivables	13	4	1
Retirement benefit scheme surpluses		12	—
Deferred tax asset		50	—

		132	524

Current assets
Inventories	12	22	162
Trade and other receivables	13	170	369
Tax receivables		—	22
Cash and cash equivalents	14	737	334

		929	887
Assets held for sale		4	—

		933	887

Total assets		1,065	1,411

Current liabilities
Trade and other payables	15	(219)	(437)
Tax liabilities		(76)	(55)
Bank loans and overdrafts	16	—	(14)
Obligations under finance leases	16	—	(1)

		(295)	(507)
Liabilities associated with assets classified as held for sale		(1)	—

		(296)	(507)

Net current assets		637	380

Non-current liabilities
Trade and other payables	15	(19)	(6)
Retirement benefit scheme obligations		(71)	(230)
Long-term provisions	17	(89)	(145)
Bank loans	16	—	(21)
Obligations under finance leases	16	—	(1)

		(179)	(403)

Total liabilities		(475)	(910)

Net assets		590	501

Capital and reserves
Called-up share capital	18a	54	52
Shares to be issued	19	18	28
Share premium account	19	10	4
Capital reserve	19	9	9
Capital reduction reserve	19	—	186
Retained earnings	19	499	221

Equity attributable to equity holders of parent company		590	500
Equity minority interests		—	1

Total equity		590	501

Consolidated Cash Flow Statement

		Year ended
	Note	31 March 2006	31 March 2005
		£ million
Net cash (outflow)/inflow from operating activities before restructuring items and pension & litigation settlements		(80)	11
Cash outflows from restructuring items and pension & litigation settlements	5b	(38)	(43)
Special pension contribution		(185)	—
Net cash outflow from operating activities after restructuring items and pension & litigation settlements	21	(303)	(32)
Continuing Operations		(164)	23
Discontinued Operations		(139)	(55)
Investing activities
Purchases of property, plant and equipment		(29)	(35)
Disposals of property, plant and equipment		2	3
Capitalised development costs		(9)	(10)
Disposal of interests in associates and joint ventures		3	(15)
Disposal of interests in subsidiaries and other business units		1,291	183
Disposal of available for sale investments		5	1
Income from loans and deposits		24	11

Net cash flows from investing activities		1,287	138

Continuing Operations		22	(6)
Discontinued Operations		1,265	144
Financing activities
Borrowings due within one year—repayments		(7)	(4)
Borrowings due after more than one year — advances		4	—
Issue of ordinary shares		6	4
Loan note repayments		—	(270)
Redemption premium		—	(28)
Dividends paid		(590)	—

Net cash flows used in financing activities		(587)	(298)

Continuing Operations		(584)	(294)
Discontinued Operations		(3)	(4)
Cash and cash equivalents at the beginning of the year		334	519
Net increase/(decrease) in cash and cash equivalents		397	(192)
Effect of foreign exchange rate changes		8	7

Cash and cash equivalents at the end of the year		739	334

By balance sheet category:
Cash and cash equivalents		737	334
Assets held for sale		2	—

		739	334

Consolidated Statement of Recognised Income and Expense

	Year ended
	31 March 2006	31 March 2005
	£ million
Exchange gains on translation of foreign operations	6	5
Actuarial (loss)/gain on defined benefit pension schemes	(93)	3

Net (loss)/gain recognised directly in equity	(87)	8
Cumulative exchange differences transferred to profit on the sale of foreign operations	(18)	(2)
Profit for the period	769	119

Total recognised income and expense for the year	664	125

Attributable to:
Equity holders of the parent	662	125
Minority interests	2	—

	664	125

NOTES TO THE UNAUDITED ACCOUNTS

1.     ACCOUNTING POLICIES

The unaudited results for the year ended 31 March 2006 have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively "IFRS") as adopted by the European Union at 31 March 2006 and the financial information contained herein is presented on a consistent basis with the IFRS accounting policies of telent. The policies that the telent Group considers to be its principal accounting policies were set out in full in the Group Non-Statutory Accounts for Marconi Corporation plc for the six months ended 30 September 2005, which were published on 25 November 2005, and can be found in the Investors—Corporate News section of the Company's website (www.telent.com).

The financial information set out in this announcement does not constitute the telent Group's statutory accounts for the year ended 31 March 2006 or the year ended 31 March 2005. The financial information for the year ended 31 March 2005 is derived from the statutory accounts for that year as restated for the adoption of IFRS. The auditors reported on those statutory accounts which have been delivered to the Registrar of Companies; their report was unqualified and did not contain a statement under s237 (2) or (3) of the Companies Act 1985. The statutory accounts for the year ended 31 March 2006 will be finalised on the basis of the financial information presented by the telent Directors in the preliminary results announcement made on 25 May 2006 and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

Whilst the financial information included in the preliminary results announcement made on 25 May 2006 has been computed in accordance with IFRS, the preliminary results announcement made on 25 May 2006 did not itself contain sufficient information to comply with IFRS. The Company expects to publish full financial statements that comply with IFRS in due course.

2.     REVENUE AND OTHER INCOME

An analysis of the telent Group's revenue and income from Continuing Operations is as follows:

	Year ended 31 March
	2006	2005
	£ million
Sale of goods	43	62
Revenue from long-term contracts	269	269

	312	331
Other operating income (including rental income)	1	2
Investment income (excluding expected return on pension scheme assets)	21	9

Continuing Operations	334	342
Discontinued Operations	677	1,008

	1,011	1,350

3.    SEGMENTAL ANALYSIS

Business segments

In January 2006, the telent Group sold its Telecommunications Equipment and International Services businesses to Ericsson. Those operations (the "Discontinued Operations") were discontinued with effect from 1 January 2006.

Following the disposal, the telent Group was re-organised into two continuing operating segments—Telco Services and Enterprise Services (the "Continuing Operations"). These segments are the basis on which the telent Group reports its primary segment information.

Telco Services covers a broad range of services for fixed, mobile and multi-vendor communications networks in the UK, including Network Build, Network Support and Maintenance, Cable Install and Repair and End of Life Management services. This includes the results of our System X hardware and software activity and Payphones business, which were previously reported within Optical & Access Networks. System X is managed within the Telco Services organisation structure, and the Payphones business was sold in March 2006.

Enterprise Services comprises the provision of services to enterprise network customers, particularly in the government, transportation and utilities sectors in the UK and Germany. Under certain projects within our German Enterprise Services business, telent installs optical and access equipment—these sales were previously reported within Optical & Access Networks but are now managed within the Enterprise Services organisation structure.

The Discontinued Operations were organised into three operating segments—Optical & Access Networks, Data Networks and Other Network Services. For the year ended 31 March 2005 telent has also separately disclosed information relating to Outside Plant and Power ("OPP").

Following the disposal of businesses to Ericsson, which was achieved largely through asset-based transactions, the telent Group has retained legal entities in overseas territories, which hold legacy balances not transferred to Ericsson. These legal entities do not trade and are the subject of an ongoing legal entity rationalisation programme. The results, assets and liabilities associated with these activities are presented as "Liability management". The principal components of liability management are receivables from and payables to entities sold to Ericsson, legacy trade payables, VAT receivables and payables, accruals for professional fees and environmental, litigation and other provisions.

Consolidated Income Statement segmental information

	Year ended 31 March 2006
	Continuing Operations		Discontinued Operations
	Telco Services	Enterprise Services	Optical & Access Networks	Data Networks	Other Network Services	OPP	Discontinued Operations	Consolidated Group
	£ million
Revenue	198	114	441	87	138	—	(666)	312

Segment result	16	4	(42)	17	—	—	25	20

Liability management								—
Restructuring items and pension & litigation settlements								11

Profit from Operations								31
Share of results of joint ventures								6
Investment income								160
Finance costs								(143)
Disposal of available for sale investments								4

Profit on ordinary activities before taxation								58
Taxation								50

Profit for the period from Continuing Operations								108
Profit for the period from Discontinued Operations								663

Profit for the period								771

	Year ended 31 March 2005
	Continuing Operations		Discontinued Operations
	Telco Services	Enterprise Services	Optical & Access Networks	Data Networks	Other Network Services	OPP	Discontinued Operations	Consolidated Group
	£ million
Revenue	223	108	597	140	202	67	(1,006)	331

Segment result	1	2	(24)	24	3	(2)	(1)	3

Liability management								—
Restructuring items and pension & litigation settlements								—

Profit from Operations								3
Investment income								146
Finance costs								(169)

Profit on ordinary activities before taxation								(20)
Taxation								20
Profit for the period from Continuing Operations								—
Profit for the period from Discontinued Operations								119

Profit for the period								119

Revenue represents external sales. In both years inter-segmental sales were £nil.

Consolidated balance sheet segmental information

	31 March 2006	31 March 2005
	£ million
ASSETS
Telco Services	94	92
Enterprise Services	58	45

Continuing segment assets	152	137

Data Networks	—	63
Optical & Access and Other Network Services	—	804

Discontinued segment assets	—	867

Segment assets	152	1,004

Assets held for sale	4	—
Liability management	104	43
Available for sale investments	—	5
Interests in associates	—	3
Interests in joint ventures	6	—
Cash and cash equivalents(2)	737	334
Tax receivables	—	22
Deferred tax asset	50	—
Retirement benefit scheme surpluses	12	—

Consolidated total assets	1,065	1,411

LIABILITIES
Telco Services	(54)	(56)
Enterprise Services	(60)	(48)

Continuing segment liabilities	(114)	(104)

Data Networks	—	(47)
Optical & Access and Other Network Services	—	(234)

Discontinued segment liabilities	—	(281)

Segment liabilities	(114)	(385)

Liabilities associated with assets classified as held for sale	(1)	—
Liability management	(213)	(205)
Bank loans and overdrafts	—	(35)
Tax liabilities	(76)	(55)
Retirement benefit scheme deficits	(71)	(230)

Consolidated total liabilities	(475)	(910)

(2)
An additional £2 million of cash and cash equivalents is included in assets held for sale.

The Operating net assets of Optical & Access Networks and Other Network Services cannot be separately identified as the same assets were generally used to generate sales in each of these segments.

Supplementary segmental information

	Year ended 31 March 2006
	Continuing Operations		Discontinued Operations
	Telco Services	Enterprise Services	Optical & Access Networks	Data Networks	Other Network Services	OPP	Total Group
	£ million
Share option charges	5	2	—	—	—	—	7

Capital additions	2	—	25	2	—	—	29

Depreciation and amortisation	3	2	24	4	1	—	34

Impairment of property, plant and equipment	—	—	11	—	—	—	11

	Year ended 31 March 2005
	Continuing Operations		Discontinued Operations
	Telco Services	Enterprise Services	Optical & Access Networks	Data Networks	Other Network Services	OPP	Total Group
	£ million
Share option charges	18	8	—	—	—	—	26

Capital additions	3	—	28	4	—	—	35

Depreciation and amortisation	3	3	34	6	1	—	47

Impairment of property, plant and equipment	—	—	—	—	—	—	—

Geographical segmental information

Analysis of revenue, segment net assets/(liabilities) and capital expenditure by territory of origin

	Revenue Year ended 31 March		Segment net assets/(liabilities) Year ended 31 March		Capital expenditure 31 March
	2006	2005	2006	2005	2006	2005
	£ million
United Kingdom	260	293	45	14	2	3
Germany	52	38	(8)	9	—	—
Rest of World	—	—	1	10	—	—

Continuing Operations	312	331	38	33	2	3
Discontinued Operations	666	1,006	—	586	27	32

Total segment	978	1,337	38	619	29	35

4.    PROFIT FROM CONTINUING OPERATIONS

	Year ended 31 March 2006
	Before restructuring items and pension & litigation settlements	Restructuring items and pension & litigation settlements	Total
	£ million
Revenue	312	—	312
Cost of sales	(239)	—	(239)

Gross profit	73	—	73
Selling and distribution expenses	(23)	—	(23)
Administrative expenses—other	(31)	11	(20)
Research and development	—	—	—
Other operating income	1	—	1
Share of results of associates	—	—	—

Profit from Operations	20	11	31

	Year ended 31 March 2005
	Before restructuring items and pension & litigation settlements	Restructuring items and pension & litigation settlements	Total
	£ million
Revenue	331	—	331
Cost of sales	(250)	—	(250)

Gross profit	81	—	81
Selling and distribution expenses	(29)	—	(29)
Administrative expenses—other	(50)	—	(50)
Research and development	(1)	—	(1)
Other operating income	2	—	2
Share of results of associates	—	—	—

Profit from Operations	3	—	3

In the year ended 31 March 2006, share option and related payroll costs of £7 million (2005: £26 million) were included within selling and distribution expenses, administrative expenses and research and development.

The telent Group disposed of its Telecommunications Equipment and International Services businesses to Ericsson during the year ended 31 March 2006 and its Outside Plant and Power (OPP) business to Emerson during the year ended 31 March 2005. The results of these disposed businesses are shown in note 10. Restructuring items and pension & litigation settlements are shown in further detail in note 5.

5.    RESTRUCTURING ITEMS AND PENSION & LITIGATION SETTLEMENTS

These items have been analysed as follows:

a)    Restructuring items and pension & litigation settlements—consolidated income statement

	Year ended 31 March
	2006	2005
	£ million
Restructuring costs(i)	(7)	—
Retirement benefit scheme settlement and curtailment gains(ii)	20	—
Increase in provision for litigation settlement(iii)	(2)	—

Continuing Operations	11	—
Discontinued Operations(iv)	(44)	(9)

	(33)	(9)

(i)
As part of the telent Group's cost reduction actions, a net charge of £7 million (2005: £nil million) was recorded during the year ended 31 March 2006 within Continuing Operations. This related mainly to the cost of employee severance.

(ii)
During the year ended 31 March 2006, the telent Group recognised curtailment gains of £6 million in relation to previously announced headcount reductions in the UK and as a result of the disposal of the Telecommunications Equipment and International Services businesses to Ericsson. The telent Group recognised a further £14 million settlement gain in relation to the termination of one of its US post-retirement medical benefit plans.

(iii)
The net increase in provisions for litigation and indemnities resulted mainly from the creation of provisions for claims received during the year from former employees in the US and CALA region, partially offset by the release of provisions relating to disposals completed in prior years following the successful settlement of all outstanding claims from the purchaser (at a lower level than previously provided).

(iv)
telent announced two major restructuring programmes in the UK during the financial year as well as programmes in certain overseas territories, resulting in a £34 million restructuring charge within Discontinued Operations relating to the associated headcount reductions and site closures. In addition, telent recorded an £11 million charge to cover the impairment of IT systems no longer required within telent following the disposal of businesses to Ericsson. These were partially offset by a £1 million credit to cost of sales relating to the manufacturing outsourcing arrangements the Company had in place within its European supply chain, now transferred to Ericsson. In the financial year ended 31 March 2005, £9 million restructuring and litigation items comprised employee severance costs offset by recoveries from stock, which had been previously written off and a release of excess litigation provisions following full and final settlement all outstanding claims under the previously disclosed Telcordia lawsuit.

b)    Restructuring items and pension & litigation settlements—consolidated cash flow statement

	Year ended 31 March
	2006	2005
	£ million
Restructuring items	(6)	—
Litigation settlement	—	—

Continuing Operations	(6)	—
Discontinued Operations	(32)	(43)

	(38)	(43)

6.    SHARE OF RESULTS OF JOINT VENTURES

During the year, the value of the telent Group's 50% shareholding in Plessey Holdings Ltd was assessed. Based on the latest view of the company's environmental and litigation exposures, a £6 million provision previously held against our investment was released.

7.    INVESTMENT INCOME

	Year ended 31 March
	2006	2005
	£ million
Interest receivable:
Loans and deposits	18	8
Other	2	1

	20	9
Gain on foreign currency cash deposits	1	—
Expected return on pension scheme assets	139	137

Continuing Operations	160	146

8.    FINANCE COSTS

	Year ended 31 March
	2006	2005
	£ million
Interest payable—bank loans, loan notes and overdrafts	—	8
Premium on redemption of loan notes	—	28
Interest on pension scheme liabilities	142	140
Movements in the fair value of derivatives	—	(7)
Other	1	—

Continuing Operations	143	169

The telent Group commenced hedging identifiable foreign currency cash flow exposures with forward contracts in February 2005. This activity ceased in December 2005. The fair value of outstanding foreign exchange contracts at 31 March 2005 was immaterial, and £nil at 31 March 2006.

9.    TAX

a)    Tax charge/(credit)

	Year ended 31 March
	2006	2005
	£ million
Continuing Operations
Current tax:
Overseas overprovision in respect of prior years	—	(20)
Deferred tax	(50)	—

	(50)	(20)

Discontinued Operations
Current tax:
Overseas tax	24	7
UK overprovision in respect of prior years	—	(6)
Overseas overprovision in respect of prior years	—	(29)

	24	(28)

Total Group
Current tax:
Overseas tax	24	7
UK overprovision in respect of prior years	—	(6)
Overseas overprovision in respect of prior years	—	(49)
Deferred tax	(50)	—

	(26)	(48)

In the year ended 31 March 2006, included within the charge to current tax in Discontinued Operations, was approximately £23 million related to tax on the profits arising on the sale of the Telecommunications Equipment and International Services businesses.

In the year ended 31 March 2005, the telent Group's tax credit of £48 million arose primarily due to the release of tax provisions in respect of prior years following progress in resolving historic US and UK tax issues.

b)    Deferred tax

At 31 March 2006, the telent Group has the following deferred tax assets in the countries where it will have ongoing operations:

	At 31 March 2006
	Recognised	Unrecognised
	£ million
UK	41	328
Germany	7	66
Other	2	—

	50	394

The deferred tax assets represent operating losses, pension scheme contributions and restructuring items.

Following the disposal of the Telecommunications Equipment and International Services businesses to Ericsson, the telent Directors are of the opinion that the anticipated level of profits over the next three financial years supports the recognition of £50 million of deferred tax assets at 31 March 2006. There are also unrecognised deferred tax assets of £394 million, which relate to these two territories.

In addition, and separate from the £394 million above, the telent Group has unrecognised deferred tax assets representing operating losses and restructuring items in jurisdictions outside the UK and Germany (principally Italy and the USA), after taking into account any gains arising on the disposals to Ericsson in the year ended 31 March 2006. These tax assets may be utilised in future tax audits, for example, but otherwise are not anticipated to have value for the ongoing telent Group and are not disclosed above.

Deferred tax assets totalling £817 million were not recognised as at 31 March 2005 in respect of operating losses, pension scheme deficits and restructuring items.

There was no tax on items taken directly to equity in either year.

10.    DISCONTINUED OPERATIONS

On 23 January 2006, the telent Group disposed of its Telecommunications Equipment and International Services businesses to Ericsson. Under the Memorandum of Agreement, the effective date of the transaction and the date on which management control of the disposed businesses transferred to Ericsson was 1 January as evidenced by i) transfer of management teams to Ericsson with effect from 1 January 2006, ii) an element of the purchase price consideration being based on net asset value of the disposed businesses as at 31 December 2005, iii) all profits recorded from 1 January 2006 being for Ericsson's account.

During the year ended 31 March 2005, the telent Group disposed of its OPP business to Emerson.

Further information on the disposal of the Telecommunications Equipment and International Services and OPP businesses can be found in note 20.

The results of the above Discontinued Operations included in the consolidated income statement were as follows:

	Year ended 31 March
	2006	2005
	£ million
Revenue	666	1,006
Expenses(1)	(727)	(1,014)

	(61)	(8)
Taxation	(24)	28
Net interest	(4)	(4)
Gain on disposal	752	103

Net profit after tax attributable to Discontinued Operations	663	119

(1)
Includes restructuring items and pension & litigation settlements.

During the year, Discontinued Operations had a net operating cash outflow of £139 million (2005: £55 million outflow), received £1,265 million (2005: received £144 million) in respect of investing activities and paid £3 million (2005: paid £4 million) in respect of financing activities.

The effect of Discontinued Operations on segment results is disclosed in note 3.

The telent Board is contractually committed to dispose of its Telecommunications Equipment and Services businesses in Argentina and Colombia to Ericsson. These operations, which are expected to be sold in the first half of the year ending 31 March 2007, have been classified as a disposal group held for sale and presented separately in the Group balance sheet. The operations are included in Discontinued Operations, within the Optical & Access Networks segment, in the income statement analysis in note 3. The proceeds of the disposal are expected to equal the book value of the related net assets and accordingly no impairment losses have been recognised on the classification of these operations as held for sale.

11.    EARNINGS PER SHARE

Basic and diluted profit per share is calculated by reference to a weighted average of 209.3 million ordinary shares (2005: 204.5 million ordinary shares) in issue during the year.

The effect of share options is dilutive. In 2006, the undiluted weighted average number of shares has been adjusted by 5.3 million (2005: 12.4 million) in respect of outstanding share options to give a diluted weighted average of 214.6 million ordinary shares (2005: 216.9 million ordinary shares).

The basic and diluted profit per share is set out in the table below:

Continuing Operations

	Year ended 31 March
	2006		2005
	Profit	Profit per share	Profit	Profit per share
	£ million	Pence	£ million	Pence
Continuing Operations:
Basic profit and basic profit per share	108	51.6	—	—

Diluted profit and diluted profit per share	108	50.3	—	—

Discontinued Operations:
Basic profit and basic profit per share	663	316.8	119	58.2

Diluted profit and diluted profit per share	663	309.0	119	54.9

Group:
Basic profit and basic profit per share	771	368.4	119	58.2

Diluted profit and diluted profit per share	771	359.3	119	54.9

12.    INVENTORIES

	31 March 2006	31 March 2005
	£ million
Raw materials and bought in components	—	37
Work in progress	2	33
Finished goods	7	82
Long term contract work in progress	13	10

	22	162

13.    TRADE AND OTHER RECEIVABLES

	31 March 2006	31 March 2005
	£ million
Current assets:
Trade receivables	113	307
Amounts owed by associates	—	17
Other receivables	45	30
Prepayments and accrued income	12	15

	170	369

Non-current assets:
Trade receivables	2	—
Prepayments and accrued income	2	1

	4	1

	174	370

The telent Group had assigned certain trade debts as security against the advance of cash from third party providers. There were no such debts outstanding at 31 March 2006 as the activity ceased during the year.

The telent Group previously had available to it customer receivables financing facilities, however, these have now been cancelled.

An allowance has been made for estimated irrecoverable amounts of £6 million (2005: £30 million). This allowance has been determined by reference to past default experience.

The telent Directors consider that the carrying amount of trade and other receivables approximates their fair value.

14.    CASH AND CASH EQUIVALENTS

	31 March 2006	31 March 2005
	£ million
Cash and bank deposits repayable on demand	177	239
Other cash deposits	562	95

Cash at bank and in hand	739	334

Included in the amounts above are restricted cash balances of:
Collateral against bonding facilities	41	78
Held by captive insurance company	15	17
Pension fund escrow account	490	—
High Court escrow deposit	16	—
Cash held as security in subsidiaries	6	8

	568	103
Cash held at subsidiary level and cash in transit	47	64
Available treasury deposits	124	167

	739	334

By currency:
Sterling	679	138
Euros	42	128
US Dollars	9	35
Other	9	33

	739	334

By balance sheet category:
Cash and cash equivalents	737	334
Assets held for sale	2	—

	739	334

At 31 March 2006, the telent Group held approximately Euro 13 million (£9 million) and US dollar 3 million (£2 million) of foreign currency denominated cash within the UK. This cash is not treated as a hedge for accounting purposes and gains and losses on retranslation of the cash into sterling are taken to finance costs.

The trustees of the G.E.C. 1972 Plan (the "UK Pension Plan") and the Company agreed that (in addition to the cash contribution of £185 million made to the Pension Fund shortly before the return of cash to shareholders) the Company should pay £490 million into an escrow arrangement for the potential benefit of the Pension Fund. The cash contributed to this escrow arrangement will be held by a nominee on trust for the benefit of the Company, but with security over such amount being provided to the trustees.

An escrow deposit of £20 million was put in place following the High Court approval of the release of the capital reduction reserve (a non-distributable reserve) on 11 October 2005. This was reduced to £16 million in March 2006 due to the extinguishment or payment of claims by the Company totalling £3.7 million and release of interest earned on the deposit. Further details are given in note 19.

£6 million of cash previously held by the Company's Italian subsidiary as collateral against loans is awaiting formal release by the bank as part of the transfer of these loans to Ericsson.

Cash deposits invested are at short-term floating rates. The impact of a 1% decrease in interest rates during the year would have reduced earnings from interest on total cash invested by £5 million in the year to 31 March 2006 (due to the temporary inclusion of £1.3 billion of cash proceeds arising from the disposal to Ericsson).

15.    TRADE AND OTHER PAYABLES

	31 March 2006	31 March 2005
	£ million
Current liabilities:
Payments received in advance	10	49
Trade payables	44	187
Other taxation and social security	9	23
Other payables	24	64
Accruals and deferred income	132	114

	219	437

Non-current liabilities:
Accruals and deferred income	19	6

	238	443

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 62 days.

The telent Directors consider that the carrying amount of trade payables approximates to their fair value.

16.    BORROWINGS

	31 March 2006	31 March 2005
	£ million
Current liabilities:
Bank loans and overdrafts:
Repayable on demand	—	10
Other	—	4

	—	14
Obligations under finance leases	—	1

	—	15

Non-current liabilities:
Bank loans	—	21
Obligations under finance leases	—	1

	—	22

Borrowings by currency:
Euros	—	27
Chinese Yuan	—	10

	—	37

As a result of the sale of the telent Group's Telecommunications Equipment and International Services businesses to Ericsson on 23 January 2006, the telent Group had no borrowings at 31 March 2006.

17.    LONG-TERM PROVISIONS

	Restructuring	Warranties	Contracts and commitments	Litigation and indemnities	Other	Total
	£ million
At 1 April 2005	24	26	16	66	13	145
Charged	46	9	6	9	1	71
Released	(4)	(3)	(4)	(17)	(2)	(30)
Utilised	(39)	(9)	(4)	(8)	(2)	(62)
Disposals	(2)	(19)	(11)	(2)	(2)	(36)
Exchange rate adjustment	—	—	—	2	(1)	1

At 31 March 2006	25	4	3	50	7	89

Restructuring mainly comprises expected costs for employee severance (£16 million at 31 March 2006; £15 million at 31 March 2005) and costs for properties no longer occupied, onerous lease contracts and future scheme administration costs (in total £9 million at 31 March 2006, £9 million at 31 March 2005). The telent Group has retained all liabilities relating to restructuring programmes announced prior to completion of the disposal of businesses to Ericsson. The majority of associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next two years.

The telent Group announced two major restructuring programmes in the UK during the financial year ended 31 March 2006 as well as programmes in certain overseas territories. Costs relating to the associated headcount reductions and site closures were the main contributing factors to the £46 million restructuring charge in the year.

Warranties comprise the expected costs of maintenance under guarantees and other work in respect of products delivered, the associated outflows for which are generally expected to occur over the lives of the products. The majority of the telent Group's warranty provisions were disposed as part of the sale of our Telecommunications Equipment businesses to Ericsson. Warranty provisions of £4 million at 31 March 2006 relate mainly to the software support business.

Contracts and commitments comprise mainly losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the contracts, which are long-term in nature.

Litigation and indemnities comprise expected employee related claims, environmental liabilities mainly in North America, other litigation, captive insurance balances and merger and acquisition balances held against warranties provided on the disposal of businesses. Employee related claims relate mainly to industrial diseases. The telent Group's exposure to these claims, which was last assessed by actuaries at 31 March 2005, amounts to £19 million (2005: £18 million) after discounting at a rate of 4.5%. The effect of the unwind of the discount was £1 million for the year ended 31 March 2006. The telent Group successfully settled a number of litigations during the financial year for amounts less than the corresponding provisions and recorded a net release of £8 million, which was credited to the income statement.

Other provisions mainly comprise payroll taxes on share options and other post-retirement agreements. The release in the period represents the decrease in National Insurance accrued on share options.

18.    EQUITY SHAREHOLDERS' INTERESTS

a)    Share capital

	Number of shares	£
Ordinary shares
Allotted, called-up and fully paid at 1 April 2005 at 25p each	208,740,939	52,185,235
Shares issued:
Warrants exercised at 25p each	2,666	667
Share options exercised at 25p and 87.5p each	5,855,598	1,480,069
Two for seven share consolidation	(153,266,665)	—

Allotted, called-up and fully-paid at 31 March 2006 at 87.5p each	61,332,538	53,665,971
Unissued at 1 April 2005 at 25p each	418,008,914	104,502,228

Unissued at 31 March 2006 at 87.5p each	117,738,848	103,021,492

Authorised at 1 April 2005 at 25p each	626,749,853	156,687,463

Authorised at 31 March 2006 at 87.5p each	179,071,386	156,687,463

On 27 March 2006, a two-for-seven share consolidation took place. On that date, the total number of shares in issue therefore reduced from 214,573,331 to 61,306,666.

b)    Warrants

At the time of the financial restructuring, the Company issued warrants to holders of shares in M (2003) plc to subscribe for additional ordinary shares of 5p each in the Company. In total 49.8 million warrants, exercisable up until May 2007, were issued at an exercise price of £1.50 each. As a result of a subsequent share consolidation, which occurred on 9 September 2003, 5 warrants must now be exercised per 87.5p ordinary share, giving an aggregate subscription price of £7.50 per share. The two-for-seven share consolidation on 27 March 2006, referred to above, had no effect on the warrants. At 31 March 2006, 49.6 million warrants remained outstanding.

c)     Share Options

At 31 March 2006 the following share options were outstanding in respect of the Company's ordinary shares:

	Number of shares under option	Subscription price	Exercise period
	(millions)	(per share)
Senior Management plan
Granted 24 June 2003	4.1	Nil	May 2004 to May 2013
Granted 1 September 2003	0.3	Nil	May 2004 to May 2013
Granted 13 February 2004	0.8	Nil	October 2004 to February 2014
Employee plan
Granted 30 June 2003	1.7	£3.08	May 2004 to May 2013
Granted 1 September 2003	—	£4.55	May 2004 to May 2013
Granted 13 February 2004	—	£7.17	May 2004 to February 2014
Granted 1 December 2004	0.6	£5.72	December 2004 to August 2008
Granted 6 December 2004	0.1	£5.67	December 2004 to August 2008

All options granted under the Senior Management Plan and those granted before December 2004 under the Employee Plan have five performance targets, each having a period in which the options over shares will vest. The first four performance targets have now been met. The options granted in December 2004 have a single performance target which is the same as the fifth performance target relating to the options granted earlier.

The fifth performance target relates to the telent Group's market capitalisation. The measurement of this target was amended by ordinary resolution of shareholders, within the rules of the Share Option Schemes, to reflect the return of cash to shareholders following the Ericsson transaction and any subsequent return of value together with the timing of such returns.

The overall impact on the telent Group's consolidated income statement over the life of the plans through to the financial year ending 31 March 2007, assuming the final performance target is also met, will be approximately £64 million before payroll taxes. telent expects the charge under IFRS 2, before payroll taxes, to be £3 million in the year to 31 March 2007. The £64 million charge is a non-cash item.

The two-for-seven share consolidation, described above, had no significant effect upon the option holders as the numbers of shares under option and the exercise prices of those options did not change.

19.    CAPITAL AND RESERVES

	Share capital	Shares to be issued	Share premium account	Capital reserve	Capital reduction reserve	Retained earnings	Total equity
	£ million
At 1 April 2005	52	28	4	9	186	221	500
Total recognised income for the year	—	—	—	—	—	664	664
Dividends paid	—	—	—	—	—	(590)	(590)
Shares to be issued	2	(10)	6	—	—	18	16
Losses transferred	—	—	—	—	(186)	186	—

At 31 March 2006	54	18	10	9	—	499	590

On 21 May 2003, the High Court approved a reduction of share capital and share premium accounts. These balances were credited to retained earnings. The High Court determined that any surplus over the deficit at 31 March 2003 was to be held as a non-distributable reserve, which would be transferred to retained earnings as incurred or when all creditors, as at the effective date of 22 May 2003, have been satisfied.

On 11 October 2005, the High Court released the Company from its obligation to retain this non-distributable reserve. This release became effective when the Company placed £20 million in an escrow account held with Lloyds TSB plc to cover any future potential claims from creditors existing at 22 May 2003. The amount outstanding as at 31 March 2006 was £16 million. The monies in the escrow account will be solely for the protection of creditors of the Company which were in existence at 22 May 2003, which were not schemed and which remain outstanding. The balance remaining on this reserve was transferred to retained earnings during the year.

20.    DISPOSALS

a)    Sales of subsidiaries and business units

On 23 January 2006, the telent Group disposed of its Telecommunications Equipment and International Services businesses to Ericsson. Under the Memorandum of Agreement, the effective date of the transaction and the date on which management control of the disposed businesses transferred to Ericsson was 1 January 2006 as evidenced by i) transfer of management teams to Ericsson with effect from 1 January 2006, ii) an element of the purchase price consideration being based on net asset value of the disposed businesses as at 31 December 2005, iii) all profits recorded from 1 January 2006 being for Ericsson's account. The majority of these businesses were sold by way of a direct sale of assets and intellectual property to Ericsson. Some of the telent Group's subsidiaries and interests in joint ventures were also disposed of as part of the overall sale agreement, the most significant being GPT Special Project Management Limited, Marconi Communications Federal Inc and Marconi Communications South Africa (Pty) Limited.

Transaction related costs on this disposal amounted to £20 million. Provision has also been made for additional tax costs of £23 million.

The net assets relating to this disposal at the date of disposal were as follows:

Total 2006
£ million
Net assets sold
Other intangible assets	11
Property, plant and equipment	92
Interests in associates	3
Available for sale investments	2
Inventories	143
Trade and other receivables	273
Cash and cash equivalents	102
Trade and other payables	(221)
Loans and overdrafts	(35)
Long-term provisions	(36)
Retirement benefit deficit	(59)
Goodwill	348
Minority interests	(3)

620
Cash consideration received	1,397
Deferred consideration and transaction costs	(43)

Profit on disposal before cumulative exchange differences transferred to profit on the sale of foreign operations	734
Cumulative exchange differences transferred to profit on the sale of foreign operations	18

Profit on disposal	752

The results and balance sheet of the Telecommunications Equipment and International Services businesses sold to Ericsson have been included in Discontinued Operations and have been split between the Optical & Access Networks, Data Networks and Other Network Services segments in note 3.

The telent Group's Payphones business (formerly known as Marconi Interactive Systems) was sold on 3 March 2006 to Teknowledge Group Limited. Teknowledge purchased substantially all of the assets, liabilities, contracts and intellectual property of the Payphones business for a total consideration of £2 million. The consideration is deferred, and is due for payment in instalments between 24 April 2006 and February 2007. The results and balance sheet of the Payphones business have been included in Continuing Operations within the Telco Services segment in note 3.

The OPP business was disposed of on 16 August 2004. The net assets relating to this business at the date of disposal were as follows:

Total 2005
£ million
Net assets sold
Property, plant and equipment	24
Inventories	29
Trade and other receivables	25
Cash and cash equivalents	—
Trade and other payables	(21)
Retirement benefit deficit	(16)
Goodwill	44
Minority interests	—

85
Cash consideration received	204
Deferred consideration and transaction costs	(16)

Profit on disposal before cumulative exchange differences transferred to profit on the sale of foreign operations	103
Exchange differences transferred to profit on the sale of foreign operations	2

Profit on disposal	105

The results and balance sheet of the OPP business have been included in Discontinued Operations and have been separately identified in the segmental analysis in note 3.

b)    Sales of interest in associates

As described above, on 23 January 2006 the telent Group disposed of its Telecommunications Equipment and International Services businesses to Ericsson. Included in the total net assets agreed to be sold were £3 million of investments in associated undertakings, namely telent's equity interests in certain entities including Shanghai Putian Marconi Network Technologies Ltd (China), Marconi (Malaysia) Sdn. Bhd. and TTC Marconi SRO. They were agreed to be sold for a combined total cash consideration of £3 million, giving rise to a profit on disposal of £nil in the year ended 31 March 2006.

There were no sales of interests in associates in the year ended 31 March 2005.

c)    Sales of interest in available for sale investments

Also, on 23 January 2006, the telent Group disposed of a number of available for sale investments to Ericsson, namely High Speed Office Limited and the telent Group's share in the TMT Venture Capital Fund. Total cash consideration of £2 million was received, giving rise to a profit on disposal of £nil.

Included within Continuing Operations in the year ended 31 March 2006 was a profit of £4 million on the disposal of available for sale investments. The main disposals were as follows:

(i)
The telent Group disposed of its investment in Osram AS for cash consideration of £2 million, giving rise to a profit on disposal of £nil.

(ii)
The telent Group sold the majority of its investment in Retelit SpA for total cash consideration of £4 million, giving rise to a profit on disposal of £4 million.

There were no sales of interests in available for sale investments in the year ended 31 March 2005.

21.    NOTES TO THE CASH FLOW STATEMENT

	Year ended 30 March 2006
	Continuing	Discontinued	Total
	£ million
Profit/(loss) from Operations	31	(69)	(38)
Restructuring items and pension & litigation settlements	(11)	44	33
Depreciation charge	5	22	27
Amortisation of intangibles	—	7	7
Shares to be issued related to share options	6	—	6
Loss on disposal of property, plant and equipment	—	1	1

Operating cash flows before movements in working capital	31	5	36
Decrease/(increase) in inventories	5	(4)	1
(Increase)/decrease in receivables	(22)	53	31
Increase/(decrease) in payables	5	(133)	(128)
Decrease in provisions	(5)	(16)	(21)

Cash generated/(used by) by Operations	14	(95)	(81)
Net income taxes refunded	13	(6)	7
Interest paid	—	(6)	(6)

Net cash from/(used by) operating activities	27	(107)	(80)
Cash outflow from restructuring items and pension & litigation settlements	(6)	(32)	(38)
Special pension contribution	(185)	—	(185)

Net cash outflow from operating activities after restructuring items and pension & litigation settlements	(164)	(139)	(303)

	Year ended 30 March 2005
	Continuing	Discontinued	Total
	£ million
Profit/(loss) from Operations	3	(8)	(5)
Restructuring items and pension & litigation settlements	—	9	9
Depreciation charge	6	33	39
Amortisation of intangibles	—	8	8
Shares to be issued related to share options	24	—	24

Operating cash flows before movements in working capital	33	42	75
Increase in inventories	(4)	(18)	(22)
Increase in receivables	—	(15)	(15)
Increase in payables	9	12	21
Decrease in provisions	(2)	(24)	(26)

Cash generated/(used by) by Operations	36	(3)	33
Net income taxes paid	—	(7)	(7)
Interest paid	(13)	(2)	(15)

Net cash from/(used by) operating activities	23	(12)	11
Cash outflow from restructuring items and pension & litigation settlements	—	(43)	(43)

Net cash inflow/(outflow) from operating activities after restructuring items and pension & litigation settlements	23	(55)	(32)

22.    CONTINGENT LIABILITIES

	31 March 2006	31 March 2005
	£ million
Contingent liabilities	20	20

Litigation and environmental liabilities

Contingent liabilities relate mainly to obligations arising from legal proceedings and environmental remediation activities, which, in the opinion of the telent Directors, are not expected to have a materially adverse effect on the telent Group. The telent Group is engaged in a number of legal proceedings relating to patent and other claims under contracts. The telent Group is vigorously defending these cases, the estimated cost of which is disclosed above, and the telent Directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows. The telent Group is also engaged in a number of remediation activities at various sites the costs of which are fully provided for. It is possible that the remediation works at those sites could take longer to complete than expected, that additional contamination could be discovered, or that the governmental agencies involved could change their policy and require remediation to a higher standard than required at present. The estimated costs of which is disclosed above. The telent Directors currently believe that the remediation works are unlikely to require expenditure resulting in material cash or other asset outflows other than in accordance with the provisions held.

Guarantees

At 31 March 2006, the telent Group had provided third parties with a total of £118 million of guarantees, performance bonds and indemnities, the exercise of which is considered to be remote. At 31 March 2006, the value of total collateral against these various guarantees was £41 million. In addition, telent estimates that £71 million of the guarantees had varying conditional and unconditional rights to call for cash collateral.

23.    RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Sales by telent Group companies to joint ventures and associates amounted to £21 million (2005: £22 million). Purchases from joint ventures and associates amounted to £2 million (2005: £2 million).

There were no other related party transactions requiring disclosure in this preliminary announcement.

24.    POST BALANCE SHEET EVENT

On 25 May 2006, the Boards of Holmar Holdings Limited (a private limited company newly incorporated in England and Wales and indirectly owned by a private equity fund advised by Fortress Investment Group) ("Holmar") and telent announced that they have reached agreement in principle on the terms of a possible recommended cash acquisition by Holmar of telent (the "Possible Offer"). Prior to announcing a formal offer, telent and Holmar will be seeking confirmations from a small number of significant customers that existing contractual arrangements will continue unaffected by the proposed change of control. These confirmations are expected to take 2 - 3 weeks to obtain and so any offer, if made, is unlikely to be completed before the end of July 2006. In addition, Holmar will seek irrevocable undertakings from certain institutional telent Shareholders. The Possible Offer is expected to be effected by means of a scheme of arrangement under section 425 of the Companies Act and would be subject to customary terms and conditions. However, there can be no certainty that Holmar will announce a firm intention to make an offer. Holmar may, in its sole discretion, proceed or not proceed with the Possible Offer whether the customer confirmations and irrevocable undertakings referred to above are forthcoming or not.

Under the terms of the Possible Offer, telent Shareholders would be entitled to receive 529.5 pence per telent Share in cash. On this basis, the terms of the Possible Offer value the Diluted Share Capital of telent at approximately £346 million. The agreement in principle is not binding on either party. However the indicative offer price of 529.5 pence per telent share in cash may only be reduced if the telent Board so agrees or if another offeror announces a firm intention to make an offer at a lower price.

The Board of telent believes the possible offer from Holmar represents the most compelling option available to telent shareholders today and, if made, would give telent shareholders the opportunity to realise their investment at an attractive price.

25.    RECONCILIATIONS FROM UK GAAP TO IFRS

Restated Balance Sheet as at date of transition (being 1 April 2004)

		Presentational adjustments
	UK GAAP as previously reported*		Other adjustments				Total effect of transition to IFRS
		IFRS 5 Discontinued Operations						Restated in accordance with IFRS
			Note (1)	Note (2)	Note (3)	Note (4)
	£ million
Non-current assets
Goodwill	436	(46)	—	—	—	—	(46)	390
Other intangible assets	—	—	7	—	—	—	7	7
Property, plant and equipment	148	(24)	—	—	—	—	(24)	124
Interests in associates	6	—	—	—	—	—	—	6
Available for sale investments	3	—	—	—	—	—	—	3
Trade and other receivables	5	—	—	—	—	—	—	5

	598	(70)	7	—	—	—	(63)	535

Current assets
Inventories	174	(29)	—	—	—	—	(29)	145
Trade and other receivables	388	(28)	—	—	—	—	(28)	360
Cash and cash equivalents	519	—	—	—	—	—	—	519

	1,081	(57)	—	—	—	—	(57)	1,024

Non-current assets classified as held for sale	—	127	—	—	—	—	127	127

TOTAL ASSETS	1,679	—	7	—	—	—	7	1,686

Current liabilities
Trade and other payables	(447)	34	—	—	—	(7)	27	(420)
Tax liabilities	(104)	—	—	—	—	—	—	(104)
Bank overdrafts and loans	(26)	—	—	—	—	—	—	(26)

	(577)	34	—	—	—	(7)	27	(550)

Non-current liabilities
Bank loans	(20)	—	—	—	—	—	—	(20)
Loan notes	(257)	—	—	—	—	—	—	(257)
Other payables	(6)	—	—	—	—	—	—	(6)
Retirement benefit obligations	(246)	16	—	—	(3)	—	13	(233)
Long-term provisions	(219)	—	—	1	—	—	1	(218)
Obligations under finance leases	(2)	—	—	—	—	—	—	(2)

	(750)	16	—	1	(3)	—	14	(736)

Liabilities directly associated with non-current assets classified as held for sale	—	(50)	—	—	—	—	(50)	(50)

TOTAL LIABILITIES	(1,327)	—	—	1	(3)	(7)	(9)	(1,336)

NET ASSETS	352	—	7	1	(3)	(7)	(2)	350

EQUITY
Share capital	50	—	—	—	—	—	—	50
Shares to be issued	25	—	—	4	—	—	4	29
Capital reserve	9	—	—	—	—	—	—	9
Capital reduction reserve	283	—	—	—	—	—	—	283
Retained earnings	(17)	—	7	(3)	(3)	(7)	(6)	(23)

Equity attributable to equity holders of parent company	350	—	7	1	(3)	(7)	(2)	348
Minority interest	2	—	—	—	—	—	—	2

TOTAL EQUITY	352	—	7	1	(3)	(7)	(2)	350

Notes:

The adjustments recorded on transition to IFRS above arise on the application of the following accounting standards:

(1)
IAS 38, Intangible Assets

(2)
IFRS 2, Share-based Payments

(3)
IAS 19, Employee Benefits

(4)
IAS 39, Financial Instruments

*
The Group's UK GAAP financial statements have been reformatted to conform to the requirements of IAS 1, Presentation of Financial Statements. `Trade and other receivables' were previously reported under `Debtors'.

Restated Balance Sheet as at 31 March 2005

	UK GAAP as previously reported*	Opening balance sheet adjustments	Note (1)	Note (2)	Note (3)	Note (4)	Note (5)	Total effect of transition to IFRS	Restated in accordance with IFRS
	£ million
Non-current assets
Goodwill	301	—	89	—	—	—	—	89	390
Other intangible assets	—	7	—	2	—	—	—	9	9
Property, plant and equipment	116	—	—	—	—	—	—	—	116
Interests in associates	3	—	—	—	—	—	—	—	3
Available for sale investments	5	—	—	—	—	—	—	—	5
Trade and other receivables	1	—	—	—	—	—	—	—	1

	426	7	89	2	—	—	—	98	524

Current assets
Inventories	162	—	—	—	—	—	—	—	162
Trade and other receivables	369	—	—	—	—	—	—	—	369
Tax receivables	22	—	—	—	—	—	—	—	22
Cash and cash equivalents	334	—	—	—	—	—	—	—	334

	887	—	—	—	—	—	—	—	887

TOTAL ASSETS	1,313	7	89	2	—	—	—	98	1,411

Current liabilities
Trade and other payables	(437)	(7)	—	—	—	—	7	—	(437)
Tax liabilities	(55)	—	—	—	—	—	—	—	(55)
Obligations under finance leases	(1)	—	—	—	—	—	—	—	(1)
Bank overdrafts and loans	(14)	—	—	—	—	—	—	—	(14)

	(507)	(7)	—	—	—	—	7	—	(507)

Non-current liabilities
Bank loans	(21)	—	—	—	—	—	—	—	(21)
Other payables	(6)	—	—	—	—	—	—	—	(6)
Retirement benefit obligations	(228)	(3)	—	—	—	1	—	(2)	(230)
Long-term provisions	(145)	1	—	—	(1)	—	—	—	(145)
Obligations under finance leases	(1)	—	—	—	—	—	—	—	(1)

	(401)	(2)	—	—	(1)	1	—	(2)	(403)

TOTAL LIABILITIES	(908)	(9)	—	—	(1)	1	7	(2)	(910)

NET ASSETS	405	(2)	89	2	(1)	1	7	96	501

EQUITY
Share capital	52	—	—	—	—	—	—	—	52
Share premium account	4	—	—	—	—	—	—	—	4
Shares to be issued	24	4	—	—	—	—	—	4	28
Capital reserve	9	—	—	—	—	—	—	—	9
Capital reduction reserve	186	—	—	—	—	—	—	—	186
Retained earnings	129	(6)	89	2	(1)	1	7	92	221

Equity attributable to equity holders of parent company	404	(2)	89	2	(1)	1	7	96	500
Minority interest	1	—	—	—	—	—	—	—	1

TOTAL EQUITY	405	(2)	89	2	(1)	1	7	96	501

Notes:

The adjustments recorded above as at 31 March 2005 arise on the application of the following accounting standards:

(1)
IFRS 3, Business Combinations (Goodwill)

(2)
IAS 38, Intangible Assets

(3)
IFRS 2, Share-based Payments

(4)
IAS 19, Employee Benefits

(5)
IAS 39, Financial Instruments

*
The Group's UK GAAP financial statements have been reformatted to conform to the requirements of IAS 1, Presentation of Financial Statements. `Trade and other receivables' was previously reported under `Debtors'.

Restated Income Statement for the year ended 31 March 2005

			Presentational adjustments
	UK GAAP as previously reported*				Other adjustments					Total effect of transition to IFRS
			Discontinued Operations								Restated in accordance with IFRS
				Other	Note (1)	Note (2)	Note (3)	Note (4)	Note (5)
	£ million
Revenue	1,337		(67)	—	—	—	—	—	—	(67)	1,270
Cost of sales	(910)		58	—	—	—	—	1	—	59	(851)

Gross profit	427		(9)	—	—	—	—	1	—	(8)	419
Other operating income	1		—	2	—	—	—	—	—	2	3
Selling and distribution expenses	(147)		5	—	—	—	—	—	—	5	(142)
Research and development costs	(186)		4	—	—	2	—	1	—	7	(179)
Administrative expenses	(194)		2	14	91	—	(1)	—	—	106	(88)
Restructuring costs	—		—	(16)	—	—	—	—	—	(16)	(16)

Loss from Operations	(99)		2	—	91	2	(1)	2	—	96	(3)
Gain on disposal of Discontinued Operations	103		(103)	—	—	—	—	—	—	(103)	—
Net interest	(31)		—	31	—	—	—	—	—	31	—
Investment income	—		(1)	152	—	—	—	(3)	—	148	148
Finance costs	—		1	(183)	—	—	—	—	7	(175)	(175)

Loss before tax	(27)		(101)	—	91	2	(1)	(1)	7	(3)	(30)
Tax	48		—	—	—	—	—	—	—	—	48

Profit after tax	21		(101)	—	91	2	(1)	(1)	7	(3)	18
Profit for the period from Discontinued Operations	—		103	—	(2)	—	—	—	—	101	101

Profit for the period	21		2	—	89	2	(1)	(1)	7	98	119

Basic earnings per share	10.3	p									58.2	p
Diluted earnings per share	9.7	p									54.9	p

Notes:

The adjustments recorded above for the year ended 31 March 2005 arise on the application of the following accounting standards:

(1)
IFRS 3, Business Combinations (Goodwill)

(2)
IAS 38, Intangible Assets

(3)
IFRS 2, Share-based Payments

(4)
IAS 19, Employee Benefits

(5)
IAS 39, Financial Instruments

*
The Group's UK GAAP financial statements have been reformatted to conform to the requirements of IAS 1, Presentation of Financial Statements.

PART SEVEN:

FURTHER INFORMATION ON HOLMAR AND HOLMAR ACQUISITION

1.     Directors

The directors of Holmar are as follows:

(A)
Robert Kauffman

(B)
Jon Ashley

(C)
Greg Share

Jon Ashley is also the secretary of Holmar.

The directors of Holmar Acquisition are as follows:

(A)
Robert Kauffman

(B)
Randal Nardone

(C)
Greg Share

2.     Incorporation and share capital

Holmar is a private limited company incorporated in England and Wales on 4 May 2006 with registered number 05806195. The authorised share capital of Holmar as at 22 June 2006, being the latest date practicable prior to the posting of this document, was £1,000 divided into 1,000 ordinary shares of £1 each, of which one share has been issued and is held by Holmar Acquisition.

Holmar Acquisition is a limited company incorporated in the Cayman Islands on 2 May 2006. The authorised share capital of Holmar Acquisition as at 22 June 2006, being the latest date practicable prior to the posting of this document, was $50,000 divided into 50,000 ordinary shares of $1 each, of which one share has been issued and is held by Fortress Investment Fund IV (Fund A) L.P., a private equity fund advised by Fortress Investment Group.

3.     Registered offices

The registered office of Holmar is 40 Bank Street, Canary Wharf, London E14 5DS.

The registered office of Holmar Acquisition is PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

4.     Business

Other than in connection with the Acquisition and the Warrant Proposal, neither Holmar nor Holmar Acquisition has carried on any business prior to the date of this document.

5.     Financing

The consideration payable by Holmar to telent Shareholders under the terms of the Scheme will be financed out of cash resources being made available to Holmar pursuant to investments to be made by private equity funds advised by Fortress Investment Group.

Pursuant to the Investment Agreement (as more particularly described in paragraph 8.2(C) of Part Eight of this document) and conditional on the Scheme becoming effective, certain private equity funds advised by Fortress Investment Group are obliged to subscribe for ordinary shares in the capital of Holmar Acquisition. In addition, subject to the terms set out in the Investment Agreement and conditional on the Scheme becoming effective, Holmar Acquisition is obliged to subscribe for ordinary shares and loan notes to be issued by Holmar. These subscriptions to be made by private equity funds advised by Fortress Investment Group and by Holmar Acquisition are, respectively, sufficient to satisfy the amount of the cash consideration payable by Holmar to telent Shareholders under the terms of the Scheme and the amount of cash consideration payable to Warrantholders under the terms of the Warrant Proposal. Once received by Holmar, the funds provided by such subscriptions will be used to finance the consideration payable to telent Shareholders under the terms of the Scheme and the consideration payable to Warrantholders under the terms of the Warrant Proposal.

PART EIGHT:

ADDITIONAL INFORMATION ON TELENT AND HOLMAR

1.     Responsibility

1.1
The Holmar Directors, whose names are set out in paragraph 2.2 below and the directors of Holmar Acquisition whose names are set out in paragraph 2.3 below (collectively with the Holmar Directors, the "Fortress Executives"), accept responsibility for the information contained in this document except for:

(A)
the information relating to the telent Directors, whose names are set out in paragraph 2.1 below, and members of their immediate families, related trusts and any persons connected with them (within the meaning of section 346 of the Act); and

(B)
the information relating to telent, each other member of the telent Group and any connected persons and any associates of any of them (including Morgan Stanley, Lazard and JPMorgan Cazenove),

  (such information being the "telent Information").

  To the best of the knowledge and belief of the Fortress Executives (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2
The telent Directors accept responsibility for the telent Information. To the best of the knowledge and belief of the telent Directors (who have taken all reasonable care to ensure that such is the case) the telent Information is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.     Directors

2.1
The telent Directors and their respective positions are:

  J F Devaney (Chairman)
  M W J Parton   (Chief Executive Officer)
  P S Binning   (Chief Financial Officer)
  M K Atkinson   (Non-executive director)
  K R Flaherty   (Non-executive director)
  P C F Hickson   (Non-executive director)
  W K Koepf   (Non-executive director)
  D F McWilliams   (Non-executive director)

  The business address of each of the telent Directors is New Century Park, Coventry CV3 1HJ, which is also the registered address of telent.

  The company secretary of telent is Mary Skelly.

2.2
The Holmar Directors are:

  R I Kauffman (Chairman)
  J Ashley
  G M Share

  The business address of each of the Holmar Directors is 40 Bank Street, Canary Wharf, London, E14 5DS, which is also the registered address of Holmar.

  The company secretary of Holmar is Jon Ashley.

2.3
The directors of Holmar Acquisition are:

  R I Kauffman
  R Nardone
  G M Share

3.     Interests in relevant securities of telent

3.1
As at 22 June 2006 (the latest practicable date prior to the publication of this document), the interests of the telent Directors, their families and persons connected with such directors within the meaning of section 346 of the Act, in the share capital of telent, in the case of the telent Directors and their families, as required to be notified to telent pursuant to sections 324 and 328 of the Act or required by section 325 of the Act to be entered in the register referred to therein and, in the case of persons connected with the telent Directors, as would be required to be so notified or entered in such register if such connected person were a telent Director and the interest of that connected person were known to or could with reasonable diligence be ascertained by that telent Director are as follows:

Name	Number of telent Shares	Number of telent Warrants
J F Devaney	—	—
M W J Parton	12	2,287
P S Binning	2,857	—
M K Atkinson	—	—
K R Flaherty	480	—
P C F Hickson	845	—
W K Koepf	—	—
D F McWilliams	—	—
3.2
The telent Directors had outstanding the following interests in options over telent Shares under the terms of the telent Share Option Schemes as at 22 June 2006 (the last practicable date prior to the publication of this document):

Name	Date of grant	Number of telent Shares	Exercise price per exercise	Exercise period
J F Devaney	24.06.03	264,000	£1.00	May 04 - May 13
M W J Parton	24.06.03	1,540,000	£1.00	May 04 - May 13
P S Binning	13.02.04	680,000	£1.00	Oct 04 - Oct 13

  The options and awards referred to above were granted for no monetary consideration.

3.3
As at 22 June 2006 (the latest practicable date prior to the publication of this document) the following persons falling within the categories specified in paragraphs (a), (b) and (d) of the definition of "associate" in paragraph 5.9(i) below in relation to telent (but excluding exempt principal traders and exempt fund managers) owned or controlled the following relevant securities of telent:

Name	Number of telent Shares	Number of Warrants
Marconi Employee Trust	123	21,563
GEC Employee Share Trust	116	20,279
Morgan Stanley Gestion SGIIC	4	2,665
Associated Automation Limited	—	25
Associated Electrical Industries Limited	—	489
Combined Electrical Manufacturers Limited	—	17
M (Elliott Automation) Limited	—	259
Allard Way (Holdings) Limited	—	7
telent Enterprise Limited	—	194
RSH Realisations Limited	—	52

  As at 22 June 2006 (the latest practicable date prior to the publication of this document), Morgan Stanley Securities Limited, being a person falling within the category specified in paragraph (b) of the definition of "associate" in paragraph 5.9(i) below in relation to telent (but excluding exempt principal traders and exempt fund managers), held short positions in relation to 80,701 telent Shares.

3.4
As at 22 June 2006 (the latest practicable date prior to the publication of this document), the following members of Fortress Investment Group held the following relevant securities of telent:

Name	Number of telent Shares	Number of Warrants
FIF III Holmar A Ltd.	346,600	—
FIF III Holmar B Ltd	296,349	—
FIF III Holmar C Ltd	61,969	—
FIF III Holmar D Ltd	142,232	—
FIF III Holmar E Ltd	9,990	—

  The five entities referred to above are owned by limited partnerships formed in Delaware, US, and the Cayman Islands which are managed and advised by Fortress Investment Group. Certain officers and owners of Fortress Investment Group, including Randal Nardone (a director of Holmar Acquisition) and Robert Kauffmann (also a director of Holmar Acquisition and a director and the chairman of Holmar), who are both members of Fortress Investment Group's investment committee which has approved the involvement of private equity funds advised by Fortress Investment Group in the Acquisition, are also limited partners of certain of these limited partnerships. Whilst these persons have an interest in the assets which these limited partnerships own or control, including the shareholdings referred to above, they do not have any direct control over such assets in their capacity as limited partners.

3.5
As at 22 June 2006 (the latest practicable date prior to the publication of this document), Holmar is interested in 4,191 telent Shares and 1,662 Warrants by reason of the irrevocable undertakings, further details of which are set out in paragraph 13 of Part One of this document.

4.     Dealings in relevant securities of telent

  The following dealings for value in relevant securities of telent by Holmar have taken place during the Disclosure Period:

Name	Date	Nature of transaction	Number of shares		Price per share
FIF III Holmar A Ltd	12.12.05	Buy	1,213,103	(1)	£3.80543
FIF III Holmar B Ltd	12.12.05	Buy	1,037,223	(2)	£3.80543
FIF III Holmar C Ltd	12.12.05	Buy	216,892	(3)	£3.80543
FIF III Holmar D Ltd	12.12.05	Buy	497,814	(4)	£3.80543
FIF III Holmar E Ltd	12.12.05	Buy	34,968	(5)	£3.80543

  (1)
  Following the 2 for 7 consolidation of telent Shares on 27 March 2006, this holding was consolidated into 346,600 telent Shares.

  (2)
  Following the 2 for 7 consolidation of telent Shares on 27 March 2006, this holding was consolidated into 296,349 telent Shares.

  (3)
  Following the 2 for 7 consolidation of telent Shares on 27 March 2006, this holding was consolidated into 61,969 telent Shares.

  (4)
  Following the 2 for 7 consolidation of telent Shares on 27 March 2006, this holding was consolidated into 142,232 telent Shares.

  (5)
  Following the 2 for 7 consolidation of telent Shares on 27 March 2006, this holding was consolidated into 9,990 telent Shares.

5.     Shareholdings and dealings—general

5.1
Save as disclosed in paragraphs 3 and 4 above, as at 22 June 2006, being the last practicable date prior to the publication of this document, neither Holmar nor any member of Fortress Investment Group nor any of the Holmar Directors nor any member of their immediate families or related trusts nor any person acting or deemed to be acting in concert with Holmar owned, controlled or was interested, directly or indirectly, in, or had a right to subscribe for, any relevant securities of telent or held any short positions (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, nor has any such person dealt for value therein during the Disclosure Period.

5.2
Save as disclosed in paragraphs 3 and 4 above, as at 22 June 2006, being the last practicable date prior to the publication of this document, neither telent nor any of its subsidiaries nor any of the telent Directors nor any member of their immediate families or related trusts owned, controlled or was interested, directly or indirectly, in, or had a right to subscribe for, any relevant securities of telent nor has any such person dealt for value in any relevant securities of telent or held any short positions (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, nor had any such person dealt for value therein between the start of the Offer Period and 22 June 2006 (being the last practicable date prior to the publication of this document) and no associate, nor any pension fund of telent or of any company which is an associate, nor any connected adviser or any person controlling, controlled by or under the same control as any such adviser (except for an exempt principal trader or an exempt fund manager) had an interest in or a right to subscribe for, or any short position in relation to, relevant securities of telent, has engaged in any dealing in relevant securities of telent between the start of the Offer Period and 22 June 2006 (being the last practicable date prior to the publication of this document) or had any short position in, was party to any agreement to sell, or subject to any delivery obligation in respect of, or had the right to require another person to purchase or take delivery of, relevant securities of telent.

5.3
Save as disclosed herein, as at 22 June 2006, being the last practicable date prior to the publication of this document, no persons have given any irrevocable or other commitment to vote in favour of the Scheme or the resolution to be proposed at the EGM.

5.4
Save as disclosed herein, none of (i) Holmar or any person acting or presumed to be acting in concert with Holmar for the purposes of the Acquisition, or (ii) telent or any associate of telent, has any arrangement of the kind referred to in Note 6(b) on Rule 8 of the City Code in relation to relevant securities of telent. For the purposes of this part of the document, "arrangement" includes an indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature which may be an inducement to deal or refrain from dealing.

5.5
Save as disclosed herein, as at 22 June 2006, being the last practicable date prior to the publication of this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between Holmar or any person acting or presumed to be acting in concert with it and any of the telent Directors or the recent directors, shareholders or recent shareholders of telent having any connection with or dependence upon or which is conditional upon the Acquisition.

5.6
There is no agreement, arrangement or understanding whereby the beneficial ownership of any telent Shares to be acquired by Holmar pursuant to the Scheme will be transferred to any other person save that Holmar reserves the right to transfer any such shares to any other member of Fortress Investment Group after the Effective Date.

5.7
No relevant securities of telent have been redeemed or purchased by telent during the Disclosure Period.

5.8
Neither Holmar nor any person acting or presumed to be acting in concert with it has borrowed or lent any relevant securities of telent, save for any borrowed shares which have been either on-lent or sold during the Disclosure Period.

5.9
References in this paragraph 5 to:

(i)
an "associate" are to:

(a)
Holmar's or telent's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status);

(b)
banks, financial and other professional advisers (including stockbrokers) to Holmar, telent or a company covered in (a) above, including persons controlling, controlled by or under the same control as such banks or financial or other professional advisers;

(c)
the directors of telent, Holmar and the directors of any company covered in (a) above (together, in each case, with their close relatives and related trusts);

    (d)
    the pension funds of Holmar, telent or any company covered in (a) above;

    (e)
    any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

    (f)
    an employee benefit trust of Holmar, telent or any company covered in (a) above; and

    (g)
    a company having a material trading arrangement with Holmar or telent.

  (ii)
  a "bank" do not apply to a bank whose sole relationship with telent, or a company covered in (i)(a) above, is the provision of normal commercial banking services or such activities in connection with the Acquisition as handling acceptances and other registration work;

  (iii)
  ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and "control" means a holding or aggregate holdings of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding gives de facto control; and

  (iv)
  "relevant securities" include references to:

  (a)
  securities of telent which are being offered for or which carry voting rights;

  (b)
  equity share capital of telent;

  (c)
  securities of telent carrying conversion or subscription rights into any of the foregoing; and

  (d)
  options in respect of, and derivatives referenced to, any of the foregoing.

6.     telent Directors' service contracts and letters of appointment

6.1
The details of the service contracts of the executive directors of telent are summarised as follows:

(i)
J F Devaney was appointed by the Company as Chairman with effect from 16 December 2002. Mr. Devaney receives a salary of £350,000 per annum which is subject to annual review. He has standard membership of the UK Pension Plan. He receives a car allowance, private medical insurance and life assurance.

    Mr. Devaney's employment is terminable by either party giving three months' notice and terminates automatically on Mr. Devaney's 65th birthday. There are no clauses in his service agreement relating to pay in lieu of notice.

    The Company has agreed with Mr. Devaney that his employment will terminate on the Effective Date. Mr. Devaney will receive a termination payment of £114,020 and his options under the Senior Management Share Option Plan will remain exercisable, to the extent that the relevant financial performance conditions are satisfied. These terms are in full and final settlement of all and any claims which he may have against the Company.

  (ii)
  M W J Parton was appointed by the Company as Chief Executive Officer with effect from 19 May 2003. Mr. Parton receives a salary of £525,000 per annum which is subject to annual review. He has standard membership of the UK Pension Plan plus a defined contribution FURBS, in respect of which the Company pays 35 per cent. of his basic salary (under the rules of the FURBS put in place at the time it was established Mr. Parton may determine the proportion of this which is paid to the FURBS and to him respectively). He receives a car allowance, private medical insurance and life assurance.

    Mr. Parton's employment is terminable by the Company giving 12 months' notice or by Mr. Parton giving 6 months' notice and terminates automatically on Mr. Parton's 62nd birthday. The service agreement also permits the Company to make a payment in lieu of notice. The amount of any such payment is at the reasonable discretion of the telent Remuneration Committee, which is to consider the relationship between the telent Group's and Mr. Parton's performances. The maximum amount which the telent Remuneration Committee may determine shall not exceed the aggregate of the following sums (being pro rata to the notice period or unexpired balance of it):

    (a)
    basic salary;

    (b)
    166 per cent. of the cash equivalent transfer value of pension benefits (net of tax) which would have accrued for him in the UK Pension Plan;

    (c)
    100 per cent. of the aggregate contributions (gross) which would have been paid into his FURBS; and

    (d)
    the cost (to the Company) of providing benefits (other than bonus, pension and incentive entitlements), which cost the Company may set at 10 per cent. of his basic salary.

    This amount would also be payable to Mr. Parton if certain circumstances arise in the 12 months following a change of control of the Company, including (i) the Company terminating his employment, other than for cause, or (ii) Mr. Parton terminating his employment, in such circumstances, following a material reduction in the scope of his responsibilities or in his remuneration and benefits, or (iii) Mr. Parton ceasing to be a telent Director other than by voluntary resignation.

    Following completion of the disposal to Ericsson in January 2006, Mr. Parton continued in his role with telent although it was acknowledged that this role was significantly reduced by reason of that disposal and it was agreed that Mr. Parton's rights in this respect would not be affected by his remaining with telent.

    The Company has agreed with Mr. Parton that he will resign as a director and his employment will terminate on the Effective Date. Mr. Parton will receive a termination payment of £822,776 (calculated in accordance with the terms of his contract as summarised above) and his options under the Senior Management Share Option Plan will, to the extent relevant performance conditions have been satisfied, be exercisable. These terms are in full and final settlement of all and any claims which he may have against the Company.

  (iii)
  P S Binning was appointed by the Company as Chief Financial Officer with effect from 20 October 2003. Mr. Binning receives a salary of £325,000 per annum which is subject to annual review. He has standard membership of the UK Pension Plan plus a defined contribution FURBS, in respect of which the Company pays 25 per cent. of his basic salary (under the rules of the FURBS put in place at the time it was established Mr. Binning may determine the proportion of this which is paid to the FURBS and to him respectively). He receives a car allowance, private medical insurance and life assurance.

    Mr. Binning's employment is terminable by the Company giving 12 months' notice or by Mr. Binning giving 6 months' notice and terminates automatically on his 62nd birthday. The agreement also permits the Company to make a payment in lieu of notice, which entitles him to the following payment, pro rata to the notice period or unexpired balance of it, should the Company terminate his service agreement without giving 12 months' notice:

    (a)
    basic salary;

    (b)
    166 per cent. of the cash equivalent transfer value of pension benefits (net of tax) which would have accrued for him in the UK Pension Plan;

    (c)
    100 per cent. of the aggregate contributions (gross) which would have been paid into his FURBS; and

    (d)
    the cost (to the Company) of providing benefits (other than bonus, pension and incentive entitlements), which cost the Company may set at 10 per cent. of his basic salary.

    This amount would also be payable to Mr. Binning if certain circumstances arise in the 12 months following a change of control of the Company, including (i) the Company terminating his employment, other than for cause, or (ii) Mr. Binning terminating his employment, in such circumstances, following a material reduction in the scope of his responsibilities or in his remuneration and benefits, or (iii) Mr. Binning ceasing to be a telent Director other than by voluntary resignation.

    Following completion of the disposal to Ericsson in January 2006, Mr. Binning continued in his role with telent although it was acknowledged that this role was significantly reduced by reason of that disposal and it was agreed that Mr. Binning's rights in this respect would not be affected by his remaining with telent.

    The Company has agreed with Mr. Binning that he will resign as a director and his employment will terminate on the Effective Date. Mr. Binning will receive a termination payment of £481,394 (calculated in accordance with the terms of his contract as summarised above) and his options under the Senior Management Share Option Plan will, to the extent relevant performance conditions have been satisfied, be exercisable. These terms are in full and final settlement of all and any claims which he may have against the Company.

6.2
The non-executive directors of telent do not have service contracts but instead each has a letter of appointment setting out the terms and conditions of their appointment. Details of the letters of appointment are summarised as set out below.

  M K Atkinson was appointed as a non-executive director of the Company on 16 December 2002 for an initial period of three years, which was subsequently extended by one year. Mr. Atkinson receives remuneration of £75,000 per annum.

  K R Flaherty was appointed as a non-executive director of the Company on 19 May 2003 for an initial period of three years, which was subsequently extended by six months. Mrs. Flaherty receives remuneration of £45,000 per annum.

  P C F Hickson was appointed as a non-executive director of the Company on 6 May 2004 for an initial period of three years. Mr. Hickson receives remuneration of £55,000 per annum.

  W K Koepf was appointed as a non-executive director of the Company on 16 December 2002 for an initial period of three years, which was subsequently extended by one year, for which he receives remuneration of £48,000 per annum. Mr. Koepf was also appointed as chairman of the supervisory boards of two subsidiary companies of the Company in Germany in January 2003, for which he receives €10,000 per annum, in respect of each appointment, based on 8 days service per annum, plus a further €2,500 for each additional day served in any year.

  D F McWilliams was appointed as a non-executive director of the Company on 9 September 2003 for an initial period of three years. Mr. McWilliams receives remuneration of £45,000 per annum.

  The non-executive directors are also paid advance fees, which, by agreement with the non-executive directors, are specifically used to purchase telent Shares. These fees are paid in advance for each of the corresponding years of their appointment as follows:

Name	Year 1	Year 2	Year 3
M K Atkinson	£100,000	£30,000	£30,000
K R Flaherty	£30,000	£30,000	£30,000
P C F Hickson	£30,000	£30,000	—
W K Koepf	£100,000	£30,000	£30,000
D F McWilliams	£30,000	£30,000	£30,000

  The year 2 advance fee for Mr. Hickson and year 3 advance fees for Mrs. Flaherty and Mr. McWilliams have not been paid. It has been agreed that these fees shall be settled by a cash payment to each director.

  The non-executive directors must hold the telent Shares purchased in year one for three years from the date of their appointment and those purchased in years two and three for one year from the respective purchase dates. If an appointment is terminated for any reason during any year, for which an advance fee has been paid, the director concerned is obliged to repay the advance fee for that year, less an amount pro rata to the time served during the year. The Chairman has discretion to waive the holding periods if he considers there to be a valid reason to justify this and exercised this discretion in November 2005.

  The Board has resolved that, under the authority of the articles of association of the Company, each of the non-executive directors will be paid an additional payment equivalent to three months fees for extra services rendered to the Company during the last 12 months.

  No bonus or pension is paid to the non-executive directors.

6.3
Save as set out in this document, the effect of the Scheme on the interests of the telent Directors does not differ from its effect on the like interests of any other holder of Scheme Shares.

6.4
Save as set out in this document, there are no service contracts between any telent Director or proposed director of telent and any member of the telent Group and, save as disclosed in this document, no such contract has been entered into or amended within the six months preceding the date of this document.

7.     Market quotations

  The following table shows the closing middle market prices for telent Shares as derived from the Official List for (i) the first dealing day of each of the six months immediately prior to the date of this document, (ii) for 24 May 2006 (being the last Business Day prior to the commencement of the Offer Period) and (iii) for 22 June 2006 (being the last practicable date prior to the publication of this document):

Date	Price
3 January 2006	382.50 pence(1)
1 February 2006	401.50 pence(2)
1 March 2006	400.25 pence(3)
3 April 2006	519.75 pence
2 May 2006	504.25 pence
24 May 2006	467.50 pence
1 June 2006	512.75 pence
22 June 2006	520.50 pence

  (1)
  Or 376.25 as adjusted for the 275 pence per share special dividend payment and the 2 for 7 consolidation of telent Shares on 27 March 2006.

  (2)
  Or 442.75 as adjusted for the 275 pence per share special dividend payment and the 2 for 7 consolidation of telent Shares on 27 March 2006.

  (3)
  Or 438.38 as adjusted for the 275 pence per share special dividend payment and the 2 for 7 consolidation of telent Shares on 27 March 2006.

8.     Material contracts

8.1
The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the telent Group during the period beginning on 25 May 2004 (being the date two years prior to the commencement of the Offer Period) and ending on 22 June 2006 (being the last practicable date prior to the publication of this document) and are or may be material:

(A)  CSC Master Services Agreement

  On 23 May 2003, the Company entered into a Master Services Agreement (the "MSA") with CSC International Systems Management Inc. ("CSC") for the outsourcing of certain IT services (including desktop, helpdesk, applications support and development, data centre and network services) of the telent Group (excluding the Middle East, Asia Pacific and Marconi Interactive Systems businesses). An amendment to the MSA was signed on 26 May 2004 following a "True-Up Process" (effectively a due diligence and data verification exercise). CSC has sub-contracted the network services to British Telecommunications plc ("BT"). telent transferred the associated IT and Network assets, employees and third party supply contracts to the groups of CSC and BT under asset transfer agreements of the same date as the MSA. Following the disposal of its telecommunications equipment and international services businesses to Ericsson, telent entered into an agreement with Ericsson and CSC for the partial novation of the MSA to Ericsson to the extent it related to the businesses purchased by Ericsson and for the amendment of the MSA as it relates to the telent business (the "telent MSA").

  The telent MSA expires on 31 May 2013 with prices set for each year of the agreement by service line. Prices are subject to annual indexation in accordance with agreed indices. telent has the ability to benchmark the prices (non-usage network prices from June 2007). Flexibility is built into the pricing model to deal with changes in telent's business, larger changes and changes to the scope/nature of the services are handled through a change control process.

  The telent MSA contains customary termination provisions and telent may terminate (all or any part of) the telent MSA for convenience on nine months' notice (subject to payment of early termination charges).

(B)  OPP Asset Purchase and Sale Agreement

  On 6 July 2004 telent and certain of its subsidiaries (namely, Marconi Communications, Inc., Marconi Intellectual Property (Ringfence) Inc., Marconi Communications Canada Inc., Marconi Communications de Mexico S.A. de C.V., Marconi Communications Exportel, S.A. de C.V.,

  Administrativa Marconi Communications S.A. de C.V., Marconi Polska SP ZOO, Marconi Columbia, S.A.) entered into an Asset Purchase and Sale Agreement to sell its Outside Plant, Power and Services Business and Test Systems Business to Emersub XCII, Inc., Emerson Electric Canada Limited, Emerson Mexico Corporate Services, S. de R.L. de C.V, and Emerson Electric Co., for a purchase price of US$406,000,000 of which US$375,000,000 was paid in cash with the remaining US$31,000,000 being satisfied by the assumption of debt by the purchaser. telent also agreed to indemnify the purchaser if telent breaches various warranties (including in respect of tax and environmental matters) which will, in general, expire by August, 2009. The transaction closed on 16 August 2004.

(C)  Performance Bonding Facility

  On 29 June 2005 Marconi Bonding Limited (now known as telent Bonding Limited) ("MBL"), as applicant, telent, HSBC Bank plc, as agent and security trustee, the original issuing banks named therein, the original banks named therein and the original indemnifying subsidiaries named therein entered into a Performance Bonding Facility relating to a £35,000,000 committed multicurrency revolving facility (the "Performance Bonding Facility"). The Performance Bonding Facility is used for the issuance of bonds, guarantees, letters of credit, indemnities or similar instruments at the request of MBL for the purpose of supporting, directly or indirectly, obligations of members of the telent Group to third parties for obligations incurred in the ordinary course of the telent Group's trade or business. Under a related security over cash agreement, MBL has granted, in favour of HSBC Bank plc, as security trustee, security over the accounts into which cash collateral deposits will be made in respect of bonds issued under the Performance Bonding Facility.

(D)  UK Pension Plan First Escrow Agreement

  Under a deed dated 24 October 2005 between telent and the Trustee, as amended by deeds dated 30 January 2006 and 27 March 2006, (the "UK Pension Plan First Escrow Deed"), telent agreed to make a contribution to the UK Pension Plan of £185,000,000 before any distribution to telent Shareholders arising from the disposal implemented pursuant to the Memorandum of Agreement. This contribution has now been made to the UK Pension Plan. Under the UK Pension Plan First Escrow Deed, telent also agreed to transfer £490,000,000 to a nominee to hold on trust for the benefit of telent before any distribution to telent Shareholders arising from the disposal implemented pursuant to the Memorandum of Agreement. The transfer has now been made to HSBC Bank Plc as an independent nominee who provides trustee or nominee services on a professional basis and is not associated or connected with telent. The nominee is required to invest the assets in escrow in permitted investments agreed between telent and the Trustee (initially comprising cash, gilts and corporate bonds which are rated at least AA or equivalent by Moody's, Standard & Poor's, Fitch or any other recognised rating agency) and in accordance with the permitted investment strategy agreed between telent and the Trustee, such strategy not to be wider than that which the Trustee would be permitted to follow if it held the assets as part of the UK Pension Plan assets. telent undertook to grant and has granted a first ranking fixed charge in favour of the Trustee for the benefit of the UK Pension Plan over all its claims, rights, title and interest in and to these assets in escrow, and, in addition, such rights and interests in and to any accounts opened by telent pursuant to a custodian agreement dated 27 March 2006. If any tax liability arises in relation to the assets held in escrow or any deductions for tax are made from any income paid to the nominee arising from such assets, telent will pay that tax out of its own resources.

  Assets may be transferred from the escrow arrangement to the UK Pension Plan in the following amounts on any of the following events:

  (i)
  if any annual valuation of the UK Pension Plan for the purpose of the levy for the Pension Protection Fund or for IAS 19 shows assets below 100 per cent. of the liabilities then the difference or the higher of the differences shall be paid from the escrow to the UK Pension Plan as part of a funding plan to be agreed between telent and the Trustee when that funding plan is agreed (neither party's agreement to be unreasonably withheld or delayed);

  (ii)
  a prior written agreement with telent (such agreement not to be unreasonably withheld or delayed if consistent with the UK Pension Plan First Escrow Deed) that an amount agreed by the Trustee and telent shall be paid;

  (iii)
  if certain insolvency and related events (including steps taken towards winding up in any jurisdiction, the enforcement of any charge or mortgage, any threat to cease to carry on business)

    occur in relation to telent then an amount will be paid, subject to the maximum amount of such assets, to ensure that the UK Pension Plan holds sufficient funds to meet the estimated cost of buying-out the liabilities of the UK Pension Plan with an insurance company together with an amount equal to any unpaid scheme expenses including PPF levies and the anticipated costs of such levies during the period of winding up;

  (iv)
  if certain insolvency and related events (including steps taken towards winding up in any jurisdiction, the enforcement of any charge or mortgage, any threat to cease to carry on business) occur in relation to either of the other participating companies in the UK Pension Plan (other than telent) then an amount equal to any debt due to the UK Pension Plan from that company under section 75 of the Pensions Act 1995 shall be paid;

  (v)
  on the occurrence of the following events payment of assets, subject to the maximum amount of such assets, to ensure that the UK Pension Plan holds sufficient funds to meet the estimated cost of buying-out the liabilities of the UK Pension Plan with an insurance company:

  (a)
  the winding up of the UK Pension Plan;

  (b)
  non-payment by telent of any sums in respect of tax on the assets in the escrow arrangement within six months of it becoming due; and

  (c)
  on the expiry of 80 years from the date when the escrow arrangement was established.

  (vi)
  payment of assets may be required under the terms of the charge on any of the following events:

  (a)
  non-compliance by telent with any term of the charge unless remedied (if capable of remedy);

  (b)
  misrepresentation in the charge by telent unless remedied (if capable of remedy);

  (c)
  it is or becomes unlawful for telent to perform its obligations under the charge;

  (d)
  the charge is not, or is alleged by telent not to be, effective in accordance with its terms;

  (e)
  telent repudiates, or evidences an intention to repudiate, the charge;

  (f)
  any events occur which in the Trustee's opinion have a material adverse effect on telent's ability to perform its obligations under the charge, on the validity or enforceability of the charge, or on any right or remedy of the Trustee under the charge.

  Assets may be released from the escrow to telent in the following amounts on any of the following events:

  (i)
  a prior written agreement with the Trustee (the Trustee to give due consideration to any such request by telent if consistent with the UK Pension Plan First Escrow Deed;

  (ii)
  if any annual valuation of the UK Pension Plan shows that the aggregate of the assets held by the UK Pension Plan and the current amount of the assets in escrow exceeds 105 per cent. of the estimated cost of buying-out the liabilities of the UK Pension Plan with an insurance company then an amount shall be paid such that the aggregate amount remaining in the UK Pension Plan and the escrow equals 105 per cent. of the buy-out liabilities; and

  (iii)
  if paragraphs (iii) or (v)(a), (b) or (c) above apply and the UK Pension Plan has been funded to equal the buy-out liabilities then any remaining assets shall be paid to telent.

(E)  Memorandum of Agreement

  On 25 October 2005, telent entered into the Memorandum of Agreement to govern the disposal by telent to Ericsson of all of the assets and liabilities of its telecommunications equipment and international services businesses, the telent Group's interests in certain joint venture companies and certain subsidiaries together with all of the intellectual property rights owned by the telent Group except to the extent retained under the Memorandum of Agreement (subject to a licence back to permit telent to use certain transferred intellectual property on a royalty free basis) for a consideration of approximately £1,200,000,000 (subject to certain post-completion adjustments), (the "Disposal"). The Memorandum of Agreement provided for the entering into of specific agreements necessary to effect the necessary transaction in each relevant jurisdiction substantially in the form of the pro forma master asset purchase agreement and master share purchase agreement appended thereto. Completion of the Memorandum of Agreement and of the majority of the transactions took place on 23 January 2006 and were effective from 1 January 2006.

  Subject to the terms of the Memorandum of Agreement, telent has agreed to indemnify Ericsson against any losses arising as a result of (i) liabilities which Ericsson assumes by operation of law which contractually Ericsson has not agreed to assume, and (ii) any delay or inability to obtain the release of any guarantee given by a member of its group which transfers to Ericsson to a counterparty in respect of an obligation to be performed by telent. The indemnities given by telent are without limit to time and are not subject to a maximum amount for which it is liable, although telent will not be liable under any indemnity to the extent that Ericsson is otherwise compensated for such loss. Pursuant to the Memorandum of Agreement, Ericsson and telent (and/or certain of their respective subsidiaries) entered into certain services agreements pursuant to which telent will provide certain services to Ericsson, and/or its subsidiaries and/or the disposed business.

(F)  GMT Equity Interest Transfer Agreement

  On 23 December 2005, Marconi Communications International Holdings Limited (now known as M Communications International Holdings Limited) ("MCIHL") entered into an Equity Interest Transfer Agreement to acquire the 27.5 per cent. equity interest in Guilin Marconi Telecom Limited not already owned by MCIHL from Guilin Optical Communications Engineering Co. Ltd for a total consideration of approximately 12,600,000 RMB together with a profit share payment of approximately 4,800,000 RMB. The agreement contains representations and warranties which are customary in such an agreement. Completion of the transaction took place on 28 March 2006. Following recapitalisation and payment of inter-company trade debt owed to other telent entities, MCIHL will sell its entire equity interest to a subsidiary of Ericsson in accordance with the terms of the Memorandum of Agreement.

(G)  SMTE Equity Interest Transfer Agreement

  On 20 January 2006, MCIHL entered into an Equity Interest Transfer Agreement to acquire the 40 per cent. equity interest in Shanghai Marconi Telecommunication Equipment Co Ltd not already owned by MCIHL from Shanghai Railway Communication Equipment Factory for a total consideration of approximately 15,500,000 RMB. The agreement contains representations and warranties which are customary in such an agreement. The transaction is conditional upon all necessary Chinese authority approvals being obtained. Following completion of the transaction (anticipated to be in June 2006), recapitalisation and payment of inter-company trade debt owed to other telent entities, MCIHL will sell its entire equity interest to a subsidiary of Ericsson in accordance with the terms of the Memorandum of Agreement.

(H)  MIS Payphones Asset Sale Agreement

  On 2 March 2006, MCL entered into an agreement for the sale of its payphones business to Teknowledge Group Ltd. Under the terms of the agreement, substantially all of the assets, liabilities, contracts and intellectual property of the payphones business formerly known as Marconi Interactive Systems or MIS was sold. The agreement contains warranties and indemnities which are customary in such an agreement and which are subject to certain limitations. An initial consideration of £250,000 in cash was payable with an additional deferred consideration, payable in cash over the following 12 months, of approximately £1,279,000, being the estimated value of the net assets at the completion date.

(I)   Costs Agreement

  On 28 February 2006, Fortress Investment Group and telent entered into a letter agreement under which telent agreed to pay to Fortress Investment Group £1,000,000 in consideration of Fortress Investment Group undertaking due diligence investigations in connection with the Acquisition.

(J)   UK Pension Plan Deed

  On 19 May 2006, the Trustee, telent and Holmar entered into a deed (the "UK Pension Plan Deed") under which, conditional on completion of the Acquisition occurring on or before 31 October 2006 and with effect from such completion:

  (a)
  the Trustee agreed to adopt a statement of funding principles covering the Trustee's policy for securing that the statutory funding objective is met, to remain in place for a period of nine years from 4 May 2006 in a form annexed to the UK Pension Plan Deed subject to review by the

    Trustee if there is a change of control of telent after the date of the statement, if the value of telent's business covenant falls below certain thresholds at specified times, or if legal or regulatory changes impact on or override specific aspects of the statement (in which case those and consequential aspects are to be reviewed);

  (b)
  the Trustee and telent agreed to enter into a contribution and escrow agreement for a period of nine years from 4 May 2006 in a form annexed to the UK Pension Plan Deed (the "Second Escrow") subject to review by the Trustee if there is a change of control of telent after the date of the Second Escrow, the value of telent's business covenant falls below certain thresholds at specified times or if legal or regulatory changes impact on or override specific aspects of the Second Escrow (in which case those and consequential aspects are to be reviewed);

  (c)
  the Trustee agreed to maintain (subject to review in specified circumstances) an investment policy including an agreement that return-seeking assets will comprise 20 per cent. of the market value of the combined assets of the UK Pension Plan and those assets held under the UK Pension Plan First Escrow Agreement (the "First Escrow") and the Second Escrow; and,

  (d)
  the Trustee agreed to enter into a deed in a form annexed to the UK Pension Plan Deed whereby it agreed not to exercise any powers to amend or close the UK Pension Plan that may have arisen or may arise in relation to the Acquisition under certain provisions of the UK Pension Plan.

  Under the terms of the Second Escrow, to be entered into conditionally as described above, telent agrees to make contributions to the Second Escrow in certain circumstances on and from 1 June 2009 and on each anniversary thereof where the assets of the UK Pension Plan and those held under the First Escrow and the Second Escrow are less than the value of the liabilities of the UK Pension Plan on a specified basis. The Second Escrow is to be in the custody of a custodian as nominee for telent, with telent's interest being subject to a first legal charge in favour of the Trustee in substantially the same form as was agreed in relation to the First Escrow as at 24 October 2005 (prior to the replacement of that form by deed of 27 March 2006) but amended to take into account the requirements of the Second Escrow and of the nominee under the terms of the custody agreement to be agreed. The terms of the Second Escrow also contain provisions for the reduction of telent's contributions to the Second Escrow where telent's value and cashflow exceed certain thresholds, for the release of funds under the Second Escrow to telent where the assets of the UK Pension Plan and the First Escrow and the Second Escrow exceed the value of the liabilities of the UK Pension Plan on a specified basis and for the release of funds from the Second Escrow to the UK Pension Plan or to telent according to a valuation on that basis at the expiry of the Second Escrow.

  Also under the UK Pension Plan Deed:

  (i)
  telent agreed to use its reasonable endeavours to procure the transfer of the share in the Trustee then held by a former director of the Trustee to Law Debenture Pension Trust Corporation plc;

  (ii)
  the Trustee undertook to support clearance applications to be made to the Pensions Regulator relating to the Acquisition; and,

  (iii)
  the parties agreed that the Trustee should issue a letter to members of the UK Pension Plan as soon as possible after announcement of the Acquisition.

(K)  UK Pension Plan Second Escrow Agreement

  On 24 May 2006, telent and the Trustee entered into an agreement in respect of the Second Escrow pursuant to the UK Pension Plan Deed. Under the terms of the UK Pension Plan Second Escrow Agreement, telent and the Trustee agreed, conditionally on completion of the Acquisition, further terms for the operation of the Second Escrow including terms as to the custody and investment of assets to be held under the Second Escrow, terms relating to the release to telent or to the UK Pension Plan of those assets and to the security to be granted by telent over the assets to be held under the Second Escrow.

(L)  Settlement Agreement

  On 24 May 2006, the Trustee and telent entered into a settlement agreement whereby conditional on Fortress Investment Group or an associated company making a public announcement of a firm intention to make an offer for telent for the purposes of Rule 2.5 of the City Code (a "Rule 2.5

  Announcement"), telent and the Trustee agree to the settlement of certain claims of the Trustee against telent in consideration of the payment by telent to the Trustee of £8,000,000.

(M) Merger Agreement

  On 20 June 2006, Holmar and telent entered into a merger agreement (the "Merger Agreement") which provides, inter alia, for the implementation of the Scheme (or, if applicable, the Offer) and contains certain assurances and confirmations between the parties, including with respect to the implementation of the Scheme and regarding the conduct of the business of the telent Group in the period prior the Effective Date. telent has also undertaken not to solicit any potential offerors. Under the Merger Agreement, telent has agreed to pay to Holmar Acquisition, the immediate holding company of Holmar, a fee of £2,416,749 (together with amounts in respect of any VAT which is fully recoverable by telent) in the following circumstances:

  (i)
  the telent Directors withdraw (or modify or qualify in a manner adverse to Holmar) their recommendation of the Acquisition or approve the announcement of, or recommend, a Takeover Proposal and the Scheme is not implemented or does not become effective; or

  (ii)
  prior to the Scheme becoming effective a Takeover Proposal is announced which becomes or is declared wholly unconditional or otherwise becomes effective or is completed; or

  (iii)
  the Scheme is not implemented or does not become effective as a result of certain actions of telent or the telent Directors relating to the implementation of the Scheme; or

  (iv)
  the Scheme is not implemented or does not become effective in circumstances where the Merger Agreement has been terminated by Holmar as a result of a material breach by telent of certain of its obligations under the Merger Agreement.

  The Merger Agreement may, subject to compliance with the City Code and the requirements of the Panel, be terminated in certain circumstances, including:

  (a)
  by Holmar or telent, if the Effective Date has not occurred on or before 30 September 2006 (or such later date as Holmar, telent and the Court may agree); or

  (b)
  by either Holmar or telent, if any Condition is not satisfied or becomes incapable of satisfaction; or

  (c)
  by either Holmar or telent, if at any time prior to the Effective Date the telent Directors withdraw (or modify in a manner adverse to Holmar) their approval or recommendation of the Acquisition or approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal; or

  (d)
  by Holmar, if telent is in material breach of certain of its obligations under the Merger Agreement.

8.2
The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by Holmar since its incorporation on 4 May 2006 and by Holmar Acquisition since its incorporation on 2 May 2006 and are or may be material:

(A)  Costs Agreement

  As described above at paragraph 8.1(I).

(B)  UK Pension Plan Deed

  As described above at paragraph 8.1(J).

(C)  Investment Agreement

  On 20 June 2006, Holmar, Holmar Acquisition and certain other members of Fortress Investment Group entered into an investment agreement (the "Investment Agreement") under which certain private equity funds advised by Fortress Investment Group are obliged to subscribe for ordinary shares in the capital of Holmar Acquisition. In addition, subject to the terms set out in the Investment Agreement, Holmar Acquisition is obliged to subscribe for ordinary shares and loan notes to be issued by Holmar. These subscriptions to be made by private equity funds advised by Fortress Investment Group and by Holmar Acquisition are, respectively, sufficient to satisfy the amount of the cash consideration payable by Holmar to telent Shareholders under the terms of the Scheme. Once received by Holmar, the Investment Agreement provides that the funds provided by such subscriptions will be used to finance the consideration payable to telent Shareholders under the terms of the Scheme. The Investment Agreement is conditional upon the Scheme becoming effective.

(D)  Merger Agreement

  As described above at paragraph 8.1(M).

9.     No material change

9.1
Save as disclosed in Part Six of this document, there has been no material change in the financial or trading position of telent since 31 March 2006, being the date to which the latest published unaudited preliminary results were drawn up.

9.2
The Fortress Executives are not aware of any material change in the financial or trading position of Holmar since 4 May 2006, being the date on which Holmar was incorporated.

10.   Cash confirmation

Goldman Sachs, financial adviser to Holmar, is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to Scheme Shareholders under the Scheme and the cash consideration payable to the Warrantholders under the Warrant Proposal.

11.   Sources and bases of information

11.1
The value of the Diluted Share Capital of telent is based upon 61,415,786 telent Shares in issue on 19 June 2006 and 3,969,200 telent Shares underlying options issued under the telent Share Option Schemes which have an exercise price of 529.5 pence or less (and takes into account the exercise price payable to telent in respect of such options) and excludes telent Shares which could fall to be issued on exercise of subscription rights under the Warrants or under unvested options which are expected to have lapsed prior to the completion of the Acquisition.

11.2
The closing price of a telent Share is the middle market price extracted from the Daily Official List for the relevant day.

11.3
The average closing price for a telent Share for the period from 25 October 2005 (being the date on which telent announced the disposal of its telecommunications equipment and international services businesses to Ericsson) to 24 May 2006, the last Business Day prior to the announcement of a possible offer by Holmar, and the premium of 23 per cent. over the average closing price of 430.5 pence per telent Share for the period from 25 October 2005 to 24 May 2006 referred to in this document, are based upon information sourced from the Daily Official List (adjusted for the 275 pence per share special dividend payment and the 2 for 7 share consolidation associated with the transaction with Ericsson).

11.4
Unless otherwise stated, the financial information relating to the telent Group has been extracted from the announcement on 25 May 2006 of telent's unaudited preliminary results for the financial year ended 31 March 2006.

11.5
Holmar is a newly incorporated company and as such has not been required to compile audited statutory accounts to date.

12.   Consents

Each of Morgan Stanley, Lazard and Goldman Sachs has given and not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which they are included.

13.   Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on Monday to Friday of each week (public holidays excepted) up to and including the Effective Date at the registered office of telent being New Century Park, Coventry CV3 1HJ and at the office of Slaughter and May, One Bunhill Row, London EC1Y 8YY:

  (A)
  this document, the Forms of Proxy and the Forms of Direction;

  (B)
  the memorandum and articles of association of telent;

  (C)
  the memorandum and articles of association of Holmar;

  (D)
  a draft of the articles of association of telent as proposed to be amended at the EGM;

  (E)
  the preliminary results of telent for the 12 months ended 31 March 2006;

  (F)
  the service agreements and letters of appointment of the telent Directors referred to in paragraph 6 above;

  (G)
  the written consents referred to in paragraph 12 above;

  (H)
  the material contracts referred to in paragraph 8 above; and

  (I)
  the undertakings referred to in paragraph 13 of Part One.

PART NINE:

DEFINITIONS

"Act" or "Companies Act"	the Companies Act 1985, as amended
"Acquisition"	the proposed acquisition by Holmar of telent by means of the Scheme or, should Holmar so elect, by means of the Offer
"Affiliate"
in relation to a party, any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the party, and for these purposes a party shall be deemed to control a person if such party owns, directly or indirectly, 50 per cent. or more of the voting rights of such person
"Board"	the board of directors of telent or Holmar, as the context may require
"Business Day"	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in the City of London
"Capital Reduction"	the proposed reduction of the capital of telent in connection with the Scheme
"certificated" or "in certificated form"	a share or other security which is not in uncertificated form (that is, not in CREST)
"City Code"	the City Code on Takeovers and Mergers
"closing price"	the closing middle-market quotation of a telent Share as derived from the Daily Official List on any particular day
"Conditions"	the conditions to the Acquisition, which are set out in Part Three of this document
"Court"	the High Court of Justice in England and Wales
"Court Meeting"
the meeting or meetings of the Independent Scheme Shareholders convened by direction of the Court pursuant to section 425 of the Act, to consider and, if thought fit, approve the Scheme (with or without amendment), including any adjournment or postponement thereof, notice of which is set out in Part Ten of this document
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)
"CRESTCo"	CRESTCo Limited
"Daily Official List"	the Daily Official List of the London Stock Exchange
"Deed Poll"	the instrument by way of a deed poll dated 16 May 2003 and executed by the Company under which the Warrants are constituted
"Diluted Share Capital"	the total number of issued telent Shares plus the number of telent Shares underlying options issued under the telent Share Option Schemes which have an exercise price of 529.5 pence or less
"Disclosure Period"
the period commencing on 25 May 2005 (being the date 12 months prior to the commencement of the Offer Period) and ending on 22 June 2006 (being the last practicable date prior to the publication of this document)

"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms
"EGM" or "Extraordinary General Meeting"	the extraordinary general meeting of telent Shareholders convened by the notice set out in Part Eleven of this document, including any adjournment thereof
"Ericsson"	Telefonaktiebolaget LM Ericsson (publ)
"Exchange Act"	the US Securities Exchange Act of 1934, as amended
"Excluded Shares"	any telent Shares registered in the name of, or beneficially owned by, Holmar
"Explanatory Statement"	this document and, in particular, Part Two of this document, which has been prepared in accordance with section 426 of the Act
"Form of Direction"
either or both of the white form of direction for use in connection with the Court Meeting and the pink form of direction for use in connection with the EGM by persons beneficially interested in telent Shares held by Computershare Company Nominees Limited which accompany this document, as applicable, and "Forms of Direction" shall be construed accordingly
"Form of Proxy"
either or both of the blue form of proxy for use at the Court Meeting and the yellow form of proxy for use at the EGM for use by telent Shareholders which accompany this document, as applicable, and "Forms of Proxy" shall be construed accordingly
"Fortress Investment Group"
Fortress Investment Group LLC, a Delaware Limited Liability Company whose principal place of business is at 1345 Avenue of the Americas, New York, NY 10105, US and, where the context so requires, its Affiliates
"FURBS"	funded unapproved retirement benefit scheme(s)
"Goldman Sachs"	Goldman Sachs International
"Hearing"	the hearing by the Court of the petition to sanction the Scheme and to confirm the Capital Reduction
"Hearing Date"	the date of the Hearing
"holder"	a registered holder and includes any person(s) entitled by transmission
"Holmar"
Holmar Holdings Limited, a private company limited by shares incorporated in England and Wales with registered number 05806195 whose registered office is at 40 Bank Street, Canary Wharf, London E14 5DS
"Holmar Acquisition"
Holmar Acquisition Ltd., the immediate holding company of Holmar and a limited company incorporated in the Cayman Islands whose registered office is at PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands
"Holmar Directors"	the persons whose names are set out in paragraph 2.2 of Part Eight of this document or, where the context so requires, the directors of Holmar from time to time
"Independent Scheme Shareholders"	the holders of the Independent Scheme Shares

"Independent Scheme Shares"
the Scheme Shares other than those Scheme Shares registered in the names of FIF III Holmar A Ltd., FIF III Holmar B Ltd., FIF III Holmar C Ltd., FIF III Holmar D Ltd. and FIF III Holmar E Ltd. or otherwise registered in the name of, or beneficially owned by, any other member of Fortress Investment Group
"Investment Agreement"	has the meaning given to it in paragraph 8.2(C) of Part Eight of this document
"JPMorgan Cazenove"	JPMorgan Cazenove Limited
"Lazard"	Lazard & Co., Limited
"Listing Rules"	the listing rules of the UK Listing Authority
"London Stock Exchange"	London Stock Exchange plc
"Meetings"	the Court Meeting and the EGM and "Meeting" shall be construed accordingly
"Memorandum of Agreement" or "MOA"	the Memorandum of Agreement between Ericsson and the Company dated 25 October 2005, a summary of which is set out in paragraph 8.1(E) of Part Eight of this document
"Merger Agreement"	has the meaning given to it in paragraph 8.1(M) of Part Eight of this document
"Morgan Stanley"	Morgan Stanley & Co. Limited
"New telent Shares"	the ordinary shares of 87.5 pence each in the capital of telent to be issued credited as fully paid up to Holmar pursuant to the Scheme
"Offer"
should Holmar elect to effect the Acquisition by way of a takeover offer, the offer to be made by Goldman Sachs for and on behalf of Holmar for all of the telent Shares (other than the telent Shares already owned by Holmar and its associates (such term being construed in accordance with section 430E(4)(a) to (d) (inclusive) of the Act)) on the terms and subject to the conditions to be set out in the Offer Document and the related form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof
"Offer Document"	the document which would be despatched to, amongst others, holders of telent Shares pursuant to which the Offer, if any, would be made
"Offer Period"	the period commencing on 25 May 2006 and ending on the Effective Date, or such other date as the Panel may decide
"Official List"	the Official List of the UK Listing Authority
"Order"	the order of the Court sanctioning the Scheme under section 425 of the Act and confirming the Capital Reduction under section 137 of the Act
"Order Date"	the date on which the Order is made or, if later, the date on which the Order is expressed to take effect
"Overseas Persons"	Scheme Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the UK
"Panel"	the Panel on Takeovers and Mergers
"Registrar"	Computershare Investors Services PLC
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755)

"Regulatory Information Service"	any of the services set out in schedule 12 to the Listing Rules from time to time
"Relevant Holders"	the holders of Scheme Shares whose names appear in the register of members of telent at the Scheme Record Time
"Scheme" or "Scheme of Arrangement"
the proposed scheme of arrangement under section 425 of the Act between telent and holders of Scheme Shares to effect the Acquisition, as set out in Part Four of this document, with or subject to any modification, addition or condition approved or imposed by the Court
"Scheme Document"
this circular dated 26 June 2006 addressed to telent Shareholders containing and setting out, amongst other things, the terms and conditions of the Scheme, certain information about telent, Holmar and Fortress Investment Group, the notices convening the Meetings and an explanatory statement in compliance with section 426 of the Act
"Scheme Record Time"	6.00 p.m. on the Business Day before the Effective Date
"Scheme Shareholders"	the holders of Scheme Shares, and "Scheme Shareholder" shall be construed accordingly
"Scheme Shares"	(i) the telent Shares in issue at the date of this document;
(ii) any telent Shares issued after the date of this document and prior to the Voting Record Time; and

(iii) any telent Shares issued at or after the Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Scheme, or shall by such time have agreed in writing to be bound by the Scheme, in each case including the telent Shares registered in the names of FIF III Holmar A Ltd., FIF III Holmar B Ltd., FIF III Holmar C Ltd., FIF III Holmar D Ltd. and FIF III Holmar E Ltd. or otherwise registered in the name of, or beneficially owned by, any other member of Fortress Investment Group but excluding the Excluded Shares
"SEC"	the US Securities and Exchange Commission
"subsidiary"	has the meaning given in section 736 of the Act
"subsidiary undertaking"	has the meaning given in section 258 of the Act
"Takeover Proposal"
any proposal or offer by any third party (other than a proposal or offer by or on behalf of Holmar, any Affiliate of Holmar or any person acting in concert with Holmar (as such term is defined in the City Code)) for 50 per cent. or more of the voting share capital of telent whether by offer, merger, scheme of arrangement or other means and any partnership, joint venture or other business combination involving a change of control of telent, or contribution, disposal or acquisition of 50 per cent. or more of the assets, businesses, revenues or undertaking of telent and its subsidiaries or other similar transaction that is inconsistent with the implementation of the Acquisition
"telent" or "Company"
telent plc (formerly known as Marconi Corporation plc), a public limited company incorporated in England and Wales with registered number 67307 whose registered address is at New Century Park, PO Box 53, Coventry CV3 1HJ

"telent Circular"
the circular to telent Shareholders dated 25 November 2005 in connection with, amongst other things, the sale by telent of its telecommunications equipment and international services businesses to Ericsson
"telent Directors" or "telent Board"	the persons whose names are set out in paragraph 2.1 of Part Eight of this document or, where the context so requires, the directors of telent from time to time
"telent Group"	telent and its subsidiaries
"telent Remuneration Committee"
the Company's Remuneration Committee comprising P C F Hickson (Chairman), M K Atkinson, K R Flaherty, W K Koepf and D F McWilliams which determines, on behalf of the telent Board, the broad framework for executive remuneration including the remuneration of executive telent Directors
"telent Shareholders"	the holders of telent Shares
"telent Share Option Schemes"	the Marconi Corporation plc Senior Management Share Option Plan, the Marconi Corporation plc Employee Share Option Plan and the Marconi Corporation plc Sharesave Plan
"telent Shares"	the issued and to be issued ordinary shares of 87.5 pence each in the capital of telent
"Trustee"	Stanhope Pension Trust Limited, the trustee of the UK Pension Plan
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for listing under Part VI of the Financial Services and Markets Act 2000
"UK Pension Plan"	the G.E.C. 1972 Pension Plan
"uncertificated" or "in uncertificated form"	a share or other security recorded on the relevant share register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
"US" or "United States"	the United States of America, its possessions and territories, all areas subject to its jurisdiction or any subdivision thereof, any State of the United States of America and the District of Columbia
"VAT"
means value added tax as provided for in Directive 77/388/EEC and charged in accordance with the provisions of the Value Added Tax Act 1994 and any tax of a similar nature which is introduced in substitution for or in addition to such tax
"Voting Record Time"	6.00 p.m. on the day prior to the day immediately before the Court Meeting or any adjournment thereof (as the case may be)
"Warrantholder"	a holder of one or more Warrants
"Warrant Proposal"	the proposed payment of 2 pence in cash for each Warrant, conditional on the Warrant Resolution being passed and the Scheme becoming effective
"Warrant Resolution"
the extraordinary resolution, to be proposed at the meeting of Warrantholders (and any adjournment thereof) to be convened by telent to cancel the Warrants and release telent from all of its obligations under and in respect of the Warrants

"Warrants"	the rights created by the Deed Poll entitling the Warrantholders upon the valid exercise of such rights, to subscribe for telent Shares on the terms and conditions set out in the Deed Poll
"£", "sterling" and "pence"	the lawful currency of the UK
"$" or "US$"	United States dollars

All references in this document to any gender include the other gender (unless the context otherwise requires).

PART TEN:

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	No. 4300 OF 2006
CHANCERY DIVISION COMPANIES COURT

IN THE MATTER OF TELENT PLC
and
IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an order dated 23 June 2006 made in the above matters, the Court has directed a meeting to be convened of the holders of Independent Scheme Shares (as defined in the Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between telent plc (the "Company") and the holders of Scheme Shares (as so defined) and that such meeting will be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on 21 July 2006 at 10.00 a.m. at which place and time all holders of Independent Scheme Shares are requested to attend.

A copy of the said Scheme of Arrangement and a copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Holders of Independent Scheme Shares may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A blue Form of Proxy (or white Form of Direction) for use in connection with the meeting is enclosed with this notice. Shareholders with Independent Scheme Shares held through CREST may also appoint a proxy using CREST by following the instructions set out on pages 4 and 5 of the document of which this notice forms part. Completion and return of a Form of Proxy, or the appointment of a proxy electronically using CREST in accordance with the foregoing procedures, will not preclude a holder of Independent Scheme Shares from attending and voting in person at the meeting, or any adjournment thereof. Forms of Proxy (or Forms of Direction) returned by fax will not be accepted.

For the avoidance of doubt, only Independent Scheme Shareholders shall be entitled to vote at the meeting. Independent Scheme Shareholders and persons beneficially interested in Independent Scheme Shares held by Computershare Company Nominees Limited may attend the meeting.

In the case of joint holders of Independent Scheme Shares the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that Forms of Proxy (together with any power of attorney or other authority under which they are signed, or a notarially certified copy of such power of attorney) be lodged with the Company's Registrar, Computershare Investor Services PLC, by post using the pre-paid envelope provided with this notice (for use in the UK only) or otherwise addressed to Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA not less than 48 hours before the start of the meeting but, if forms are not so lodged, they may be handed to the Chairman before the start of the meeting. In order to be valid, the appointment of a proxy electronically using CREST in accordance with the procedures described above must be made not less than 48 hours before the start of the meeting. Forms of Direction must be lodged with the Company's Registrar, as described above, not less than 72 hours before the start of the meeting.

Entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day prior to the day immediately before the meeting or any adjourned meeting (as the case may be). In each case, changes to the register of members after such time shall be disregarded.

By the said order, the Court has appointed J F Devaney, or failing him, M K Atkinson or, failing him, P C F Hickson or, failing him, D F McWilliams or, failing him, K R Flaherty or, failing her, W K Koepf or, failing him, M W J Parton or, failing him, P S Binning to act as Chairman of the meeting and has directed the Chairman to report the result of the meeting to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 26 June 2006

SLAUGHTER AND MAY

One Bunhill Row London EC1Y 8YY

Solicitors for the Company

PART ELEVEN:

NOTICE OF EXTRAORDINARY GENERAL MEETING

telent plc

Notice is hereby given that an extraordinary general meeting of telent plc (the "Company") will be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on 21 July 2006 at 10.15 a.m. (or as soon thereafter as the Court Meeting (as defined in the Scheme referred to in paragraph (A) of the resolution set out below) convened for 10.00 a.m. on the same day and at the same place, by an order of the High Court of Justice, shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution.

SPECIAL RESOLUTION

THAT:

(A)
For the purpose of giving effect to the Scheme of Arrangement dated 26 June 2006 (the "Scheme") between the Company and the holders of Scheme Shares (as defined in the Scheme), in its original form (a print of which has been produced to this meeting and for the purposes of identification has been signed by the Chairman of this meeting) or with or subject to any modification, addition or condition approved or imposed by the Court:

(i)
the share capital of the Company be reduced by cancelling all the Scheme Shares;

(ii)
forthwith and contingently on such reduction of capital taking effect:

(a)
the authorised share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 87.5 pence each as shall be equal to the number of Scheme Shares cancelled at sub-paragraph (i) above and having the same rights as the Scheme Shares so cancelled; and

(b)
the reserve arising in the books of account of the Company as a result of the cancellation of the Scheme Shares be applied in paying up in full at par the new ordinary shares of 87.5 pence each referred to in sub-paragraph (ii)(a) above, such new ordinary shares to be allotted and issued, credited as fully paid, to Holmar Holdings Limited ("Holmar") and/or its nominee(s) in accordance with the Scheme; and

(iii)
in accordance with Article 7.1 of the Company's Articles of Association the directors be authorised to allot the new ordinary shares referred to in sub-paragraph (ii) above, provided that (a) this authority shall expire on the fifth anniversary of the date on which this resolution is passed, (b) the maximum aggregate nominal amount of shares which may be allotted hereunder shall be £156,000,000 and (c) this authority shall be without prejudice and in addition to any other authority under section 80 of the Companies Act 1985 previously granted before the date on which this resolution is passed; and

(B)
the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new articles 161 and 162:

  "Scheme of Arrangement

161.
(a)  In this Article and Article 162, references to the "Scheme" are to the Scheme of Arrangement between the Company and the holders of Scheme Shares (as defined in the Scheme) dated 26 June 2006 as it may be modified or amended under section 425 of the Companies Act 1985 and terms defined in the Scheme shall have the same meanings in this Article and Article 162.

(b)
Notwithstanding any other provision of these Articles, if the Company issues any ordinary shares (other than to Holmar or its nominee(s)) on or after the date of the adoption of this article and at or prior to 6.00 p.m. on the day before the date of the hearing to sanction the Scheme (the "Hearing Date") such ordinary shares shall be allotted and issued subject to the terms of the Scheme and the holder or holders of such ordinary shares shall be bound by the Scheme accordingly (subject to the Scheme becoming effective).

(c)
Subject to the Scheme becoming effective, if after 6.00 p.m. on the day before the Hearing Date any ordinary shares are allotted or issued to any person or persons (other than Holmar or its nominee(s)) (such person or persons being a "new member") they will be immediately transferred to Holmar or its nominee(s), in consideration of, and conditional upon, the payment by Holmar to the new member of the Applicable Price per ordinary share.

  (d)
  On any reorganisation of, or material alteration to, the share capital of the Company (including without limitation, any subdivision and/or consolidation), the value of the consideration per ordinary share to be paid under paragraph (c) of this Article shall be adjusted by the directors in such manner as the auditors may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to ordinary shares shall, following such adjustment, be construed accordingly.

  (e)
  To give effect to any such transfer required by paragraph (c) of this Article, the Company may appoint any person as attorney for the new member to transfer such ordinary shares to Holmar or its nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the attorney be necessary or desirable to vest such shares in Holmar or its nominee(s) and pending such vesting to exercise all such rights attaching to such ordinary shares as Holmar or its nominee(s) may direct. If an attorney is so appointed, the new member shall not thereafter (except to the extent that the attorney fails to act in accordance with the directions of Holmar or its nominee(s)) be entitled to exercise any rights attaching to such ordinary shares unless so agreed by Holmar or its nominee(s). The Company shall not be obliged to issue a certificate to the new member for such ordinary shares. Holmar or its nominee(s) shall send a cheque drawn on a UK clearing bank in favour of the new member (or any subsequent holder) for the purchase price of such ordinary shares within five business days of the time on which such ordinary shares are allotted or issued to the new member.

  (f)
  In this Article 161:

    "Applicable Price" means:

    (i)
    the consideration payable for each ordinary share pursuant to the Scheme; or

    (ii)
    the price per ordinary share determined by the auditors under Article 162.

  Valuation of ordinary shares

162.
(a)
If ordinary shares are capable of being allotted or issued more than six months after the Effective Date, any person to whom such ordinary shares would be allotted or issued shall be entitled, following the expiry of six months after the Effective Date and upon notice to the Company at the office and production of such evidence as the Company may require to prove the relevant person's entitlement to be allotted or issued ordinary shares, to request that a valuation of the ordinary shares be carried out by the auditors to determine the price at which transfers of ordinary shares should be effected under Article 161(c). No more than one such valuation may be requested in any six month period.

(b)
Upon receipt of a notice under paragraph (a) of this Article, the Company shall instruct the auditors to carry out the necessary valuation as soon as reasonably practicable and in any event within four weeks. The cost of such valuation shall be borne by the Company.

(c)
The auditors' valuation shall be in writing and shall state the price at which an ordinary share should be transferred under Article 161(c), taking into account the matters referred to in Article 161(d) and such other matters as the auditors consider relevant. A copy of the valuation shall be sent to the Company, to the person requesting the same under paragraph (a) of this Article and to any person to whom ordinary shares are allotted or issued more than six months after the Effective Date. In providing their valuation, the auditors shall act as experts and not arbitrators and their determination of the price at which an ordinary share should be transferred under Article 161(c) shall be final and binding on the Company and all persons to whom ordinary shares are allotted or issued more than six months after the Effective Date until the next such valuation (if any) is performed."

26 June 2006

By Order of the Board
Mary Skelly
Company Secretary

Registered Office:

New Century Park
Coventry
CV3 1HJ

Registered in England and Wales No. 67307

Notes:

Only holders of ordinary shares of 87.5 pence in the capital of the Company are entitled to vote at this meeting and may appoint one or more proxies to attend and, on a poll, vote instead of them. A proxy need not be a member of the Company. Holders of ordinary shares of 87.5 pence in the capital of the Company and persons beneficially interested in such shares held by Computershare Company Nominees Limited may attend this meeting.

A yellow Form of Proxy or pink Form of Direction is enclosed for use in connection with this meeting. To be valid, completed Forms of Proxy or Forms of Direction must be returned so as to arrive at the offices of the Company's Registrar, Computershare Investor Services PLC at PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, at least 48 hours (or 72 hours in the case of Forms of Direction) before the time fixed for the meeting or (as the case may be) any adjourned such meeting. Forms of Proxy (or Forms of Direction) returned by fax will not be accepted. If using CREST, proxy instructions must be received by the Registrar (ID 3RA50) at least 48 hours before the time fixed for the meeting or (as the case may be) any adjourned such meeting.

Shareholders submitting a Form of Proxy are not precluded from attending the meeting in person and voting if they wish to do so.

In the case of joint holders of ordinary shares the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

Uncertificated Securities Regulations 2001

Pursuant to Regulation 41 of the Regulations, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day prior to the day immediately before the meeting. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

Electronic proxy appointment through CREST

Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies for the meeting or any adjournment(s) by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for the proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar at least 48 hours before the time appointed for the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Regulations.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELENT PLC
By:	/s/ M SKELLY
Name: M Skelly Title: Company Secretary

Date: 27 June 2006

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
IMPORTANT NOTICE
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
DEALING DISCLOSURE REQUIREMENTS
EXPECTED TIMETABLE OF PRINCIPAL EVENTS
ACTION TO BE TAKEN
TABLE OF CONTENTS
PART ONE: LETTER FROM THE CHAIRMAN OF TELENT
RECOMMENDED CASH ACQUISITION OF TELENT BY HOLMAR
PART TWO: EXPLANATORY STATEMENT EXPLANATORY STATEMENT (In compliance with section 426 of the Companies Act)
RECOMMENDED CASH ACQUISITION OF TELENT BY HOLMAR
PART THREE: CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE ACQUISITION
PART FOUR: THE SCHEME OF ARRANGEMENT
PRELIMINARY
PART FIVE UNITED KINGDOM TAXATION
PART SIX FINANCIAL INFORMATION ON THE TELENT GROUP
Consolidated Income Statement
Consolidated Balance Sheet
Consolidated Cash Flow Statement
Consolidated Statement of Recognised Income and Expense
NOTES TO THE UNAUDITED ACCOUNTS
PART SEVEN: FURTHER INFORMATION ON HOLMAR AND HOLMAR ACQUISITION
PART EIGHT: ADDITIONAL INFORMATION ON TELENT AND HOLMAR
PART NINE: DEFINITIONS
PART TEN: NOTICE OF COURT MEETING
PART ELEVEN: NOTICE OF EXTRAORDINARY GENERAL MEETING telent plc